 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1997
                                                      REGISTRATION NO. 333-5341
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                      SECURITIES AND EXCHANGE COMMISSION

                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                              VAIL RESORTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              51-0291762
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                              VAIL RESORTS, INC.
                              137 BENCHMARK ROAD
                             AVON, COLORADO 81620
                                (970) 476-5601
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             JAMES S. MANDEL, ESQ.
                              VAIL RESORTS, INC.
                               POST OFFICE BOX 7
                             VAIL, COLORADO 81658
                                (970) 476-5601
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
 JAMES J. CLARK, ESQ.     NORMAN BROWNSTEIN, ESQ.       HOWARD A. SOBEL, ESQ.
   CAHILL GORDON &        BROWNSTEIN HYATT FARBER      KRAMER, LEVIN, NAFTALIS
       REINDEL               & STRICKLAND, P.C.               & FRANKEL
    80 PINE STREET        410 SEVENTEENTH STREET,       919 THIRD AVENUE, 39TH
  NEW YORK, NY 10005             22ND FLOOR                     FLOOR
    (212) 701-3000         DENVER, CO 80202-4437       NEW YORK, NY 10022-3903
                               (303) 534-6335               (212) 715-9100

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
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
                                              PROPOSED MAXIMUM
            TITLE OF EACH CLASS              AGGREGATE OFFERING    AMOUNT OF
       OF SECURITIES TO BE REGISTERED             PRICE(1)      REGISTRATION FEE
--------------------------------------------------------------------------------
Common Stock, $.01 par value...............     $210,000,000       $63,636(2)

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(1)Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)Previously paid.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten public offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent underwritten public offering outside the United States and Canada (the "International Prospectus"). The two prospectuses are identical except for the front and back cover pages. The form of U.S. Prospectus is included herein and is followed by the alternative pages to be used in the International Prospectus. Each of the alternate pages for the International Prospectus included herein is labeled "International Prospectus--Alternate Pages." Final forms of each Prospectus will be filed with the Securities and Exchange Commission under Rule 424(b) under the Securities Act of 1933.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 28, 1997

PROSPECTUS
                               10,500,000 SHARES
                               VAIL RESORTS, INC.

           LOGO
                                  COMMON STOCK

  Of the 10,500,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby, 5,000,000 shares will be sold by Vail Resorts, Inc. (the "Company") and 5,500,000 shares will be sold by certain Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  A total of 8,400,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters, and 2,100,000 shares (the "International Shares") are being offered outside the United States and Canada (the "International Offering") by the Managers. The initial public offering price and the underwriting discounts and commissions are identical for both the U.S. Offering and the International Offering (collectively, the "Offerings").

  The outstanding capital stock of the Company consists of the Common Stock and the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"). The Common Stock and the Class A Common Stock are substantially identical, except that holders of the Class A Common Stock elect a class of directors that constitutes two-thirds of the Board of Directors and holders of the Common Stock elect a class of directors that constitutes one-third of the Board of Directors. See "Description of Capital Stock."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $19.00 and $21.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Up to 250,000 of the shares (the "Directed Shares") will be reserved for sale at the initial public offering price (less the underwriting discounts and commissions) and offered to persons who are directors, officers or employees of, or are otherwise associated with, the Company. See "Underwriting."

  The Common Stock has been approved for listing, subject to official notice of issuance, on The New York Stock Exchange under the symbol "MTN."

  SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                         DISCOUNTS AND  PROCEEDS TO   SELLING
                         PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..............       $               $            $            $
--------------------------------------------------------------------------------
Total(3)...............       $              $             $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the U.S. Underwriters and the Managers.
(2) Before deducting expenses related to the Offerings estimated at $   , all
    of which will be paid by the Company.
(3) The Selling Stockholders have granted to the U.S. Underwriters and the Managers 30-day options to purchase in the aggregate up to 1,575,000 additional shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling
    Stockholders will be $   , $    and $   , respectively. See "Underwriting."
    If all of the Directed Shares are purchased by the persons to whom they are offered, the total Price to Public and Underwriting Discounts and Commissions each will be reduced by $ .

                                  -----------

  The U.S. Shares are offered by the several U.S. Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The U.S. Underwriters reserve the right to withdraw, cancel or modify the U.S. Offering and to reject orders in whole or in part. It is expected that delivery
of the U.S. Shares will be made against payment therefor on or about     ,
1997, at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS & CO. INC.
        FURMAN SELZ
                GOLDMAN, SACHS & CO.
                        SALOMON BROTHERS INC
                                 SCHRODER WERTHEIM & CO.
                                                              SMITH BARNEY INC.

                                       , 1997

                     [RECREATIONAL PICTURES INSERTED HERE]

  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               ---------------
  No dealer, salesperson or other person has been authorized to give any information to make any representation not contained in this Prospectus in connection with the offer contained herein and, if given or made, such other information or representation must not be relied upon as having been authorized by the Company, any Selling Stockholder, any Underwriter or any other person. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy, any securities other than the registered securities to which it relates, or an offer to sell or a solicitation of an offer to buy, to anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                               ---------------
                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Incorporation of Certain Information
 by Reference........................   3
Prospectus Summary...................   4
Summary Consolidated Financial and
 Operating Data......................  12
Risk Factors.........................  15
Use of Proceeds......................  20
Dividend Policy......................  20
Dilution.............................  20
Capitalization.......................  21
Pro Forma Financial Data.............  22
Selected Consolidated Financial and
 Operating Data......................  29
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................  32
Business.............................  37
Management ..........................  64

                                       PAGE
                                       ----
Summary Compensation Table...........   69
Principal and Selling Stockholders ..   72
Certain Transactions.................   73
The Acquisition......................   74
Description of Certain Indebtedness..   76
Description of Capital Stock.........   78
Shares Eligible for Future Sale......   81
Certain United States Federal Tax
 Consequences to Non-United States
 Holders of Common Stock.............   82
Underwriting.........................   85
Notice to Canadian Residents.........   87
Legal Matters........................   89
Experts..............................   89
Available Information................   89
Index to Consolidated Financial
 Statements..........................  F-1

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents heretofore filed by the Company (formerly named Gillett Holdings, Inc.) with the Securities and Exchange Commission (the "Commission") (File No. 1-9614) pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated and made a part of this Prospectus by reference, except as superseded or modified herein:

    1. The Company's Annual Report on Form 10-K for the year ended September 30, 1996;

    2. The Company's Registration Statement on Form 8-A dated July 3, 1996;
  and

    3. The Company's Current Report on Form 8-K dated January 8, 1997.

  The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described herein (not including exhibits to those documents unless such exhibits are specifically incorporated by reference into the information incorporated into this Prospectus). Requests for such copies should be directed to James S. Mandel, Esq., Senior Vice President and General Counsel, Vail Resorts, Inc., Post Office Box 7, Vail, Colorado 81658, telephone (970) 476-5601.

  The Company's mailing address is Post Office Box 7, Vail, Colorado 81658 and its executive offices are located at 137 Benchmark Road, Avon, Colorado 81620. Its telephone number is (970) 476-5601.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in, or incorporated by reference into, this Prospectus. Except where otherwise indicated, the information in this Prospectus (i) assumes that the over-allotment options granted to the U.S. Underwriters and the Managers will not be exercised and (ii) gives effect to a 2 for 1 stock split with respect to the Common Stock and Class A Common Stock that will be effected prior to the consummation of the Offerings. Unless the context otherwise requires, the term "Company" refers to (a) Vail Resorts, Inc. (formerly known as Gillett Holdings, Inc., "Vail Resorts") and its subsidiaries, as such entities existed prior to the consummation of the Acquisition (as hereinafter defined) and shall not include the Acquired Resorts (as hereinafter defined) when used with respect to historical information contained herein or (b) Vail Resorts and its subsidiaries, including the Acquired Resorts, as such entities exist following the Acquisition, when used with respect to information about events occurring upon completion of or after the Acquisition or when giving pro forma effect thereto. The Company will divest the Arapahoe Basin mountain resort, an Acquired Resort (as hereinafter defined), pursuant to a Stipulation and Final Judgment (the "Consent Decree") with the United States Department of Justice (the "DOJ"). See "Recent Developments," "The Acquisition" and "Pro Forma Financial Data". Unless otherwise specified, all data contained herein includes the Arapahoe Basin mountain resort, "fiscal" in connection with a year shall mean the 12 months ended September 30, "ski season" shall mean the period from the opening of any of the Company's mountains for skiing to the closing of the Company's last mountain for skiing, typically mid-November to late April, and "skier day" shall mean one guest accessing a ski mountain on any one day. "Beaver Creek" and other designated trademarks are registered trademarks of the Company. As used herein, Resort Cash Flow is defined as revenues from resort operations less resort operating expenses, excluding depreciation and amortization. Resort Cash Flow is not a term that has an established meaning under generally accepted accounting principles. The Company has included information concerning Resort Cash Flow because management believes it is an indicative measure of a resort company's operating performance and is generally used by investors to evaluate companies in the resort industry. Resort Cash Flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. For information regarding the Company's historical cash flows from operating, investing and financing activities, see the Company's consolidated financial statements included elsewhere in this Prospectus. Furthermore, Resort Cash Flow is not available for the discretionary use of management and, prior to the payment of dividends, the Company uses Resort Cash Flow to meet its capital expenditure and debt service requirements.

                                  THE COMPANY

  Vail Resorts is the premier mountain resort operator in North America. The Company operates Vail Mountain, the largest single ski mountain complex in North America, and Beaver Creek(R) Mountain, one of the world's premier family-oriented mountain resorts (together with Vail Mountain, the "Existing Resorts"). The Company is one of the most profitable resort operators in the ski industry due to its attractive guest demographics, favorable weather and snowfall conditions, ability to attract both destination resort guests and day travelers from local population centers and proximity to both Denver International Airport and Vail/Eagle County Airport. In addition to resort operations, the Company owns substantial real estate from which it derives significant strategic benefits and cash flow. On January 3, 1997, the Company acquired the Breckenridge, Keystone and Arapahoe Basin mountain resorts (the "Acquired Resorts") and significant related real estate interests and developable land (the "Acquisition"). As a result of the Acquisition, the Company is the largest mountain resort company in North America, operating the top three mountain resorts in the United States. The Company has a 9% share of skier days in the United States, which is nearly 40% greater than that of its nearest competitor, and is uniquely positioned to attract a broad range of guests due to its diverse ski terrain, varied price points and numerous activities and services. As the Company's resorts are located within 50 miles of each other, the Company is able to offer guests the opportunity to visit each resort during one vacation stay and participate in common loyalty programs. For fiscal 1996, the Company's revenue from resort operations ("Resort Revenue") and Resort Cash Flow, pro forma for the Acquisition, were $276.0 million and $88.2 million, respectively. Management believes that the Company's Resort Revenue and Resort Cash Flow, pro forma for the Acquisition, are greater than that of any other mountain resort company in the world. For a further discussion of Resort Cash Flow, see Note (6) to Selected Consolidated Financial and Operating Data.

                                EXISTING RESORTS

  Vail Mountain is the largest and most popular single ski mountain complex in North America, offering over 4,100 acres of unique and varied ski terrain spanning approximately 20 square miles. Included in this complex are Vail's world-famous Back Bowls(TM) (the "Back Bowls"), the largest network of high speed quad chairlifts in the world, a top rated ski school and a wide variety of dining and retail venues. Vail Mountain's skier days reached 1.65 million during the 1995-96 ski season, the most of any ski mountain in North America and a new record for Vail Mountain. Vail Mountain has been chosen to host the World Alpine Ski Championships in 1999, the first time a North American ski resort has been selected to host this prestigious event twice. For the last eight years, Vail Mountain has been rated the number one ski resort in the United States by the Snow Country magazine survey.

  Beaver Creek Mountain, located ten miles west of Vail Mountain, is one of the world's premier family-oriented mountain resorts, offering its guests a superior level of service in a pristine alpine setting. Since opening in 1980, Beaver Creek Mountain has been one of the fastest growing ski resorts in North America, with annual skier days increasing from 111,746 in the 1980-81 ski season to 576,249 during the 1995-96 ski season, a new record for Beaver Creek Mountain. The Company has recently completed the first step in introducing a European style village-to-village ski experience by connecting (through ski lifts and trails) three distinct ski areas--Beaver Creek, Bachelor Gulch(TM) and Arrowhead(TM). Beaver Creek Mountain, which provides a distinct and varied vacation experience from Vail Mountain, has consistently been rated among the top ten resorts in North America in various industry surveys (it was ranked number four in the 1996 Snow Country magazine survey).

BUSINESS STRATEGY

  A key component of the Company's business strategy has been to expand and enhance its core ski operations, while at the same time increasing the scope, diversity and quality of the complementary activities and services offered to its skiing and non-skiing guests throughout the year. This focus has resulted in growth in skier days and lift ticket sales and has also allowed the Company to expand its revenue base beyond its core ski operations. While lift ticket sales (traditionally the largest source of revenues for most ski resorts) have grown each year over the past ten years, revenues from other sources have grown at a much faster rate and, as a result, have increased as a percentage of Resort Revenue from 36% in fiscal 1985 to 51% in fiscal 1996. This trend is expected to continue as the projects outlined in "Growth Initiatives" are completed.

  The Company's focus on developing a comprehensive destination resort experience has also allowed it to attract a diverse guest population with an attractive demographic and economic profile, including a significant number of affluent and family-oriented destination guests, who tend to generate higher and more diversified revenues per guest than day skiers from local population centers. While the Company's Resort Revenue per skier day is currently among the highest in the industry, management believes that the Company currently captures less than 20% of the total vacation expenditures of an average destination guest at its resorts. Vail Resorts' business strategy is not only to increase skier days and guest visits but also to increase Resort Revenue per skier day by capturing a higher percentage of the total spending by its year round destination and day guests, by continuing to expand the range and enhance the quality of activities and services offered by the Company. See "Business-- Existing Resorts" and "--Acquired Resorts."

  The Company's success in implementing its business strategy, high Resort Revenue per skier day and efficient operations have resulted in growth in Resort Cash Flow and in levels of cash flow generation that are among the highest in the industry. Between fiscal 1985 and fiscal 1996, the Company's Resort Cash Flow increased from $7.9 million to $50.4 million. Furthermore, Resort Cash Flow as a percentage of Resort
Revenue was 35.9% for fiscal 1996. The Company's high level of Resort Cash Flow has allowed it to reinvest significant capital in its operations. Over the ten years ended December 31, 1995, the Company has invested approximately $125 million in resort improvements, of which approximately $80 million was expansion capital to improve and grow operations. In addition, during calendar year 1996, the Company invested approximately $33 million of expansion capital in its Existing Resorts to further improve and grow resort operations. See "Business--Existing Resorts--Projects Under Construction." Management believes that the quality and scope of its resort facilities and ski operations are unequaled in North America and represent a significant competitive advantage. For a further discussion of Resort Cash Flow, see Note (6) to Selected Consolidated Financial and Operating Data.

GROWTH INITIATIVES

  The Company's growth in Resort Revenue and Resort Cash Flow has been and continues to be derived from a variety of factors, including (i) increases in skier days and guest visits due primarily to "new attractions" (major terrain and facility expansions) and the creation of additional resort lodging, (ii) improving industry trends due to growth in snowboarding and advances in ski equipment technology ("fat" skis and specially shaped skis), (iii) increases in Resort Revenue per skier day resulting from new retail and restaurant operations and other activities including expanded activities for nonskiers,
(iv) margin increases resulting from price increases and the benefits of operating leverage and (v) increases in the Company's licensing and sponsorship activities. The Existing Resorts have undergone a period of significant expansion as numerous projects under development have been completed. The results of this expansion are:

  . A 30% expansion in the contiguous ski terrain on Beaver Creek Mountain with the creation of a European style village-to-village ski experience;

  . A greater than 50% increase in high speed access lift capacity on Vail
    Mountain with the installation of both a new high speed quad lift and a state-of-the-art, high speed, custom-designed gondola;

  . The creation of the Company's first major non-ski activity center
    (reached by Vail's new gondola) at the top of Vail Mountain, offering day and evening ice skating, sledding, tubing, snowboarding attractions, a children's snowpark and evening snowmobile tours; and

  . For the 1997-98 ski season, a planned increase in base area retail and restaurant square footage owned by the Company from 86,500 to 140,000 upon the completion of the retail core of Beaver Creek Village, a new base lodge on Vail Mountain and five new themed restaurants available for day, "apres ski" and evening dining.

Furthermore, over the next five years the Company plans to complete several other significant projects at the Existing Resorts, including (i) the opening of Category III, a major terrain expansion which will increase the skiable acreage on Vail Mountain by approximately 50% to 6,000 acres with significant intermediate bowl skiing, (ii) the redevelopment of the Company's property at Lionshead, a primary access point at the base of Vail Mountain, which will provide significant additional resort lodging, skier services, and retail and restaurant facilities and (iii) a significant increase in resort lodging from the completion of Arrowhead Village, Bachelor Gulch Village and Beaver Creek Village. See "Business--Projects Under Construction," "Business--Real Estate" and "Risk Factors--Growth Initiatives."

  Historically, the completion of major terrain and facility expansions has resulted in increases in skier days at the Company's resorts. For example, prior to the beginning of the 1988-89 ski season Vail Mountain opened China Bowl(TM), adding 1,633 acres of new open bowl ski terrain to Vail Mountain, including the first intermediate runs in the Back Bowls. Over the two year period following the opening of China Bowl, annual skier days at Vail Mountain increased by 224,000 or 17%. Although management believes that the completion of the terrain and facility expansions discussed above will significantly increase the number of skier days at the Existing Resorts, particularly during non-peak periods, there can be no assurance that such increases will be achieved. See "Business--Existing Resorts--Projects Under Construction." Based on current levels of operations, the Company believes it will be able to fund the growth initiatives identified above with cash flow from operations and borrowings under the New Credit Facilities (as hereinafter defined).

                                ACQUIRED RESORTS

  Breckenridge Mountain, located approximately 85 miles west of Denver and 40 miles east of Vail Mountain, is North America's second most popular ski area, trailing only Vail Mountain in skier days. Breckenridge's skier days reached
1.35 million during the 1995-96 ski season, a new record for Breckenridge Mountain. Breckenridge Mountain offers over 2,000 acres of skiing on four different mountain peaks, including open bowl and excellent beginner and intermediate ski terrain. The ski area is located adjacent to the Town of Breckenridge, a Victorian mining town, which has numerous apres ski activities and an extensive and growing bed base, making Breckenridge Mountain an attractive destination for national and international skiers. The Company believes there are improvements which can be made to Breckenridge Mountain which will contribute to further growth in skier days and Resort Revenue, including (i) an upgrade of certain older lift equipment and the addition of new high speed quads, which will reduce lift lines and improve on-mountain skier circulation, (ii) a significant expansion of the mountain's snowmaking coverage, to ensure a better early and late season ski product and (iii) an expansion of the Company's ski school, food service, retail and rental operations. In addition, Breckenridge owns certain strategic land parcels at the base of the mountain and in the Town of Breckenridge which are currently in the planning stages for significant residential and commercial development.

  Keystone Mountain is located 70 miles west of Denver and 15 miles from Breckenridge and offers 1,739 acres of skiable terrain. Keystone Mountain is the third most popular ski area in North America, achieving 1.06 million skier days during the 1995-96 ski season. Keystone Mountain has the largest and most advanced snowmaking capability of any Colorado mountain resort with snowmaking coverage extending over 49% of Keystone's skiable acreage. Keystone Mountain is located within the planned family-oriented community of Keystone Resort, which offers numerous year round activities, the majority of which are operated by the Company, including the Keystone Conference Center, which is the largest convention center in the Colorado Rocky Mountains. Keystone Mountain also provides the largest single-mountain night skiing experience in North America, with 13 lighted trails covering 2,340 vertical feet, offering a 12 1/2 hour ski day. Upgrades to Keystone Mountain include (i) for the 1996-97 ski season, the construction of $5 million of snowboarding related improvements, including a snowboard park, representing the first time snowboarders have been allowed on Keystone Mountain and a significant opportunity for Keystone to capture a share of this growing market and (ii) planned for the 1997-98 ski season, the installation of a new high speed quad access lift from one of the resort's major base areas. In addition, Keystone, through a joint venture (the "Keystone JV"), received approval for and has begun the long term development of up to 3,400 new residential and lodging units and up to 318,000 square feet of new commercial space on land contributed to the Keystone JV. This development will supplement the resort's existing 1,273 residential and lodging units and approximately 144,000 square feet of commercial real estate. In calendar year 1996, 130 residential and lodging units and 33,000 square feet of commercial space were constructed by the Keystone JV. This development, which is expected to be completed over the next 20 years, will create significant new resort lodging and will be a primary factor in skier day growth. The development will also create significant new retail, food service and apres ski activities, which the Company believes will attract destination skiers and increase the Company's Resort Revenue.

  Arapahoe Basin is the highest ski area in North America, offering 486 acres of skiing with a summit elevation of 13,050 feet. This high elevation allows for the longest ski season in Colorado, with the mountain remaining open well into June and even as late as August. During the 1995-96 ski season, Arapahoe Basin had 241,435 skier days. Arapahoe Basin has a rustic flavor and offers limited amenities, primarily targeting the skiing enthusiast with advanced intermediate to expert ski terrain. The Company believes there is a possibility of adding snowmaking facilities to Arapahoe Basin, which would improve conditions during the traditional ski season and allow Arapahoe Basin to offer year round skiing, which it believes would be a popular attraction to the numerous summer tourists in Colorado. The Company has agreed to divest Arapahoe Basin pursuant to the Consent Decree. See "Recent Developments," "The Acquisition" and "Risk Factors--Antitrust."

                              ACQUISITION STRATEGY

  The Company's strategy in effecting the Acquisition is to build on the historical success at the Acquired Resorts by introducing many of the programs currently in effect at the Existing Resorts and to capitalize on the combination of the Company's resorts. The Company believes there are numerous opportunities to increase guest participation in activities operated by the Acquired Resorts by upgrading existing facilities and implementing incentivized selling techniques currently used at the Existing Resorts. For example, revenue from ski school operations for fiscal 1996 at the Acquired Resorts (which had 2.7 million skier days during the 1995-96 ski season) was $9.3 million, versus $23.9 million at the Existing Resorts (which had 2.2 million skier days during the 1995-96 ski season). In addition, for the 1995-96 ski season, Breckenridge Mountain achieved $1.65 in mountain food service revenue per skier day, versus $5.42 in mountain food service revenue per skier day achieved by the Existing Resorts during the same period. Similarly, the Company believes there are opportunities to upgrade infrastructure at the Acquired Resorts, including the addition of new ski lifts, as the Acquired Resorts operate 9 high speed lifts while the Existing Resorts operate 16 high speed lifts. Based on current levels of operations, the Company believes it will be able to fund such improvements with cash flow from operations and borrowings under the New Credit Facilities. The Company has also identified numerous opportunities to reduce costs as a result of the Acquisition, including the consolidation of insurance premiums, professional fees, systems development, purchases of capital equipment, consumables and retail goods and the selective consolidation of administrative functions.

   The Company intends to implement a number of strategies to capitalize on the combination of the Company's resorts and to increase Resort Cash Flow throughout its operations, including:

  . developing a coordinated marketing and promotional effort for all of the Company's resorts for the local, North American and international markets, using a combined marketing budget of almost $20 million, a level unprecedented in the mountain resort industry;

  . offering both the destination guest and the day skier the opportunity to access all of its resorts with one lift ticket and instituting loyalty programs, which will reward guests for participation in activities throughout all of the Company's resorts;

  . creating a sophisticated central reservation system, aggressively promoting comprehensive vacation packages to the travel and tour industry and significantly expanding its lodging and property management operations, which will allow the Company to capture a greater percentage of guests' expenditures;

  . implementing common upgraded technology throughout the Company's operations to enhance cross-selling opportunities through programs such as resort-wide charging using lift ticket passes;

  . extending existing licensing and sponsorship relationships across the brand names of the Acquired Resorts and creating new relationships which leverage the exposure the Company can offer corporate sponsors; and

  . maintaining the Company's industry leadership in introducing new guest attractions.

  There can be no assurance that the Company will be able to successfully implement any or all of the above-mentioned strategies or achieve any of the benefits anticipated therefrom. See "Risk Factors--No Assurance of Successful Integration of Acquired Resorts/Future Acquisitions."

  Management believes that the size, scope, location and quality of its operations afford the Company the unique opportunity to continue the transformation of Vail Resorts from a ski area operator to an integrated resort company and a prominent force in the worldwide travel and tourism industry.

                                  REAL ESTATE

  The Company also benefits from its extensive holdings of real property at its Existing Resorts and throughout the Vail Valley and from the activities of Vail Associates Real Estate Group, Inc. ("VAREG"), a wholly owned subsidiary of the Company. VAREG manages the Company's real estate operations, including the planning, oversight, marketing, infrastructure improvement and development of Vail Resorts' real property holdings. The Company generated $48.7 million in revenue from real estate operations in fiscal 1996. The Company believes that the current market for the sale of its resort property is strong, as evidenced by the fact that the Company contracted for the sale of 93 single family homesites over the last 16 months in Bachelor Gulch Village at an aggregate sales price of approximately $72 million. These sales occurred through a lottery format because demand significantly exceeded the number of homesites available for sale. In addition to the substantial cash flow generated from real estate sales, these development activities benefit the Company's resort operations through (i) the creation of additional resort lodging which is available to the Company's guests, (ii) the ability to control the architectural theming of its resorts, (iii) the creation of unique facilities and venues (primarily themed restaurant and retail operations) which provide the Company with the opportunity to create new sources of recurring revenue and
(iv) the expansion of the Company's property management and brokerage operations, which are the preferred providers of these services for all developments on VAREG's land. In order to facilitate the development and sale of its real estate holdings, VAREG spends significant amounts on mountain improvements, such as ski lifts, snowmaking equipment and trail construction. While these mountain improvements enhance the value of the real estate held for sale (for example, by providing ski-in/ski-out accessibility), they also benefit resort operations. In most cases, VAREG seeks to minimize the Company's exposure to development risks and maximize the long-term value of the Company's real property holdings by selling land to third party developers for cash payments prior to the commencement of construction, while retaining approval of all development plans as well as an interest in the developer's profit. The Company also typically retains the option to purchase, at a price significantly below fair market value, any commercial space created in a development. The Company is able to secure these benefits from third party developers as a result of the high property values and strong demand associated with property in close proximity to its world class mountain resort facilities. See "Risk Factors--Real Estate Development."

  The Company will also benefit from the activities of the Keystone JV, which is developing a significant portion of the Keystone Resort. As residential and commercial projects are completed, the Company has a priority right to receive payments of up to approximately $22.6 million for the land which it previously contributed to the Keystone JV. The Company also will receive approximately 50% of the profits generated by the Keystone JV and will have the opportunity to lease commercial space created by the Keystone JV. The Company has approval rights over all major decisions of the Keystone JV. The Company will also own certain strategic land parcels at the base of Breckenridge Mountain and in the Town of Breckenridge which are currently in the planning stages for significant residential and commercial development. In addition to generating cash flow from real estate sales, the development opportunities at both Keystone and Breckenridge are expected to benefit the Company's resort operations by creating significant new resort lodging and guest amenities. See "Business-- Real Estate."

                              RECENT DEVELOPMENTS

  On July 29, 1996, Adam Aron was appointed Chairman and Chief Executive Officer of the Company. Mr. Aron has extensive experience in the resort leisure industry, most recently serving as President and Chief Executive Officer of Norwegian Cruise Line Ltd. Mr. Aron previously served as Senior Vice President of Marketing for United Airlines and Senior Vice President of Marketing for Hyatt Hotels. Andrew Daly, currently President and Chief Executive Officer of Vail Associates, Inc., the Company's principal subsidiary, was appointed to the additional position of President of the Company. On October 28, 1996, James Donohue was appointed Senior Vice President and Chief Financial Officer of the Company. Mr. Donohue previously served as Chief Financial Officer of Fibreboard Corporation and Executive Vice President of Continental Illinois Bank, N.A.

  On January 3, 1997, the Company acquired 100% of the stock of Ralston Resorts, Inc. ("Ralston Resorts"), a wholly owned subsidiary of Ralston Foods, Inc. ("Foods"), which owns and operates the Acquired Resorts.

In connection with the Acquisition, Foods received 7,554,406 shares of Common Stock (which may be increased as a result of certain post-closing adjustments) and the Company assumed $165.0 million of Ralston Resorts' indebtedness.

  The Company will divest the Arapahoe Basin mountain resort pursuant to the Consent Decree. The Company entered into the Consent Decree to resolve certain antitrust concerns of the DOJ raised by the Acquisition. The Consent Decree requires the Company to use its best efforts to complete the divestiture as expeditiously as possible, but in any event, by June 2, 1997 (unless such date is extended by the DOJ). For fiscal 1996, Arapahoe Basin had 241,435 skier days and Resort Revenue, Resort Cash Flow and total assets (at the end of such year) of approximately $6.6 million, $3.0 million, and $5.1 million, respectively. See "The Acquisition" and "Pro Forma Financial Data".

  The Company has distributed a right to receive up to $2.44 per share of Common Stock (the "Rights") to all stockholders of record on October 11, 1996, with a maximum aggregate amount payable under the Rights of $50.5 million. The purpose of the Rights is to provide cash to the existing stockholders of the Company as a partial return on their investment in the Company. As of September 30, 1996, the Company had outstanding contracts (the "Real Estate Contracts") for the sale of certain real estate and related amenities. The Company will make payments under the Rights only to the extent it receives sufficient gross proceeds under the Real Estate Contracts to make such payments. As of December 31, 1996, the Company had received sufficient gross proceeds under the Real Estate Contracts to make substantially all of such payments. The Company currently estimates payments under the Rights will be made in fiscal 1997. Stockholders who purchase shares in the Offerings will not be entitled to any payments with respect to the Rights. In addition, the Company has amended certain option agreements held by management of the Company to eliminate their right to receive any portion of the payments made under the Rights. In connection with such amendment, the Company has accrued a payable to such option holders of approximately $4.5 million (the "Option Payment"). The Rights and the Option Payment are hereinafter collectively referred to as the "Distribution." The Company believes that the payment of the Distribution will not have any adverse consequences on the Company's future operations. See "Business--Real Estate," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

  On January 14, 1997, the Company reported Resort Revenue of $35.1 million and Resort Cash Flow of $10.3 million for the quarter ended December 31, 1996. These results represent an increase of 9.5% in Resort Revenue and 10.2% in Resort Cash Flow over the results for the quarter ended December 31, 1995. The Company also indicated that the results for the most recent quarter exclude five days of the "Christmas/Holiday" period, which ended January 5, 1997, while the results for the prior year quarter exclude one day of the "Christmas/Holiday" period, which ended January 1, 1996.

  The Company also reported that Ralston Resorts, which it acquired on January 3, 1997, had Resort Revenue of $29.2 million and Resort Cash Flow of $2.8 million for the quarter ended December 31, 1996. This compares to Resort Revenue and Resort Cash Flow for the quarter ended December 31, 1995 of $27.5 million and $4.3 million, respectively. The Company did not operate Ralston Resorts for the most recently completed quarter. The decline in Resort Cash Flow at Ralston Resorts was due, in part, to certain anticipated higher operating expenses. The timing of the "Christmas/Holiday" period also impacted Ralston Resorts' results. Resort Revenue and Resort Cash Flow for Ralston Resorts include the results of the Arapahoe Basin mountain resort, which the Company will divest pursuant to the Consent Decree. For a further discussion of Resort Cash Flow, see Note (6) to Selected Consolidated Financial and Operating Data.

                                 THE OFFERINGS

Common Stock to be sold by the Company:

 U.S. Offering..........  4,000,000 shares
 International            1,000,000 shares
 Offering...............
  Total.................  5,000,000 shares

Common Stock to be sold by Selling Stockholders:

 U.S. Offering..........  4,400,000 shares
 International            1,100,000 shares
 Offering...............
  Total.................  5,500,000 shares

Common Stock to be outstanding after the Offerings:

 Common Stock...........  21,570,288 shares (a)
 Class A Common Stock...  11,728,600 shares
  Total.................  33,298,888 shares

Voting Rights...........  The rights of holders of Class A Common Stock and
                          Common Stock are substantially identical, except that holders of Class A Common Stock elect a class of di-rectors that constitutes two-thirds of the Board of Directors and holders of Common Stock elect a class of directors that constitutes one-third of the Board of Directors. The Class A Common Stock is convertible into Common Stock (i) at the option of the holder,
                          (ii) automatically upon transfer to a non-affiliate of the holder and (iii) automatically if less than 5,000,000 shares of Class A Common Stock are out-standing. Upon completion of the Offerings, Apollo Ski Partners, L.P. ("Apollo Ski Partners"), which will hold approximately 99% of the Class A Common Stock, will have approximately 35% of the combined voting power of all outstanding shares of capital stock of the Company. See "Management" and "Principal and Selling Stockholders."

Use of Proceeds.........
                          Approximately $67.7 million of the net proceeds of the Offerings to be received by the Company will be used to redeem all of the Company's outstanding 12 1/4% Senior Subordinated Notes due 2002 (the "Senior Subordinated Notes") (including accrued interest and a contractual redemption premium) with the balance of approximately $22.3 million used for general corpo-rate purposes. The Company believes that this reduc-tion in indebtedness will give it the flexibility to make additional borrowings in the future to finance internal and external growth initiatives. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. See "Use of Pro-ceeds."

New York Stock Exchange
 Symbol.................
                          "MTN"
--------
(a) Excludes 2,253,300 shares issuable upon exercise of outstanding options with an average exercise price of $10.39 per share and 62,000 shares of unvested restricted stock granted to management. See "Management."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
             (IN THOUSANDS EXCEPT PER SHARE AND PER SKIER DAY DATA)

  The summary consolidated historical financial data presented below have been derived from the Company's and Ralston Resorts' consolidated financial statements and should be read in conjunction with those statements and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information included elsewhere in this Prospectus. The unaudited pro forma summary combined financial data for the fiscal year ended September 30, 1996 give effect to the Acquisition and the Offerings and are derived from the unaudited pro forma financial data presented elsewhere in this Prospectus. The following information includes the results of the Arapahoe Basin mountain resort, which will be divested pursuant to the Consent Decree. See "Pro Forma Financial Data" and "The Acquisition."

                                  THE COMPANY

                          PRE-EFFECTIVE DATE(1)                    POST-EFFECTIVE DATE(1)
                          ---------------------- --------------------------------------------------------------
                             YEAR        YEAR
                             ENDED      ENDED      FISCAL YEAR ENDED SEPTEMBER 30,       PRO FORMA COMBINED
                           SEPTEMBER   OCTOBER   --------------------------------------  FISCAL YEAR ENDED
                          30, 1991(2) 8, 1992(2)   1993      1994      1995      1996    SEPTEMBER 30, 1996
                          ----------- ---------- --------  --------  --------  --------  ------------------
                               (UNAUDITED)                                                  (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Resort.................    $97,048    $105,525  $114,623  $124,982  $126,349  $140,288       $276,038
 Real estate............      2,601       3,767     4,610    22,203    16,526    48,655         49,569
                            -------    --------  --------  --------  --------  --------       --------
   Total revenues.......     99,649     109,292   119,233   147,185   142,875   188,943        325,607
Operating expenses:
 Resort.................     56,680      63,099    69,749    78,365    82,305    89,890        187,878
 Real estate............      4,282       4,472     5,165    20,341    14,983    40,801         40,801
 Corporate expense(3)...      7,939       4,151     6,467     7,160     6,701    12,698         12,698
 Depreciation and
  amortization..........      8,389       7,626    13,404    17,186    17,968    18,148         37,478
                            -------    --------  --------  --------  --------  --------       --------
                             77,290      79,348    94,785   123,052   121,957   161,537        278,855
Operating income from
 continuing operations..     22,359      29,944    24,448    24,133    20,918    27,406         46,752
Income (loss) from
 continuing operations
 (after-tax)(4).........         NM          NM      (146)      761     3,282     4,735         13,161
Unaudited pro forma
 earnings per
 common share(5)........                                                                      $    .38
OTHER DATA:
Resort
 Resort Revenue.........    $97,048    $105,525  $114,623  $124,982  $126,349  $140,288       $276,038
 Resort Cash Flow(6)....     40,368      42,426    44,874    46,617    44,044    50,398         88,160
 Skier days.............      1,969       1,986     2,059     2,056     2,136     2,228          4,885
 Resort Revenue/skier
  day...................    $ 49.29    $  53.13  $  55.67  $  60.79  $  59.15  $  62.97       $  56.51
Real estate
 Revenues from real
  estate sales..........    $ 2,601    $  3,767  $  4,610  $ 22,203  $ 16,526  $ 48,655       $ 49,569
 Real estate operating
  profit(7).............     (1,681)       (705)     (555)    1,862     1,543     7,854          8,768
 Real estate
  assets(8).............     16,144      13,091    15,673    42,637    54,858    88,665        146,502
Statement of cash flows
 (Post-Effective Date)
 Net cash provided by
  operating
  activities............                         $  1,727  $ 56,107  $ 41,104  $ 66,441
 Net cash provided by
  (used in) investing
  activities............                          145,144    16,289   (42,244)  (54,716)
 Net cash used in
  financing
  activities............                         (314,902)  (26,882)  (34,341)  (46,547)

                                RALSTON RESORTS

                                          FISCAL YEAR ENDED SEPTEMBER 30,
                                         -------------------------------------
                                          1993      1994      1995      1996
                                         -------  --------  --------  --------
STATEMENT OF OPERATIONS DATA:
Revenues:
 Resort................................. $83,717  $127,676  $125,816  $135,750
 Real estate............................   2,141     4,979     1,778       914
                                         -------  --------  --------  --------
   Total revenues.......................  85,858   132,655   127,594   136,664
Operating expenses:
 Resort.................................  71,330    94,382    94,846    97,988
 Real estate............................   1,619     3,837     1,040       --
 Depreciation and amortization..........  10,754    14,227    14,948    15,780
                                         -------  --------  --------  --------
                                          83,703   112,446   110,834   113,768
Operating income........................   2,155    20,209    16,760    22,896
Net income (loss).......................  (4,090)    8,923     3,927     7,872
OTHER DATA:
Resort
 Resort Revenue......................... $83,717  $127,676  $125,816  $135,750
 Resort Cash Flow(6)....................  12,387    33,294    30,970    37,762
 Skier days.............................   1,284     2,568     2,532     2,657
 Resort Revenue/skier day............... $ 65.20  $  49.72  $  49.69  $  51.09
Real estate
 Revenues from real estate sales........ $ 2,141  $  4,979  $  1,778  $    914
 Real estate operating profit(7)........     522     1,142       738       914
 Real estate assets(8)..................  46,275    49,683    50,009    51,352
Statement of cash flows
 Net cash provided by operating
  activities............................ $15,658  $ 23,442  $ 17,542  $ 22,621
 Net cash used in investing
  activities............................  (9,322)  (12,160)  (11,919)  (17,570)
 Net cash used in financing
  activities............................  (4,522)  (13,075)   (6,030)   (4,590)

--------
(1) In addition to its resort and real estate operations, which are conducted by the Company's wholly owned subsidiary, Vail Holdings, Inc. and its subsidiaries (collectively "Vail Associates"), the Company also previously owned subsidiaries which were engaged in the communications and beef products businesses. In each year from fiscal 1986 through fiscal 1991, the Company's resort operations experienced growth in Resort Cash Flow. In 1991, due to an inability to service debt incurred in connection with the acquisition of certain assets in the communications business, the Company was forced to seek relief under Chapter 11 of the Bankruptcy Code. On October 8, 1992 (the "Effective Date"), the Company emerged from bankruptcy (the "Reorganization") pursuant to a plan of reorganization which contemplated divestitures of the Company's communications and beef products businesses. Such divestitures were completed in fiscal years 1993 and 1994, and accounted for as discontinued operations. As a result of the transactions that took place on the Effective Date and the related accounting treatment, the financial information for the two years presented prior to the Effective Date ("Pre-Effective Date") is not comparable to the financial information for the periods presented after the Effective Date ("Post-Effective Date"). See Note 1 to the Company's consolidated financial statements.

(2) For fiscal 1991, results of operations include only nine months of corporate expense of the Company due to a change in the fiscal year of the Company. The results of Vail Associates for fiscal 1991 and the period ended October 8, 1992 ("fiscal 1992") have been derived from their separately audited financial statements.

(3) Prior to the Offerings, corporate expense included the costs associated with the Company's holding company structure and overseeing multiple lines of business, including the discontinued operations. Following the Offerings, corporate expense will include certain personnel, tax, legal, directors' and officers' insurance and other consulting fees relating solely to the Company's resort and real estate operations. Corporate expense is classified as resort operating expenses in the consolidated financial statements of Ralston Resorts. For the year ended September 30, 1996, corporate expense included the following nonrecurring charges: (i) $4.5 million related to the Option Payment, (ii) $1.9 million of compensation expense related to the exercise of certain options held by the Company's former Chairman and Chief Executive Officer and (iii) $2.1 million related to the termination of an employment agreement with the Company's former Chairman and Chief Executive Officer. In addition, the Company anticipates annual savings of approximately $750,000 related to changes made in corporate management. These anticipated corporate expense savings have not been reflected in the pro forma summary combined financial data.

(4) Due to the Reorganization discussed in Note 1, income from continuing operations and per share information for fiscal 1991 and fiscal 1992 are not comparable to amounts reported in subsequent fiscal years, and therefore, are not considered meaningful.

(5) Due to the Distribution, the Acquisition and the Offerings, the Company's and Ralston Resorts' historical capital structure is not indicative of the Company's capital structure upon the closing of the aforementioned transactions. Accordingly, historical earnings per common share is not considered meaningful and has not been presented herein.

(6) Resort Cash Flow is defined as revenues from resort operations less resort operating expenses, excluding depreciation and amortization. Resort Cash Flow is not a term that has an established meaning under generally accepted accounting principles. The Company has included information concerning Resort Cash Flow because management believes it is an indicative measure of a resort company's operating performance and is generally used by investors to evaluate companies in the resort industry. Resort Cash Flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. For information regarding the Company's and Ralston Resorts' historical cash flows from operating, investing and financing activities, see the Company's and Ralston Resorts' consolidated financial statements included elsewhere in this Prospectus. Furthermore, Resort Cash Flow is not available for the discretionary use of management and, prior to the payment of dividends, the Company uses Resort Cash Flow to meet its capital expenditure and debt service requirements.

(7) Real estate operating profit is defined as revenue from real estate operations less real estate costs and expenses, which include (i) selling costs; (ii) holding costs; (iii) operating expenses; and (iv) the allocation of the capitalized land, infrastructure, mountain improvement and other costs relating to property sold. Real estate costs and expenses exclude charges for depreciation and amortization as the Company has determined that the portion of those expenses allocable to real estate are not significant.

(8) Real estate assets include all land, development costs, and other improvements associated with real estate held for sale and classified as such in the Company's consolidated balance sheet. Real estate assets for Ralston Resorts include investments in real estate joint ventures, real estate held for sale and other developable land. See Note (d) to the Pro Forma Financial Data.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information contained, and incorporated by reference, in this Prospectus before making an investment in the Common Stock. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Projects Under Construction." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

  RISKS ASSOCIATED WITH SEASONALITY. The business of the Existing and Acquired Resorts is highly seasonal. Over the last five fiscal years, the Existing Resorts on average realized 92% of their Resort Revenue during the period from November to April. The Existing Resorts have negative Resort Cash Flow for the months of May through October and report losses for such period. The Acquired Resorts experience similar seasonality. A substantial majority of the Company's Resort Cash Flow is realized in the second quarter of each fiscal year. To finance its activities and working capital requirements from May to October, the Company has typically relied on borrowings under its revolving credit facilities. The Company's ability to borrow under its revolving credit facilities is subject to certain conditions, including compliance with certain financial covenants. While the Company believes that it will continue to comply with such conditions and that borrowings under the New Credit Facilities will be adequate to support its capital requirements for the May through October periods, to the extent that such borrowings became unavailable, the Company could experience a material adverse impact on its operations. See "Description of Certain Indebtedness--Credit Facilities."

  CAPITAL REQUIREMENTS. The operation and development of the Existing and Acquired Resorts is capital intensive. The Company spent approximately $17.4 million, $20.3 million and $13.9 million in its fiscal years ended September 30, 1994, 1995 and 1996, respectively, on resort capital expenditures. The Company typically categorizes approximately $6 million to $7 million a year of total resort capital expenditures as maintenance expenditures. For fiscal years 1994, 1995, and 1996, the Acquired Resorts spent approximately $10.4 million, $11.0 million and $17.8 million, respectively, on resort capital expenditures, a substantial portion of which was categorized as maintenance expenditures. In addition, the Company makes significant investments in connection with its real estate development activities. See "Business--Real Estate." The Company anticipates making significant capital expenditures in the future for maintenance and project development to maintain the competitive position and enhance the operations of its resorts and implement its growth initiatives. See "Business--Existing Resorts" and "--Acquired Resorts."

  GROWTH INITIATIVES. The Company is currently engaged in and has plans for a variety of development projects relating to both resort and real estate operations. Although the Company expects that these projects will be completed on schedule and at their respective estimated costs, there can be no assurance
(i) that the Company will receive the necessary regulatory approvals for such projects, (ii) as to when such projects will be completed, (iii) that the Company's estimated costs associated with such projects will prove to be accurate or (iv) that the Company will receive the expected benefits from such projects. Based on current levels of operations and anticipated growth and cash availability, the Company believes that it will be able to fund its growth initiatives with cash flow from operations and borrowings under the New Credit Facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  DILUTION. Purchasers of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of the Common Stock. The immediate dilution to purchasers of Common Stock offered hereby (assuming an initial public offering price of $20.00 per share) will be $16.46 or 82% per share of Common Stock. See "Dilution."

  NO ASSURANCE OF SUCCESSFUL INTEGRATION OF ACQUIRED RESORTS/FUTURE ACQUISITIONS. The Company believes it will realize substantial benefits from the successful integration of the Acquired Resorts. However, there can be no assurance that the Company will be able to establish, maintain or increase the profitability of the Acquired Resorts or that the Acquired Resorts will be successfully integrated into the operations of the Company. In addition, there can be no assurance that the Company will be able to realize any of the cost savings it has identified in connection with integrating the operations of the Existing and Acquired Resorts. The Company continually evaluates potential acquisitions and intends to actively pursue acquisition opportunities, some of which could be material. Future acquisitions could be financed by internally generated funds, bank borrowings, public offerings or private placements of equity or debt securities, or a combination of the foregoing. There can be no assurance that the Company will be able to make acquisitions on terms favorable to the Company. If the Company completes acquisitions, it will encounter various associated risks, including the possible inability to integrate an acquired business into the Company's operations, increased goodwill amortization, diversion of management's attention and unanticipated problems or liabilities, some or all of which could have a material adverse effect on the Company's operations and financial performance.

  PURCHASE PRICE ALLOCATION FOR THE ACQUISITION. As discussed in Note (a) to the Pro Forma Financial Data, under the purchase accounting method, the total acquisition cost of Ralston Resorts will be allocated to the assets and liabilities of Ralston Resorts on the basis of their relative fair values and pursuant to certain appraisals of such assets and liabilities which the Company will complete prior to January 3, 1998. The Company's preliminary allocation of acquisition cost resulted in an excess of purchase price over the historical basis of net assets acquired of approximately $124.3 million, which was allocated to various intangible assets, including goodwill. Although the Company believes that its final allocation will not differ materially from its preliminary allocation, there can be no assurance that the final allocation will not result in increased depreciation and amortization charges in future periods from those that would have resulted from the preliminary allocation.

  ANTITRUST. The Company has agreed to resolve certain antitrust concerns of the DOJ raised by the Acquisition by entering into the Consent Decree. Under the Consent Decree the Company has agreed to divest the Arapahoe Basin mountain resort as expeditiously as possible, and in any event, by June 2, 1997. If the Company is unable to effect the divestiture of Arapahoe Basin within such time period, and if such time period is not extended by the DOJ, a trustee may be appointed to accomplish the divestiture at the best price then obtainable upon a reasonable effort by the trustee. There can be no assurance regarding the result of such sale, including the price to be received or the terms and conditions of the sale. There can also be no assurance that a sale can be completed within the allotted time frame or that Arapahoe Basin will not be subject to sale by a trustee. Furthermore, the Consent Decree will become final only upon approval by the United States District Court for the District of Colorado (the "District Court"), following a comment period of 60 days. There can be no assurance that the Consent Decree will be approved by the District Court or what action the DOJ may take if the Consent Decree is not approved.

  IMPACT OF SIGNIFICANT COMPETITION. The ski industry is highly competitive. The Existing and Acquired Resorts compete with mountain resort areas in the United States, Canada and Europe for destination guests and with numerous ski areas in Colorado for the day skier. The Company also competes with other worldwide recreation resorts, including warm weather resorts, for the vacation guest. The Existing and Acquired Resorts' major U.S. competitors include the Utah ski areas, the Lake Tahoe ski areas in California and Nevada, the New England ski areas and the other major Colorado ski areas, including Copper Mountain, Telluride, Steamboat Springs, Winter Park and the Aspen resorts. Total skier days generated by all United States ski areas have increased by a total of only 4% since the 1985-86 ski season which also has increased competition for the vacation guest. The competitive position of the Existing and Acquired Resorts is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the areas, including direct flight availability by major airlines, pricing, snowmaking facilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the areas. In addition to competition with other mountain and warm weather resorts for the vacation guest, the Existing and Acquired Resorts also face competition for day skiers from nearby population centers from varied alternative leisure activities, such as attendance at movies, sporting events and participation in alternative indoor and outdoor recreational activities.

  FOREST SERVICE PERMITS. The Company has been granted the right to use 12,590 acres of federal land adjacent to the Town of Vail and 2,775 acres of federal land adjacent to its Beaver Creek property as the site for most of its ski lifts and trails and related activities under the terms of permits with the United States Forest Service (the "Forest Service"). The Company's ski operations on Arrowhead Mountain and in the Bachelor Gulch area are located on Company-owned property and are thus not subject to permits. Under the terms of the permits the Forest Service has the right to review and comment on the location, design and construction of improvements in the permit area and on many operational matters. The Vail permit is a "unified permit" which expires on October 31, 2031, but can be terminated by the Forest Service if required in the public interest. The Vail permit covers Category III. The Company has received Forest Service approval to begin construction in this area, which approval was appealed. As a result of this appeal, the Forest Service Supervisor was directed by the Deputy Regional Forester (the "Deputy") to verify that the administrative record includes appropriate information on potential off-site cumulative impacts to traffic/transportation, housing and wildlife. The Forest Service Supervisor was also directed by the Deputy to take certain additional steps to amend the Forest Plan, which is necessary to implement certain elements of the project. While the Company anticipates successfully resolving the issues raised by the appeal in the second quarter of fiscal 1997, there can be no assurance that the Company will receive final approval to begin construction in Category III. If final approval for construction in Category III is not received, the Company does not believe it will have a material adverse impact on its results of operations or financial condition; however, the Company would not be able to expand its skiable terrain on Vail Mountain as currently contemplated. The Beaver Creek property is covered by a Term Special Use Permit covering 80 acres and a Special Use Permit covering the remaining 2,695 acres. These permits expire in 2006 but are terminable by the Forest Service at its discretion. In December 1992, the Company exercised its statutory right to convert its dual permits for the Beaver Creek ski area into a unified permit for the maximum period of 40 years and is currently in the process of finalizing the terms of the unified permit. No assurance can be given that the Beaver Creek unified permit will be granted or that it will be granted for the entire 40 year period. With respect to the Acquired Resorts, Ralston Resorts has been granted the right to use 3,156 acres, approximately 5,571 acres and approximately 825 acres of federal land under terms of permits with the Forest Service for Breckenridge, Keystone and Arapahoe Basin, respectively. Both the Breckenridge permit and the Arapahoe Basin permit expire on December 31, 2029, while the Keystone permit expires on December 31, 2032. Like the Vail permit, each of the permits for the Acquired Resorts is terminable by the Forest Service if required in the public interest. While the Company believes that its relationship with the Forest Service is good, and to the Company's knowledge no recreational Special Use Permit or Term Special Use Permit for any major ski resort has ever been terminated by the Forest Service, a termination of any of the Existing or Acquired Resorts' permits would have a material adverse effect on the business and operations of the Company. See "Business--Regulation and Legislation."

  POTENTIAL ADVERSE EFFECTS OF UNFAVORABLE WEATHER CONDITIONS. Attracting guests to the Existing and Acquired Resorts depends upon favorable weather conditions and adequate snowfall during the winter ski season. Historically, the Existing and Acquired Resorts have been able to mitigate the adverse effects of unfavorable weather conditions and inadequate snowfall with their snowmaking capabilities and through their broad offering of guest services and activities. However, continuing periods of adverse weather conditions could have a material adverse impact on the Company's operating results.

  POTENTIAL ADVERSE EFFECTS OF ECONOMIC SLOWDOWN. Because the Existing and Acquired Resorts derive a significant portion of their revenues from the worldwide leisure market, an economic recession or other significant economic slowdown could adversely affect the Company's business. Although historically economic downturns have not had an adverse impact on the Company's operating results, there can be no assurance that a decrease in the amount of discretionary spending by the public in the future would not have an adverse effect on the Company's business.

  CONTROL BY APOLLO SKI PARTNERS. Following the Offerings, Apollo Ski Partners will own approximately 99% of the Company's outstanding shares of Class A Common Stock, giving Apollo Ski Partners approximately 35% of the combined voting power with respect to all matters submitted for a vote of all stockholders. Apollo Advisors, L.P., a Delaware limited partnership ("Apollo Advisors"), indirectly controls Apollo Ski Partners. Accordingly, Apollo Ski Partners and, indirectly, Apollo Advisors will be able to elect two-thirds of the Board of Directors of the Company and control the approval of matters requiring approval by the Board of Directors and significantly influence decisions on matters submitted for stockholder consideration. This concentration of ownership under certain circumstances could have the effect of delaying or preventing a change in control of the Company.

  REAL ESTATE DEVELOPMENT. The Company has extensive real estate holdings in the Vail Valley and manages its real estate operations through VAREG. The Company invested approximately $53.6 million, $22.5 million and $40.6 million in fiscal years 1994, 1995 and 1996, respectively, in its real estate operations. The Acquired Resorts have a significant investment in the Keystone JV and have property at Breckenridge which the Company intends to develop. Investments in real property and related development activities are subject to numerous risks. The value of the Company's properties (including those obtained in the Acquisition) and the revenue from related development activities may be adversely affected by a number of factors, including the national and local economic climate, local real estate conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the attractiveness of the properties to prospective purchasers and tenants, competition from other available property or space, the ability of the Company to obtain adequate insurance and to cover other construction costs, government regulations and changes in real estate, zoning or tax laws, interest rate levels, the availability of financing and potential liabilities under environmental and other laws. In addition, acquisitions of new properties entail risks that the investments will fail to perform in accordance with expectations, and the risk that estimates of the costs of improvements for such properties may prove inaccurate. While the Company attempts to mitigate its exposure to these risks by selling multi-family development parcels to third party developers who assume the risk of construction or by pre-selling single-family homesites or condominium residences to individual purchasers prior to the start of construction projects developed by the Company, there can be no assurance that the Company will continue to do so in the future. Although the Company believes that the current market for the sale of its resort property is strong, there can be no assurance that such market conditions will continue. See "Business--Real Estate."

  SHARES ELIGIBLE FOR FUTURE SALE. Future sales of shares of Common Stock by the Company or its existing stockholders could adversely affect the prevailing market price of the Common Stock. The Company and each of its officers, directors and the Selling Stockholders have agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose (or announce any offer, sale, contract of sale, pledge or other disposition) of any shares of Common Stock or other shares of capital stock of the Company or securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, shares of Common Stock or other shares of capital stock of the Company or any interest in the Common Stock (including derivative interests), without the prior written consent of Bear, Stearns & Co. Inc. ("Bear Stearns"), for a period of 180 days from the date of this Prospectus. The foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or pledging shares under certain circumstances or prohibit the Company from issuing options or shares pursuant to its stock option plans. In connection with the Acquisition, Foods received 7,554,406 shares of Common Stock (which may be increased as a result of certain post-closing adjustments). The ability of Foods to dispose of such shares is restricted pursuant to the terms of a Shareholder Agreement with the Company. Upon consummation of the Offerings, Apollo will own 11,609,086 shares of Class A Common Stock. Apollo and Foods each will have certain demand and piggyback registration rights. See "Acquisition--Shareholder Agreement." No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's ability to raise additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

  NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offerings, there has been no public market for the Common Stock. Although the Common Stock has been approved for listing on the New York Stock Exchange (subject to notice of issuance), there can be no assurance that an active public market for the Common Stock will develop or continue after the Offerings. Prices for the Common Stock will be determined in the marketplace and may be influenced by many factors, including quarterly variations in the financial results of the Company, changes in earnings estimates by industry research analysts, investors' perceptions of the Company and general economic, industry and market conditions. The initial public offering price per share of the Common Stock will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after completion of the Offerings. The Company believes that there are relatively few comparable companies that have publicly-traded equity securities which may also impact the trading price of the Common Stock after the Offerings. See "Underwriting." In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Stock. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Stock will not decline below the initial public offering price.

  DIVIDENDS. The Company does not anticipate paying any cash dividends (other than the Distribution) on its shares of Common Stock or Class A Common Stock in the foreseeable future. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the Offerings will be approximately $90.0 million. Approximately $67.7 million of such net proceeds will be used to redeem all of the Company's outstanding Senior Subordinated Notes (including accrued interest and a contractual redemption premium) with the balance of approximately $22.3 million used for general corporate purposes. The Company believes that this reduction in indebtedness will give it the flexibility to make additional borrowings in the future to finance internal and external growth initiatives. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Certain Indebtedness."

                                DIVIDEND POLICY

  The Company has never paid or declared a cash dividend on its Common Stock or Class A Common Stock (other than the Distribution described under "Certain Transactions"). The declaration of cash dividends in the future will depend on the Company's earnings, financial condition and capital needs and on other factors deemed relevant by the Board of Directors at that time. It is the current policy of the Company's Board of Directors to retain earnings to finance the operations and expansion of the Company's business, and the Company does not anticipate paying any cash dividends (other than the Distribution) on its shares of Common Stock or Class A Common Stock in the foreseeable future.

                                   DILUTION

  The net tangible book value of the Company as of September 30, 1996 was approximately $1.87 per share of Common Stock (including Class A Common Stock). "Net tangible book value per share" represents the amount of (a) total tangible assets less total liabilities, divided by (b) the aggregate number of shares of Common Stock (including Class A Common Stock) deemed outstanding on such date (after giving retroactive effect to the 2 for 1 stock split that will be effected prior to the consummation of the Offerings). After taking into account changes in such net tangible book value after September 30, 1996, including the consummation of the Acquisition (see Note (a) to the Pro Forma Financial Data) and the receipt of the estimated net proceeds from the Offerings at an assumed offering price of $20.00 per share (the midpoint of the range set forth on the cover page of this Prospectus), after deduction of the estimated aggregate underwriting discounts and commissions and estimated Offering expenses to be paid by the Company, the Company's pro forma net tangible book value per share at September 30, 1996 would be $3.54, representing an immediate increase in net tangible book value per share of $1.67 to existing stockholders and an immediate dilution of $16.46 per share to new investors. Dilution is determined by subtracting pro forma net tangible book value per share of Common Stock (including Class A Common Stock) after the Offerings and the Acquisition from the public offering price paid by new investors for a share of Common Stock. The following table illustrates this dilution:

                                                                   PER SHARE
                                                                  -------------
   Assumed initial public offering price........................         $20.00
     Net tangible book value before the Offerings and the
      Acquisition...............................................  $1.87
     Increase attributable to the sale of shares offered
      hereby....................................................   2.66
     Decrease attributable to the Acquisition...................   (.99)
                                                                  -----
   Pro forma net tangible book value after the Offerings and the
    Acquisition.................................................           3.54
                                                                         ------
   Dilution of net tangible book value to new investors.........         $16.46
                                                                         ======

  The portion of the difference in the net tangible book value per share of the Company prior to the consummation of the Offerings and the Acquisition and pro forma net tangible book value per share after the Offerings and the Acquisition attributable to the Offerings was calculated as the increase in net tangible assets from the Offerings divided by the total shares outstanding after the Offerings and the Acquisition. The remainder of the difference was allocated to the Acquisition.

  Other than the shares of Common Stock issued to Foods in connection with the Acquisition and the shares issued to George N. Gillett, Jr., the Company's former Chairman and Chief Executive Officer, upon the exercise of options (see "Management--Employment Agreements of the Company"), the remaining outstanding shares of Common Stock were originally issued in 1992 in connection with the Reorganization at an effective price of $6.85 per share.

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of September 30, 1996 (after giving retroactive effect to the 2 for 1 stock split that will be effected prior to the consummation of the Offerings), and as further adjusted to give effect to (i) the Acquisition and
(ii) the sale by the Company in the Offerings of 5,000,000 shares of Common Stock at an assumed price of $20.00 per share and the application by the Company of the estimated net proceeds therefrom.

                                                   PRO FORMA
                                                  ADJUSTMENTS
                                             -----------------------
                                                                         PRO FORMA
                         SEPTEMBER  30, 1996                                AS
                              ACTUAL(1)      ACQUISITION   OFFERINGS     ADJUSTED
                         ------------------- -----------   ---------     ---------
                                             (IN THOUSANDS)
Short term debt.........      $     63        $  1,774(2)  $    --       $  1,837
Long term debt..........       144,687         178,226(2)   (87,494)(5)   235,419
                              --------        --------     --------      --------
  Total debt............       144,750         180,000      (87,494)      237,256
                              --------        --------     --------      --------
Stockholders' equity:
  Preferred Stock, $.01
   par value; 25,000,000
   shares authorized, no
   shares issued and
   outstanding..........           --              --           --            --
  Class A Common Stock,
   $.01 par value;
   20,000,000 shares
   authorized;
   12,426,220 shares
   (actual); 11,728,600
   shares (as adjusted)
   issued and
   outstanding..........           124             --           --            124
  Common Stock, $.01 par
   value; 80,000,000
   shares authorized;
   7,573,780 shares
   (actual); 20,825,806
   shares (as adjusted)
   issued and
   outstanding..........            76             --            50 (4)       126
  Additional paid-in
   capital..............       123,707         151,088(3)    89,850 (4)   364,745
  Retained earnings.....           --              --        (1,547)(5)    (1,547)
                              --------        --------     --------      --------
    Total stockholders'
     equity.............       123,907         151,088       88,453       363,448
                              --------        --------     --------      --------
Total capitalization....      $268,657        $331,088     $    959      $600,704
                              ========        ========     ========      ========

--------
(1) Actual retained earnings at September 30, 1996 reflects a reduction of $50.5 million for the distribution of the Rights and a reduction of $4.5 million related to the Option Payment. The aggregate liability of $55 million is included in the Company's balance sheet at September 30, 1996. See the Company's consolidated financial statements. Stockholders' equity at September 30, 1996 does not reflect the issuance of 744,482 shares of Common Stock to the Company's former Chairman and Chief Executive Officer upon the exercise of certain stock options which occurred on October 11, 1996.
(2) Reflects the assumption of $165 million in debt related to the Acquisition and the incurrence of $15 million of Acquisition related fees.
(3) Reflects the issuance of shares of Common Stock to Foods pursuant to the Acquisition.
(4) Assumes the Company will realize approximately $90 million of net proceeds from the sale of Common Stock in the Offerings.
(5) Reflects (i) the redemption of $62.6 million principal amount of the Senior Subordinated Notes and a $1.5 million after-tax reduction to stockholders' equity for the expense associated with the related contractual redemption premium and (ii) the reduction of $24.8 million of outstanding borrowings under the New Credit Facilities.

                           PRO FORMA FINANCIAL DATA

  The following unaudited pro forma financial data (the "Pro Forma Financial Data") is derived from the historical consolidated financial statements of the Company and Ralston Resorts, in each case included elsewhere in this Prospectus, and should be read in conjunction with such financial statements and the notes thereto included elsewhere in this Prospectus. The unaudited pro forma statement of operations data for the year ended September 30, 1996 give effect to the Acquisition and the Offerings as if they had occurred on October 1, 1995. The unaudited pro forma balance sheet data as of September 30, 1996 give effect to the Acquisition and the Offerings as if they had occurred on such date. The Pro Forma Financial Data is not intended to be indicative of either future results of operations or results that might have been achieved had the Acquisition and the Offerings actually occurred on the dates specified. In the opinion of the Company's management, all adjustments necessary to present fairly such unaudited pro forma combined financial data have been made based upon the proposed terms of the Acquisition and the Offerings. No estimates of future cost savings related to administrative consolidations and other efficiencies or economies of scale related to the Acquisition have been reflected in the pro forma statement of operations data. The following information includes the results of the Arapahoe Basin mountain resort, which will be divested pursuant to the Consent Decree. See "Use of Proceeds," "The Acquisition," "Risk Factors--No Assurance of Successful Integration of Acquired Resorts/Future Acquisitions" and Note (f) to the Pro Forma Financial Data. For a further discussion of Resort Cash Flow, see Note
(6) to Selected Consolidated Financial and Operating Data.

                               VAIL RESORTS, INC.
                UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA
                            AS OF SEPTEMBER 30, 1996

                              (IN THOUSANDS)

                                      RALSTON  ACQUISITION  OFFERING   PRO FORMA
                          THE COMPANY RESORTS  ADJUSTMENTS ADJUSTMENTS COMBINED
                          ----------- -------- ----------- ----------- ---------
                                                (IN THOUSANDS)
Cash and cash equiva-
 lents..................   $ 12,712   $  1,274  $            $90,000   $ 13,986
                                                             (62,647)
                                                              (2,506)
                                                             (24,847)
Receivables.............      5,741      6,325                           12,066
Inventories.............      4,639      3,820                            8,459
Deferred income taxes...     17,200        111                           17,311
Other current assets....      5,490        680                            6,170
                           --------   --------  --------     -------   --------
 Total current assets...     45,782     12,210       --          --      57,992
Property and equipment,
 net....................    192,669    131,000                          323,669
Real estate held for
 sale...................     88,665     28,788                          117,453
Investment in joint ven-
 ture...................        --      22,564     6,485                 29,049
Deferred charges and
 other assets...........     10,440        271                           10,711
Intangible assets.......     85,056     36,177   124,253                245,486
                           --------   --------  --------     -------   --------
 Total assets...........   $422,612   $231,010  $130,738     $   --    $784,360
                           ========   ========  ========     =======   ========
Accounts payable and
 accrued expenses.......   $ 48,096   $ 17,447  $ (1,079)    $   --    $ 64,464
Income taxes payable....        325        --                               325
Payable under Rights....     50,513        --                            50,513
Long term debt due
 within one year........         63    141,806  (140,032)                 1,837
                           --------   --------  --------     -------   --------
 Total current liabili-
  ties..................     98,997    159,253  (141,111)        --     117,139
Long term debt..........    144,687     26,522   140,032     (62,647)   235,419
                                                  (3,328)    (24,847)
                                                  15,000
Other long-term liabili-
 ties...................     15,521      1,998                           17,519
Deferred income taxes...     39,500     12,294                  (959)    50,835
                           --------   --------  --------     -------   --------
 Total liabilities......    298,705    200,067    10,593     (88,453)   420,912
Common stock............        200          1                    50        251
Additional paid-in-capi-
 tal....................    123,707     16,024     6,485      89,950    349,826
                                                 124,253
                                                   1,079
                                                   3,328
                                                 (15,000)
Retained earnings.......        --      14,918                (1,547)    13,371
                           --------   --------  --------     -------   --------
Stockholders' equity....    123,907     30,943   120,145      88,453    363,448
                           --------   --------  --------     -------   --------
Total liabilities and
 stockholders' equity...   $422,612   $231,010  $130,738     $   --    $784,360
                           ========   ========  ========     =======   ========

     The accompanying notes are an integral part of the unaudited pro forma financial data.

                               VAIL RESORTS, INC.
                UNAUDITED PRO FORMA COMBINED BALANCE SHEET DATA
              SUMMARY OF PRO FORMA ADJUSTMENTS--BALANCE SHEET DATA

                                                                 SEPTEMBER 30,
 BALANCE SHEET ACCOUNT     NOTE ADJUSTMENT                            1996
 ---------------------     ---- ----------                       -------------
                                                                 (IN THOUSANDS)
 ACQUISITION ADJUSTMENTS
 Investment in joint ven-  (d)
  ture....................      Loan to Keystone JV by Foods           6,485
                                                                    --------
 Intangible assets........ (a)  Allocation of purchase price         124,253
                                                                    --------
  Effect on total assets..                                           130,738
                                                                    ========
 Accounts payable and ac-
  crued expenses..........      Ralston Resorts' pension
                                 liability which was not
                                 assumed in the Acquisition           (1,079)
                                                                    --------
 Long-term debt due within
  one year................      Refinancing of Ralston
                                 Resorts' line of credit
                                 borrowings under the New
                                 Credit Facilities                  (140,032)
                                                                    --------
 Long-term debt...........      Refinancing of Ralston
                                 Resorts' line of credit
                                 borrowings under the New
                                 Credit Facilities                   140,032
                                Ralston Resorts' debt in
                                 excess of that assumed in the
                                 Acquisition                          (3,328)
                                Transaction costs related to
                           (b)   the Acquisition                      15,000
                                                                    --------
                                                                     151,704
                                                                    --------
  Effect on total liabili-
   ties...................                                            10,593
                                                                    ========
 Additional paid-in capi-       Elimination of Ralston Resorts
  tal.....................       stockholder's equity                (30,943)
                                Issuance of shares of Common
                                 Stock to Foods                      151,088
                                                                    --------
                                                                     120,145
                                                                    ========
 OFFERINGS ADJUSTMENTS
 Cash.....................      Net proceeds of the Offerings         90,000
                                Application of net proceeds of
                                 the Offerings to redeem the
                                 Senior Subordinated Notes           (62,647)
                                Payment of premium on early
                                 redemption of the Senior
                                 Subordinated Notes                   (2,506)
                                Application of net proceeds of
                                 the Offerings to reduce
                                 revolving credit borrowings
                                 under the New Credit
                                 Facilities                          (24,847)
                                                                    --------
                                                                         --
                                                                    ========
 Long-term debt...........      Application of net proceeds of
                                 the Offerings to redeem the
                                 Senior Subordinated Notes           (62,647)
                                Application of net proceeds of
                                 the Offerings to reduce
                                 revolving credit borrowings
                                 under the New Credit
                                 Facilities                          (24,847)
                                                                    --------
                                                                     (87,494)
                                                                    --------
 Deferred income taxes.... (e)  Tax effect of premium on early redemption of the Senior
                                 Subordinated Notes                     (959)
                                                                    --------
  Effect on total liabili-
   ties...................                                           (88,453)
                                                                    ========
 Common stock.............      Par value of shares sold in
                                 the Offerings                            50
                                                                    --------
 Additional paid-in capi-
  tal.....................      Net proceeds of the Offerings         89,950
                                                                    --------
 Retained earnings........ (e)  Premium on early redemption of the Senior Subordinated Notes
                                 (after-tax)                          (1,547)
                                                                    --------
  Effect on total stock-
   holders' equity........                                            88,453
                                                                    ========

                               VAIL RESORTS, INC.
           UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS DATA
                     FOR THE YEAR ENDED SEPTEMBER 30, 1996

                               HISTORICAL
                          --------------------
                                      RALSTON   ACQUISITION  OFFERINGS  PRO FORMA
                          THE COMPANY RESORTS   ADJUSTMENTS ADJUSTMENTS COMBINED
                          ----------- --------  ----------- ----------- ---------
                                                (IN THOUSANDS)
Revenues:
  Resort................   $140,288   $135,750    $           $         $276,038
  Real estate...........     48,655        914                            49,569
                           --------   --------    -------     -------   --------
    Total revenues......    188,943    136,664                           325,607
                           --------   --------    -------     -------   --------
Operating expenses:
  Resort................     89,890     97,988                           187,878
  Real estate...........     40,801        --                             40,801
  Corporate expense.....     12,698        --                             12,698
  Depreciation and amor-
   tization.............     18,148     15,780      3,550                 37,478
                           --------   --------    -------     -------   --------
                            161,537    113,768      3,550                278,855
                           --------   --------    -------     -------   --------
Operating income........     27,406     22,896     (3,550)                46,752
Investment income.......        586        --                                586
Interest expense........    (14,904)    (9,200)    (2,640)      9,286    (17,458)
Gain (loss) on the dis-
 posal of fixed assets..     (2,630)       --                             (2,630)
Other...................     (1,500)       --                             (1,500)
                           --------   --------    -------     -------   --------
Income (loss) from oper-
 ations before
 income taxes...........      8,958     13,696     (6,190)      9,286     25,750
(Provision) benefit for
 income taxes...........     (4,223)    (5,824)     1,010      (3,552)   (12,589)
                           --------   --------    -------     -------   --------
Net income..............   $  4,735   $  7,872    $(5,180)    $ 5,734   $ 13,161
                           ========   ========    =======     =======   ========
Earnings per common
 share..................                                                $    .38
                                                                        ========
Weighted average common
 shares outstanding.....                                                  34,382
                                                                        ========

     The accompanying notes are an integral part of the unaudited pro forma financial data.

                               VAIL RESORTS, INC.
                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
         SUMMARY OF PRO FORMA ADJUSTMENTS--STATEMENT OF OPERATIONS DATA

                                                                     YEAR
                                                                     ENDED
                                                                 SEPTEMBER 30,
 STATEMENT OF OPERATIONS ITEM    NOTE ADJUSTMENT                     1996
 ----------------------------    ---- ----------                 -------------
 ACQUISITION ADJUSTMENTS
 -----------------------
 Depreciation and amortization.. (a)  Amortization of               $(3,550)
                                      goodwill................
 Interest expense............... (c)  Interest expense on debt assumed in the
                                       Acquisition............       (2,640)
 Provision for income taxes..... (e)  Tax effect of pro forma
                                       adjustments............        1,010
                                                                    -------
  Effect on net income..........                                    $(5,180)
                                                                    =======
 OFFERINGS ADJUSTMENTS
 ---------------------
 Interest expense............... (c)  Reduction of interest
                                       expense attributable to
                                       redemption of the
                                       Senior Subordinated
                                       Notes..................      $(7,674)
                                 (c)  Reduction of interest
                                       expense attributable to
                                       reduction of revolving
                                       credit borrowings under
                                       the New Credit
                                       Facilities.............       (1,612)
                                                                    -------
                                                                     (9,286)
                                                                    -------
 Provision for income taxes..... (e)  Tax effect of pro forma
                                       adjustments............        3,552
                                                                    -------
  Effect on net income..........                                    $ 5,734
                                                                    =======

                              VAIL RESORTS, INC.

                NOTES TO THE PRO FORMA COMBINED FINANCIAL DATA

(a) The Acquisition of Ralston Resorts by the Company will result in the assets of Ralston Resorts being written up to reflect the purchase price of the transaction. The purchase price of Ralston Resorts will be calculated as the sum of (i) the fair value of the Company's Common Stock that was issued to Foods, the sole stockholder of Ralston Resorts, (ii) the fair value of any liabilities of Ralston Resorts assumed, and (iii) the transaction costs incurred by the Company. Under the purchase accounting method, the acquisition cost is allocated to the assets and liabilities acquired based on their relative fair values. The Company has not yet received the results of appraisals and other valuation studies, nor has it made a final determination of the useful lives of the assets acquired. The Company's preliminary allocation of acquisition cost resulted in an excess of purchase price over the historical basis of net assets acquired of approximately $124.3 million. For purposes of the pro forma combined financial data, this excess has been allocated to various intangible assets, including goodwill. Amortization expense in the pro forma financial statements has been calculated assuming an amortization period of 35 years.

  When the final purchase price is computed as of the closing date and an actual allocation of the purchase price to the underlying assets acquired is completed, some portion of the excess of purchase price over the historical basis of the net assets acquired may be allocated to specific tangible and intangible assets. Only after the final purchase price has been allocated and the estimated remaining useful lives of the tangible and intangible assets are determined by management will the actual amortization charge associated with the acquired assets of Ralston Resorts become available. The actual allocation of purchase cost and the resulting effect on operating income may differ significantly from the pro forma amounts included herein. The Company expects the preliminary allocation to be finalized no later than January 3, 1998. See "Risk Factors--Purchase Price Allocation for the Acquisition."

  The following table summarizes the preliminary purchase price allocation:

      Stock issued................................................ $151,088,100
      Debt assumed................................................  165,000,000
      Transaction costs...........................................   15,000,000
                                                                   ------------
      Total purchase price........................................ $331,088,100
                                                                   ============
      Purchase price allocation:
      Historical cost basis of acquired net assets................ $206,835,000
      Purchase price in excess of historical cost basis...........  124,253,100
                                                                   ------------
                                                                   $331,088,100
                                                                   ============

(b) The Company incurred various direct costs and professional fees in connection with the Acquisition which will be paid from borrowings under the New Credit Facilities.

(c) The Senior Subordinated Notes accrue interest at a rate of 12.25%. The average rate of interest under the New Credit Facilities is assumed to be 6.5%.

(d) As of September 30, 1996, Foods had made loans to the Keystone JV in the aggregate amount of $6 million. Under the terms of the Acquisition, these loans and an accrued interest receivable of $485,000 as of September 30, 1996 were assigned to Ralston Resorts upon the closing of the Acquisition.

(e) All adjustments to the unaudited Pro Forma Combined Statement of Operations Data have been tax-effected using the expected statutory rate.

(f) Pro forma weighted average common shares outstanding include actual Common Stock outstanding at September 30, 1996, Common Stock issued to the Company's former Chairman and Chief Executive Officer on October 11, 1996 upon the exercise of his options (see "Management--Employment Agreements of the

   Company"), Common Stock issued to Foods pursuant to the Acquisition, Common Stock sold in the Offerings and, the number of shares of Common Stock necessary to reflect the dilutive effect of outstanding stock options, calculated using the treasury stock method assuming an estimated initial public offering price of $20.00 per share.

(g) The pro forma financial data set forth above includes the results of the Arapahoe Basin mountain resort, which the Company will divest pursuant to the Consent Decree. See "Recent Developments" and "The Acquisition-- Consent Decree." The following table summarizes certain financial and operating data for Arapahoe Basin for fiscal 1996. This presentation is not intended to be indicative of the operations or financial position of Arapahoe Basin on a stand alone basis, but rather to isolate its impact on the combined pro forma financial data of the Company after giving effect to the Acquisition and the Offerings. Resort Cash Flow for Arapahoe Basin includes $300,000 of certain operating expenses of Ralston Resorts which have been allocated to Arapahoe Basin.

                                                                ARAPAHOE BASIN
                                                              ------------------
                                                              FISCAL YEAR ENDED
                                                              SEPTEMBER 30, 1996
                                                              ------------------
      Revenues...............................................     $6,554,000
      Resort cash flow.......................................      3,004,000
      Total assets ..........................................      5,060,000
      Property & equipment, net .............................      4,910,000
      Skier days ............................................        241,435

(h) The terms of the Acquisition provide for certain adjustments after the closing of the Acquisition. Such adjustments, if any, will be made following the delivery of audited financial statements of Ralston Resorts to the Company and Foods, and may include payment by the Company or Foods, as the case may be, with respect to indebtedness of Ralston Resorts, and the delivery of additional shares of Common Stock to Foods, based upon investments by Foods in Ralston Resorts from August 1, 1996 to the date of the closing of the Acquisition. The Company does not anticipate that the size of the post-closing adjustment, if any, will be material.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
            (IN THOUSANDS EXCEPT PER SHARE AND PER SKIER DAY DATA)

  The selected consolidated historical financial data presented below have been derived from the Company's and Ralston Resorts' consolidated financial statements and should be read in conjunction with those statements and related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information included elsewhere in this Prospectus. The unaudited pro forma summary combined financial data for the fiscal year ended September 30, 1996 give effect to the Acquisition and the Offerings and are derived from the unaudited pro forma financial data presented elsewhere in this Prospectus. The following information includes the results of the Arapahoe Basin mountain resort, which will be divested pursuant to the Consent Decree. See "Pro Forma Financial Data" and "The Acquisition."

                                  THE COMPANY

                                                                                             PRO FORMA
                           PRE-EFFECTIVE DATE (1)        POST-EFFECTIVE DATE (1)             COMBINED
                          ------------------------ --------------------------------------     FISCAL
                              YEAR         YEAR                                                YEAR
                              ENDED       ENDED      FISCAL YEAR ENDED SEPTEMBER 30,           ENDED
                          SEPTEMBER 30, OCTOBER 8, --------------------------------------  SEPTEMBER 30,
                            1991 (2)     1992 (2)    1993      1994      1995      1996        1996
                          ------------- ---------- --------  --------  --------  --------  -------------
                                (UNAUDITED)                                                 (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Resort.................    $  97,048    $105,525  $114,623  $124,982  $126,349  $140,288    $276,038
 Real estate............        2,601       3,767     4,610    22,203    16,526    48,655      49,569
                            ---------    --------  --------  --------  --------  --------    --------
   Total revenues.......       99,649     109,292   119,233   147,185   142,875   188,943     325,607
Operating expenses:
 Resort.................       56,680      63,099    69,749    78,365    82,305    89,890     187,878
 Real estate............        4,282       4,472     5,165    20,341    14,983    40,801      40,801
 Corporate expense (3)..        7,939       4,151     6,467     7,160     6,701    12,698      12,698
 Depreciation and
  amortization..........        8,389       7,626    13,404    17,186    17,968    18,148      37,478
                            ---------    --------  --------  --------  --------  --------    --------
                               77,290      79,348    94,785   123,052   121,957   161,537     278,855
Operating income from
 continuing operations..       22,359      29,944    24,448    24,133    20,918    27,406      46,752
Income (loss) from
 continuing operations
 (after-tax) (4)........           NM          NM      (146)      761     3,282     4,735      13,161
Unaudited pro forma
 earnings per common
 share(5)...............                                                                     $    .38
Weighted average shares
 outstanding (5)........                                                                       34,382
OTHER DATA:
Resort
 Resort Revenue.........    $  97,048    $105,525  $114,623  $124,982  $126,349  $140,288    $276,038
 Resort Cash Flow (6)...       40,368      42,426    44,874    46,617    44,044    50,398      88,160
 Skier days.............        1,969       1,986     2,059     2,056     2,136     2,228       4,885
 Resort Revenue/skier
  day...................    $   49.29    $  53.13  $  55.67  $  60.79  $  59.15  $  62.97    $  56.51
Real estate
 Revenues from real
  estate sales..........    $   2,601    $  3,767  $  4,610  $ 22,203  $ 16,526  $ 48,655    $ 49,569
 Real estate operating
  profit (7)............       (1,681)       (705)     (555)    1,862     1,543     7,854       8,768
 Real estate assets
  (8)...................       16,144      13,091    15,673    42,637    54,858    88,665     146,502
Balance Sheet (at period
 end)
 Total assets...........    $ 569,319    $805,881  $459,131  $450,018  $429,628  $422,612    $784,360
 Long term debt.........    1,009,759     376,718   250,566   225,654   191,313   144,750     235,419
 Total stockholders'
  equity (deficit)......     (578,007)    132,102   131,973   162,494   167,694   123,907     363,448
Statement of cash flows
 (Post-Effective Date)
 Net cash provided by
  operating activities..                           $  1,727  $ 56,107  $ 41,104  $ 66,441
 Net cash provided by
  (used in) investing
  activities............                            145,144    16,289   (42,244)  (54,716)
 Net cash used in
  financing activities..                           (314,902)  (26,882)  (34,341)  (46,547)

                                RALSTON RESORTS

                                      FISCAL YEAR ENDED SEPTEMBER 30,
                                    --------------------------------------
                                      1993      1994      1995      1996
                                    --------  --------  --------  --------
STATEMENT OF OPERATIONS DATA:
Revenues:
 Resort............................ $ 83,717  $127,676  $125,816  $135,750
 Real estate.......................    2,141     4,979     1,778       914
                                    --------  --------  --------  --------
   Total revenues..................   85,858   132,655   127,594   136,664
Operating expenses:
 Resort............................   71,330    94,382    94,846    97,988
 Real estate.......................    1,619     3,837     1,040       --
 Depreciation and amortization.....   10,754    14,227    14,948    15,780
                                    --------  --------  --------  --------
                                      83,703   112,446   110,834   113,768
Operating income...................    2,155    20,209    16,760    22,896
Net income (loss)..................   (4,090)    8,923     3,927     7,872
OTHER DATA:
Resort
 Resort Revenue.................... $ 83,717  $127,676  $125,816  $135,750
 Resort Cash Flow(6)...............   12,387    33,294    30,970    37,762
 Skier days........................    1,284     2,568     2,532     2,657
 Resort Revenue/skier day.......... $  65.20  $  49.72  $  49.69  $  51.09
Real estate
 Revenues from real estate sales... $  2,141  $  4,979  $  1,778  $    914
 Real estate operating profit(7)...      522     1,142       738       914
 Real estate assets(8).............   46,275    49,683    50,009    51,352
Balance sheet
 Total assets...................... $235,611  $231,362  $226,240  $231,010
 Long term debt....................   30,522   130,295   130,053   168,328
 Total stockholder's equity........  178,477    71,787    67,033    30,943
Statement of cash flows
 Net cash provided by operating
  activities....................... $ 15,658  $ 23,442  $ 17,542  $ 22,621
 Net cash used in investing
  activities.......................   (9,322)  (12,160)  (11,919)  (17,570)
 Net cash used in financing
  activities.......................   (4,522)  (13,075)   (6,030)   (4,590)

(1) In addition to its resort and real estate operations, which are conducted by Vail Associates, the Company also previously owned subsidiaries which were engaged in the communications and beef products businesses. In each year from fiscal 1986 through fiscal 1991, the Company's resort operations experienced growth in Resort Cash Flow. In 1991, due to an inability to service debt incurred in connection with the acquisition of certain assets in the communications business, the Company was forced to seek relief under Chapter 11 of the Bankruptcy Code. On the Effective Date, the Company emerged from bankruptcy pursuant to the Reorganization, which contemplated divestitures of the Company's communications and beef products businesses. Such divestitures were completed in fiscal years 1993 and 1994 and accounted for as discontinued operations. As a result of the transactions that took place on the Effective Date and the related accounting treatment, the Pre-Effective Date financial information is not comparable to the Post-Effective Date financial information. See Note 1 to the Company's consolidated financial statements.
(2) For fiscal 1991, results of operations include only nine months of corporate expense of the Company due to a change in the fiscal year of the Company. The results of Vail Associates for fiscal 1991 and fiscal 1992 have been derived from their separately audited financial statements.
(3) Prior to the Offerings, corporate expense included the costs associated with the Company's holding company structure and overseeing multiple lines of business, including the discontinued operations. Following the Offerings, corporate expense will include certain personnel, tax, legal, directors' and officers' insurance and other consulting fees relating solely to the Company's resort and real estate operations. Corporate expense is classified as resort operating expenses in the consolidated financial statements of Ralston Resorts. For the year ended September 30, 1996, corporate expense included the following nonrecurring charges: (i) $4.5 million related to the Option Payment, (ii) $1.9 million of compensation expense related to the exercise of certain options held by the Company's former Chairman and Chief Executive Officer and (iii) $2.1 million related to the termination of the employment agreement with the Company's former Chairman and Chief Executive Officer. In addition, the Company anticipates annual savings of approximately $750,000 related to changes made in corporate management. These anticipated corporate expense savings have not been reflected in the pro forma summary combined financial data.
(4) Due to the Reorganization discussed in Note 1, income from continuing operations and per share information for fiscal 1991 and fiscal 1992 are not comparable to amounts reported in subsequent fiscal years, and therefore, are not considered meaningful.
(5) Due to the Distribution, the Acquisition and the Offerings, the Company's and Ralston Resorts' historical capital structure is not indicative of the Company's capital structure upon the closing of the aforementioned transactions. Accordingly, historical earnings per common share is not considered meaningful and has not been presented herein.
(6) Resort Cash Flow is defined as revenues from resort operations less resort operating expenses, excluding depreciation and amortization. Resort Cash Flow is not a term that has an established meaning under generally accepted accounting principles. The Company has included information concerning Resort Cash Flow because management believes it is an indicative measure of a resort company's operating performance and is generally used by investors to evaluate companies in the resort industry. Resort Cash Flow does not purport to represent cash provided by operating activities and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. For information regarding the Company's and Ralston Resorts' historical cash flows from operating, investing and financing activities, see the Company's and Ralston Resorts' consolidated financial statements included elsewhere in this Prospectus. Furthermore, Resort Cash Flow is not available for the discretionary use of management and, prior to the payment of dividends, the Company uses Resort Cash Flow to meet its capital expenditure and debt service requirements.
(7) Real estate operating profit is defined as revenues from real estate operations less real estate costs and expenses, which include (i) selling costs, (ii) holding costs, (iii) operating expenses and (iv) the allocation of the capitalized land, infrastructure, mountain improvement and other costs relating to property sold. Real estate costs and expenses exclude charges for depreciation and amortization as the Company has determined that the portion of those expenses allocable to real estate are not significant.
(8) Real estate assets include all land, development costs, and other improvements associated with real estate held for sale and classified as such in the Company's consolidated balance sheet. Real estate assets of Ralston Resorts include investments in real estate joint ventures, real estate held for sale and other developable land. See Note (d) to the Pro Forma Financial Data.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FISCAL YEAR ENDED SEPTEMBER 30, 1996 ("FISCAL 1996") VERSUS FISCAL YEAR ENDED SEPTEMBER 30, 1995 ("FISCAL 1995")

  Resort Revenue. Resort Revenue for fiscal 1996 was $140.3 million, an increase of $13.9 million, or 11.0%, compared to fiscal 1995. The increase was attributable primarily to (i) an 8.4% increase in lift ticket revenue due to a 4.3% increase in skier days (a 5.3% increase at Vail Mountain and a 1.5% increase at Beaver Creek Mountain) and an increase in effective ticket price (defined as total lift ticket revenue divided by total skier days) ("ETP") from $29.96 to $31.12, or 3.9%, (ii) a 9.6% increase in ski school revenue due to increases in lesson prices and increases in lesson volume driven primarily by snowboarding and children's lessons, (iii) a 9.8% increase in food service revenues due to price increases and the increase in skier days, (iv) a 19.1% increase in retail and rental revenues due to favorable changes in product mix, the growth in popularity of snowboarding and new ski technology, and the increase in skier days and (v) a 17.2% increase in hospitality revenues due primarily to enhanced marketing efforts for the Company's property management activities.

  Resort Operating Expenses. Operating expenses from resort operations ("Resort Operating Expenses") were $89.9 million for fiscal 1996, representing an increase of $7.6 million, or 9.2%, as compared to fiscal 1995. As a percentage of Resort Revenue, Resort Operating Expenses declined from 65.1% to 64.1% in fiscal 1996. The increase in Resort Operating Expenses is primarily attributable to (i) increased variable expenses resulting from the increased level of Resort Revenue and skier days in fiscal 1996, (ii) a $1.6 million increase in the accrual for long term incentive compensation associated with the improvement in the operating results of the resorts segment during fiscal 1996 and (iii) a $1.1 million increase in labor related expenses due to expanded operations.

  Resort Cash Flow. Resort Cash Flow for fiscal 1996 was $50.4 million, an increase of $6.4 million, or 14.4%, compared to fiscal 1995. Resort Cash Flow as a percentage of Resort Revenue increased to 35.9% for fiscal 1996 as compared to 34.9% for fiscal 1995. The increase in Resort Cash Flow is primarily due to the increase in skier days and ETP as discussed above. For a further discussion of Resort Cash Flow, see Note (6) to Selected Consolidated Financial and Operating Data.

  Real Estate Revenues. Revenues from real estate operations for fiscal 1996 were $48.7 million, an increase of $32.1 million, compared to fiscal 1995. The increase is due primarily to the closings of sales of 30 single family lots in the Strawberry Park development at Beaver Creek Resort in December 1995 and February 1996, which generated $30.9 million in gross proceeds.

  Real Estate Operating Expenses. Real estate operating expenses for fiscal 1996 were $40.8 million, an increase of $25.8 million, compared to fiscal 1995. The increase resulted primarily from the cost of sales and commissions associated with the sale of the Strawberry Park lots which totaled $24.7 million.

  Corporate Expense. Corporate expense was $12.7 million for fiscal 1996, an increase of $6.0 million as compared to fiscal 1995. Corporate expense for fiscal 1996 includes the following nonrecurring charges: (i) $2.1 million related to the termination of an employment agreement with the Company's former Chairman and Chief Executive Officer, (ii) $4.5 million related to the Option Payments and (iii) $1.9 million of compensation expense related to the exercise of stock options by the Company's former Chairman and Chief Executive Officer. Excluding the effect of those items, corporate expense decreased $2.5 million. This decrease was primarily due to the inclusion in fiscal 1995, of $1.6 million of compensation expense related to shares of Common Stock granted to the Company's former Chairman and Chief Executive Officer pursuant to an employment agreement dated October 8, 1992. Those shares were earned over the three year period beginning on the date of the employment agreement and ending on October 8, 1995. Accordingly, compensation expense was charged to corporate expense ratably over that period. The remaining decrease was attributable to reductions in payroll expense and other office expenses related to the partial closure of the Company's Denver office as of December 31, 1995.

  Depreciation and Amortization. Depreciation and amortization expense increased by $180,000 for fiscal 1996 over fiscal 1995, primarily due to capital expenditures made in fiscal 1995.

  Interest Expense. During fiscal 1996 and fiscal 1995, the Company recorded interest expense of $14.9 million and $19.5 million, respectively, which relates primarily to the Company's Senior Subordinated Notes, the Industrial Development Bonds, and the Company's credit facilities. The decrease in interest expense from fiscal 1995 to fiscal 1996, is attributable to the redemptions of $30 million and $24.5 million in principal amount of Senior Subordinated Notes on December 11, 1995 and February 2, 1996, respectively, offset by call premiums paid in connection with those redemptions. See "Liquidity and Capital Resources."

  Gain (loss) on disposal of fixed assets. The loss on disposal of fixed assets for fiscal 1996 was $2.6 million compared to $849,000 for fiscal 1995. The loss for fiscal 1996 consists primarily of a $2.3 million loss on the retirement of the Lionshead gondola and a $340,000 loss on the retirement of the Golden Peak chairlift. Both lifts have been replaced with upgraded equipment. The loss for fiscal 1995 consists primarily of a $600,000 loss on the write off of lift equipment which was replaced during an upgrade of a Vail Mountain chairlift.

  Other income (expense). The significant components of other income (expense) for fiscal 1996 are (i) a $725,000 increase in the reserves related to the Company's indemnity to the purchaser of a former subsidiary of the Company,
(ii) a $690,000 increase in the estimate of the pension liability related to three founders of the Company, (iii) a $600,000 increase in reserves related to an increase in the estimate of the Company's obligation to a medical research foundation, and (iv) $373,000 in income related to a favorable retrospective adjustment on a worker's compensation insurance policy of a former subsidiary of the Company. The significant components of other income (expense) for fiscal 1995 are (i) a $1.2 million gain on the sale of securities, (ii) income of $687,000 related to the elimination of reserves for pre-petition bankruptcy claims and (iii) $1.6 million in income related to a reduction in the estimate of the Company's obligation to a medical research foundation. The Company's potential obligation to the medical research foundation arose from a fundraising agreement with the foundation which the Company and its former Chairman and Chief Executive Officer entered into in March 1989. As of September 30, 1995, the Company believed that it had no further obligation to the medical research foundation and reduced its reserve accordingly. During the year ended September 30, 1996, the Company became aware that the medical research foundation believed that an obligation still existed under the fundraising agreement. As of September 30, 1996, the Company has estimated its obligation under the fundraising agreement at approximately $600,000.

YEAR ENDED SEPTEMBER 30, 1995 ("FISCAL 1995") VERSUS YEAR ENDED SEPTEMBER 30, 1994 ("FISCAL 1994")

   Resort Revenue. Resort Revenue for fiscal 1995 was $126.3 million, an increase of $1.4 million, or 1.1%, compared to fiscal 1994. The increase was attributable primarily to (i) a 1.1% decrease in lift ticket revenue due to a 3.9% increase in skier days (a 2.7% increase at Vail Mountain and a 7.4% increase at Beaver Creek Mountain) offset by a decline in ETP from $31.29 to $29.96, or 4.3%, (ii) a 4.4% increase in ski school revenue due primarily to increases in corporate group sales at Vail Mountain and private lesson sales at Beaver Creek Mountain, (iii) a 0.7% increase in food service revenue attributable to slight growth in winter food and beverage sales offset by significant decreases in summer sales due to poor weather conditions during June which delayed the opening of certain mountain facilities, (iv) a 20.8% increase in retail and rental sales due to the opening of two new retail outlets in fiscal 1995, (v) a 3.2% increase in hospitality revenue due to property management revenues from four properties which were managed by the Company for a full year in fiscal 1995 and (vi) increases in revenue from brokerage, commercial leasing, and licensing and sponsorship activities. The decline in ETP in fiscal 1995 resulted from increased skier days in the early and late season which have lower ETPs than those in the peak season. The increase in early and late season skiers was due to incentive programs targeted to attract increased corporate groups and skiers from the Denver metropolitan area. In addition, skier days in the peak season, which have higher ETPs, were adversely affected by a number of factors, including (i) an unusually high number of closings of Interstate 70 (the main highway from Denver to Vail) due to adverse weather conditions and (ii) the December 1994 financial crisis in Mexico, the country of origin of a significant portion of the Company's international guests who typically visit the Company's resorts during the peak season. Following the 1994-95 ski season, the Company, working with state and local agencies, took steps designed to improve snow removal operations on Interstate 70. As a result of these steps, the number and duration of highway closings were significantly reduced during the 1995-96 ski season.

  Resort Operating Expenses. Resort Operating Expenses were $82.3 million for fiscal 1995, representing an increase of $3.9 million, or 5.0%, as compared to fiscal 1994. As a percentage of Resort Revenue, Resort Operating Expenses increased from 62.7% in fiscal 1994 to 65.1% in fiscal 1995. The increase in Resort Operating Expenses is primarily attributable to (i) a $2.1 million increase in marketing expenditures primarily related to increased direct advertising expenditures, (ii) an increase of $1.3 million in expenses related to an expansion of the Company's retail operations, write-downs of obsolete inventory purchased in prior seasons, and costs associated with the implementation of new point of sale inventory system, (iii) an increase of $740,000 in rent and occupancy costs due to the relocation of certain of Vail Associates' offices from Company-owned space in the Town of Vail to leased office space in the Town of Avon and (iv) increased expenses resulting from the increased level of Resort Revenue in fiscal 1995.

  Resort Cash Flow. Resort Cash Flow for fiscal 1995 was $44.0 million, a decrease of $2.6 million, or 5.5%, compared to fiscal 1994. Resort Cash Flow as a percentage of Resort Revenue decreased to 34.9% in fiscal 1995 as compared to 37.3% in fiscal 1994. The decrease in Resort Cash Flow was due to the decline in ETP and increase in Resort Operating Expenses as discussed above. For a further discussion of Resort Cash Flow, see Note (6) to Selected Consolidated Financial and Operating Data.

  Real Estate Revenues. Revenues from real estate operations for fiscal 1995 were $16.5 million, a decrease of $5.7 million, compared to fiscal 1994. The decrease is due primarily to a reduction in the number of closings of residential lot sales in Beaver Creek Resort due to the Company not having significant lots available for sale during the period.

  Real Estate Operating Expenses. Real estate operating costs and expenses for fiscal 1995 were $15.0 million, a decrease of $5.4 million, compared to fiscal 1994 due to lower costs of sales associated with the reduced amount of lot sales activity.

  Corporate Expense. Corporate expense decreased $459,000 in fiscal 1995 as compared to fiscal 1994 due primarily to lower salary and service costs.

  Depreciation and Amortization. Depreciation and amortization expense from continuing operations increased $782,000 in fiscal 1995 as compared to fiscal 1994, primarily as a result of the capital expenditures made during fiscal 1994.

  Interest Expense. During fiscal 1995, the Company recorded interest expense of $19.5 million, which relates primarily to the interest on the Company's Senior Subordinated Notes and the Industrial Development Bonds and revolving credit facilities of Vail Associates. See "--Liquidity and Capital Resources." The decrease in interest expense from $22.5 million during fiscal 1994 to $19.5 million during fiscal 1995 relates primarily to the redemption of the Company's Senior Secured Notes on September 29, 1994 and the redemption of $24.9 million principal amount of Senior Subordinated Notes on December 15, 1994.

  Other Income (Expense). The significant components of other income (expense) for fiscal 1995 are (i) income of $1.6 million related to a reduction in the estimate of a liability related to the Company's obligation to a medical research foundation, (ii) a $1.2 million gain on the sale of securities and
(iii) income of $687,000 related to the elimination of reserves for pre-petition bankruptcy claims.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically provided funds for debt service, capital expenditures and acquisitions through a combination of cash flow from operations, short term and long term borrowings and sales of real estate.

  At September 30, 1995, the Company had outstanding $117.2 million of Senior Subordinated Notes maturing on June 30, 2002. On December 11, 1995 and February 2, 1996, the Company redeemed principal amounts of $30.0 million and $24.5 million, respectively, of the Senior Subordinated Notes. At September 30, 1996, the outstanding principal amount of Senior Subordinated Notes was $62.6 million. The Company will use a portion of the net proceeds from the Offerings to redeem all of the remaining outstanding Senior Subordinated Notes.

  The Company has $41.2 million of outstanding Industrial Development Bonds issued by Eagle County, Colorado which accrue interest at 8% per annum and mature on August 1, 2009. Interest is payable semi-annually on February 1 and August 1. The Company has provided the holder of these bonds a debt service reserve fund of $3.3 million, which has been netted against the principal amount for financial reporting purposes.

  In connection with the Acquisition, the Company entered into certain credit facilities with NationsBank of Texas, N.A., as agent (the "Agent"), to provide financing for the Acquisition and the working capital needs of the Company (the "New Credit Facilities"). The New Credit Facilities provide for debt financing up to an aggregate principal amount of $340 million. The New Credit Facilities are comprised of (i) a $175 million Revolving Credit Facility ("Revolving Credit Facility"), (ii) a $115 million Tranche A Term Loan Facility ("Tranche A") and (iii) a $50 million Tranche B Term Loan Facility (together with Tranche A, the "Term Loan Facilities"). The Term Loan Facilities were used to refinance $139.7 million of the $165 million of debt assumed in connection with the Acquisition and the balance of the Term Loan Facilities was used to repay borrowings under the Company's former credit facilities. The Revolving Credit Facility matures on April 15, 2003. The minimum amortization under the Term Loan Facilities will be $11.5 million, $14.0 million, $19.0 million, $21.5 million, $26.5 million, $31.5 million, and $41.0 million during fiscal years ending September 30, 1998, 1999, 2000, 2001, 2002, 2003, and 2004, respectively. The Company is also required to make mandatory amortization payments under the Term Loan Facilities with excess cash flow, proceeds from asset sales, and proceeds from equity and debt offerings.

  The New Credit Facilities require that no more than $125.0 million in the aggregate be outstanding under the Revolving Credit Facility for a period of 30 consecutive days during each fiscal year, such period to include April 15. The proceeds of the loans made under the Revolving Credit Facilities may be used to fund the Company's working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit. See "Description of Certain Indebtedness--Credit Facilities."

  Resort capital expenditures for fiscal 1996 were $13.9 million. Investments in real estate for fiscal 1996 were $40.6 million, which included $9.1 million of mountain improvements (such as ski lifts and snowmaking equipment) which are related to real estate development but will also benefit resort operations. The primary projects included in resort capital expenditures for fiscal 1996 are (i) the new Lionshead gondola, (ii) the creation of the Eagles Nest non-ski activity center and (iii) the allocated cost of the new retail, restaurant and skier service facilities to be created in the renovated Golden Peak base facility. The primary projects included in investments in real estate for fiscal 1996 are (i) the renovation of the Golden Peak base facility, including a new high speed quad chairlift, (ii) infrastructure related to Bachelor Gulch Village, including a new high speed quad chairlift and related snowmaking equipment, (iii) construction related to the Beaver Creek Village Center, the majority of the related expenses of which was recouped during fiscal 1996 from the third party developer of the project and certain homeowner, community and governmental organizations, (iv) infrastructure related to Arrowhead Village and (v) infrastructure related to the Strawberry Park development in Beaver Creek Resort.

  The Company estimates that it will make resort capital expenditures at the Existing Resorts and the Acquired Resorts totaling approximately $72 million in fiscal 1997. The primary projects at the Existing Resorts include (i) infrastructure for the Category III expansion, (ii) expansion of snowmaking at Beaver Creek Mountain, (iii) upgrades to and expansions of food service operations at Beaver Creek Resort and (iv) the purchase of retail space at Beaver Creek Resort. The primary projects at the Acquired Resorts include (i) lift upgrades at Breckenridge Mountain and Keystone Mountain, (ii) the expansion of snowmaking at Breckenridge Mountain and (iii) trail and infrastructure improvement at Breckenridge Mountain and Keystone Mountain. Investments in real estate at the Existing Resorts and Acquired Resorts are expected to total approximately $60 million during fiscal 1997. The primary projects included in these investments are (i) the completion of the Golden Peak base facility, (ii) infrastructure related to Bachelor Gulch Village and Arrowhead Village and (iii) completion of the Beaver Creek Village retail and parking facilities.

  In connection with the Distribution, the Company will make payments aggregating $55 million, which it estimates will be made in fiscal 1997. The Company will fund payments made under the Distribution from proceeds of the Real Estate Contracts.

  Based on current levels of operations and cash availability, the Company believes that it will be able to satisfy its debt service, capital expenditure requirements and investments in real estate from cash flow from operations and borrowings under the New Credit Facilities.

  The Company believes that inflation during the past three years has had little effect on its results of operations and that any impact on costs has been largely offset by increased pricing.

                                   BUSINESS

GENERAL

  Vail Resorts is the premier mountain resort operator in North America. The Company operates Vail Mountain, the largest single ski mountain complex in North America, and Beaver Creek(R) Mountain, one of the world's premier family-oriented mountain resorts (together with Vail Mountain, the "Existing Resorts"). The Company is one of the most profitable resort operators in the ski industry due to its attractive guest demographics, favorable weather and snowfall conditions, ability to attract both destination resort guests and day travelers from local population centers and proximity to both Denver International Airport and Vail/Eagle County Airport. In addition to resort operations, the Company owns substantial real estate from which it derives significant strategic benefits and cash flow. On January 3, 1997, the Company acquired the Breckenridge, Keystone and Arapahoe Basin mountain resorts (the "Acquired Resorts") and significant related real estate interests and developable land (the "Acquisition"). As a result of the Acquisition, the Company is the largest mountain resort company in North America, operating the top three mountain resorts in the United States. The Company has a 9% share of skier days in the United States, which is nearly 40% greater than that of its nearest competitor, and is uniquely positioned to attract a broad range of guests due to its diverse ski terrain, varied price points and numerous activities and services. As the Company's resorts are located within 50 miles of each other, the Company is able to offer guests the opportunity to visit each resort during one vacation stay and participate in common loyalty programs. For fiscal 1996, the Company's Resort Revenue and Resort Cash Flow, pro forma for the Acquisition, were $276.0 million and $88.2 million, respectively. Management believes that the Company's Resort Revenue and Resort Cash Flow, pro forma for the Acquisition, are greater than that of any other mountain resort company in the world. For a further discussion of Resort Cash Flow, see Note (6) to Selected Consolidated Financial and Operating Data.

  The Company will divest the Arapahoe Basin mountain resort pursuant to the Consent Decree. See "Recent Developments" and "The Acquisition--Consent Decree."

INDUSTRY

  There are approximately 800 ski areas in North America, which during the 1995-96 ski season generated a total of approximately 71 million skier days. There are approximately 519 ski areas in the U.S., which during the 1995-96 ski season generated approximately 54 million skier days. These resorts range from small ski resort operations, which cater primarily to day skiers from nearby population centers, to larger resorts which, given the scope of their operations and their accessibility, are able to attract both day skiers and destination resort guests who are seeking a comprehensive vacation experience. While the day skier tends to focus primarily on lift ticket price and round-trip travel time, destination travelers tend to make their choices based on the number of amenities and activities offered, as well as the perceived overall quality of the vacation experience. As a result, destination guests generate significantly higher Resort Revenue per skier day than day skiers. Management believes that the Company is one of a relatively small number of ski areas in North America able to attract both the day skier and the destination guest and provide a comprehensive vacation experience.

  Within the United States, regional distribution of skier days during the 1995-96 ski season is estimated to have been as follows: Northeast
(13.8 million); Southeast (5.7 million); Midwest (7.3 million); Rocky Mountain (18.1 million); and Pacific West (9.0 million). The 29 ski areas located in Colorado currently account for over 21% of total skier days in the United States, up from approximately 18% in 1985-86. While total skier days generated by all United States resorts have increased by a total of 4.0% since the 1985-86 ski season, skier days generated by Colorado ski areas have grown by approximately 25% during the same period. During the same time period, skier days at the Existing and Acquired Resorts increased by 39% and 29%, respectively. The Company believes that the primary reasons for Colorado's growth relative to the rest of the United States include the quality of the ski areas located in the state, the accessibility of its resorts from major transportation centers and the relatively favorable climate of the Rocky Mountains. The Existing Resorts' share of the total skier days generated by mountain resorts located in Colorado has grown from 18% in 1986 to 20% in 1996.

  The Company believes that it will benefit from certain trends and developments which should favorably impact the North American ski industry, including (i) advances in ski equipment technology ("fat" skis and specially shaped skis) which facilitate learning and make the sport easier to enjoy, thereby increasing an individual's days skied per year and overall years of skiing, (ii) the rapid growth of snowboarding, which is increasing youth participation in "on-snow" sports, (iii) a greater focus on leisure and fitness and (iv) a growing interest among affluent families in purchasing second homes in mountain resort communities. There can be no assurance, however, that such trends and developments will have a favorable impact on the ski industry.

  Snowboarding has energized interest in "on-snow" sports, primarily among males between the ages of 13 and 24. According to the National Sporting Goods Association (the "NSGA"), the number of snowboarders in the U.S. has increased from 1.5 million in 1990 to 2.3 million in 1995, an increase of 9% per year. U.S. skier days attributable to snowboarders have increased an average of 19% per year over the past three years and snowboarders are currently estimated to represent 14% of all U.S. skier days. With international markets believed to be experiencing similar growth rates, snowboarding is among the fastest growing sports in the world. Recently, the International Olympic Committee designated snowboarding as a demonstration event at the 1998 Winter Olympic Games. Management believes that the growth in snowboarding has had a positive impact on the ski industry and will continue to be an important source of lift ticket, ski school, retail and rental revenue growth for the Company. Management believes that the growth in snowboarding among children and teens, who influence family vacation decisions, will allow the Company to attract additional family-oriented destination guests. Consequently, the Company intends to position itself as an industry leader in the creation of snowboard attractions, programs and events.

  The mountain resort industry is in a period of consolidation as the cost of the infrastructure required to maintain competitiveness has increased, thereby enhancing the position of larger and better capitalized resort owners. The number of U.S. ski resorts has declined from approximately 709 in 1986 to 519 in 1996 and, based on industry estimates, the number of mountain resorts is expected to decline further, as the majority of mountain resorts lack the infrastructure, capital and management capability to compete in this multi-dimensional and service-intensive industry. At the same time, the high cost of mountain resort development and environmental restrictions have prevented new resorts from being created. Since Beaver Creek Mountain opened in 1980, only one other major ski facility has opened in the United States. Despite this consolidation, the ski industry remains highly fragmented, with no one resort operator accounting for more than 10% of the United States' 54 million skier days. The Company believes that the consolidation trend in the mountain resort industry will continue, and the Company intends to actively pursue acquisition opportunities which provide attractive investment returns.

EXISTING RESORTS

 VAIL MOUNTAIN

  Opened in 1962, Vail Mountain is the largest and most popular single ski mountain complex in North America, offering over 4,100 acres of unique and varied ski terrain, spanning approximately 20 square miles. Included in this complex is the largest network of high speed lifts in the world, a top-rated ski school and a wide variety of dining and retailing establishments. Vail Mountain is ideally suited for all levels of skiers as it has a balanced distribution of beginner, intermediate and advanced terrain. Perhaps no single physical attribute defines Vail Mountain better than the Back Bowls. More than seven miles wide, the Back Bowls are one of the most distinctive terrain features found at any ski mountain in North America and offer some of the finest skiing in the world. Along with comprehensive snowmaking capabilities, Vail Mountain receives "dry," dependable snowfall due to its central Rocky Mountain location and, in its 34th season, attracted over 1.65 million skier days, the highest number of skier days of any North American ski mountain and a new record for Vail Mountain. For the last eight years, Vail Mountain has been rated the number one ski resort in United States by the Snow Country magazine survey.

  While Vail Mountain provides the largest and most varied ski terrain of any North American mountain resort, the Company has received approval (subject to a pending appeal) from the Forest Service for infrastructure development of bowl skiing terrain within its current permit area known as Category III. Category

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    [DEPICTION AND RENDERING OF CERTAIN PROJECTS UNDER CONSTRUCTION AND IN
                      DEVELOPMENT BY VAIL RESORTS, INC.]






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    [DEPICTION AND RENDERING OF CERTAIN PROJECTS UNDER CONSTRUCTION AND IN
                      DEVELOPMENT BY VAIL RESORTS, INC.]

    [DEPICTION AND RENDERING OF CERTAIN PROJECTS UNDER CONSTRUCTION AND IN
                      DEVELOPMENT BY VAIL RESORTS, INC.]

    [DEPICTION AND RENDERING OF CERTAIN PROJECTS UNDER CONSTRUCTION AND IN
                      DEVELOPMENT BY VAIL RESORTS, INC.]

III will add approximately 2,000 additional acres of ski terrain to the Back Bowls, including 850 acres of new trails and an additional 1,150 acres of undisturbed gladed skiing, increasing the ski terrain on Vail Mountain by approximately 50%. The terrain's high, north facing location typically yields extremely reliable snow conditions and should allow for earlier and later ski season operations than Vail's existing Back Bowls which face south. Although management believes that the completion of this terrain expansion will significantly increase the number of skier days at Vail Mountain, particularly in the early and late season non-peak periods, there can be no assurance that such an increase will be achieved. See "Business--Projects Under Construction" and "Risk Factors--Forest Service Permits."

  Vail Mountain has a total of 29 lifts, including ten high speed quads and a new high speed custom-designed gondola, constituting the largest network of high speed lifts in the world. Based on Vail Mountain's existing terrain and lift network, the theoretical capacity on the mountain is 19,900 skiers at one time. During the 1995-96 ski season, the average skiers per day on Vail Mountain was approximately 9,500, with only three days out of a 173 day ski season having over 16,000 skiers.

  The Company has also consistently improved and expanded guest amenities on Vail Mountain. The Company currently owns and operates 15 on-mountain food service establishments as well as 21,650 square feet of retail and commercial space located throughout the mountain and at the three primary access points-- Golden Peak, Vail Village and Lionshead. While Vail Mountain is already viewed as one of the premier destination mountain resorts in North America, the Company has commenced several projects which will continue to improve mountain operations, expand guest services and provide the Company with additional retail and restaurant venues. See "Business--Projects Under Construction" and "Business--Resort Operations--Food Service."

  BEAVER CREEK MOUNTAIN

  Beaver Creek Mountain, located ten miles west of Vail Mountain, consists of the Beaver Creek, Arrowhead and Bachelor Gulch ski areas, and includes 1,530 acres of ski terrain. The Company acquired Beaver Creek Mountain in 1972 and opened the ski facilities during the 1980-81 ski season. In 1993, the Company expanded Beaver Creek Mountain by acquiring significant privately owned ski terrain and development property at Arrowhead and Bachelor Gulch. This purchase allowed the Company to (i) begin development of a European style village-to-village ski experience which interconnects, through ski lifts and ski trails, the three distinct ski areas, (ii) add significant intermediate terrain, (iii) improve skier distribution patterns across Beaver Creek Mountain and (iv) add mountain infrastructure capable of supporting anticipated skier growth. Like Vail Mountain, Beaver Creek Mountain benefits from "dry" dependable snowfall in addition to excellent snowmaking capabilities. Since its opening, Beaver Creek Mountain has increased its skier days from 111,746 in 1980-81 to 576,249 in the 1995-96 ski season, making it one of the fastest growing mountain resorts in North America. Despite achieving rapid growth over a sustained period of time, Beaver Creek Mountain currently operates at 38% of its theoretical skier capacity. Prior to the completion of the interconnect referred to above, the theoretical skier capacity on Beaver Creek Mountain was 9,800 skiers at one time. During the 1995-96 ski season, the average skiers per day on Beaver Creek Mountain was approximately 3,900, with only six days out of a 148 day ski season having over 7,000 skiers. Management believes that the success of Beaver Creek Mountain has resulted from its unique combination of ambience, architecture and a variety of groomed and natural terrain providing world-class skiing which appeals to Beaver Creek Mountain's family-oriented destination guests. Beaver Creek Mountain operates 14 lifts, including five high speed quads. The Company also owns and operates seven on-mountain restaurants, as well as 15,650 square feet of retail/commercial space strategically located on and at the base of Beaver Creek Mountain. The Company has commenced several projects that will continue to improve mountain operations, expand guest services and provide the Company with additional owned retail and restaurant venues. See "Business--Projects Under Construction" and "Business--Resort Operations--Food Service."

  One of the primary factors in the growth of Beaver Creek Mountain has been an increase in resort lodging. Beaver Creek Resort has grown from only 500 residential units and no hotels in 1985 to nearly 1,480 residential units and private homes and 471 hotel rooms as of January 1, 1996. In addition to the significant growth taking place in Beaver Creek Resort, there has been substantial development in the surrounding communities of Avon, Edwards, Eagle and Gypsum, providing substantial additional, moderately-priced, resort lodging. The Company anticipates the substantial resort lodging growth to continue from the buildout of the Bachelor Gulch Village and Arrowhead Village resort communities, both of which offer unique slopeside development opportunities due to the Company's fee simple ownership of the mountain land, and from the significant development taking place in the surrounding communities. See "Business--Real Estate."

 PROJECTS UNDER CONSTRUCTION AND IN DEVELOPMENT

  The following represents depictions and renderings of certain projects under construction and in development. Descriptions of the projects follow such depictions and renderings.

 PROJECTS UNDER CONSTRUCTION

    During the next 24 months, the Company's Existing Resort operations will undergo a period of significant expansion as numerous projects under construction are completed.

  Village-to-Village Skiing--For the 1996-97 ski season, Vail Resorts completed the first step in introducing a European style village-to-village ski experience by connecting (through ski lifts and ski trails) three distinct ski areas--Beaver Creek, Bachelor Gulch and Arrowhead. The interconnect of these three areas has increased the contiguous ski terrain on Beaver Creek Mountain by 330 acres or 30%. The Company has incorporated architectural, food and retail themes in the development plans of Bachelor Gulch Village and Arrowhead Village which are distinct from Beaver Creek Village and from each other.

  Golden Peak(TM)--Construction is underway on the redevelopment of Golden Peak, which will revitalize and replace the base facility at one of Vail Mountain's primary access points. Improvements include the construction of a new 83,000 square foot base lodge which will include approximately 21,000 square feet of restaurant and retail space, including the Company's first restaurant offering apres ski and evening dining proximate to Vail Village, and approximately 22,000 square feet of ski school, ticketing and skier service facilities. As part of the redevelopment, the Company replaced the existing Golden Peak lift with an extended high speed quad lift with more than double the capacity of the existing lift, which will balance skier flow at the base of Vail Mountain and provide a direct connection to the Back Bowls. Other components of the Golden Peak project include six luxury condominiums, a private 148 space parking garage and club facility and substantial site and transportation improvements. Due to their convenient location adjacent to both the Vail Village and the Ford Park Amphitheater, the Company believes that, following the redevelopment, Golden Peak's retail and restaurant facilities will generate significant revenues both in the evening and throughout the year. Construction on Golden Peak is scheduled to be completed during fiscal 1997 at a total cost anticipated to be approximately $33 million. The Company has executed contracts for the sale of the six condominiums for an aggregate sales price of $24.2 million (representing an average price per saleable square foot of $1,000). In addition, the Company expects to generate an additional $6 million (approximately $4.9 million of which is already under contract) from the sale of private parking privileges and access to club facilities.

  One Beaver Creek--Construction has begun and is expected to be completed during 1997 on a new mixed use retail, restaurant, skier service and condominium project at the base of the primary access lift to Beaver Creek Mountain. The Company was involved in the planning and design of this project, which is being developed by a third party. The project will include 18 condominium units, 17,260 square feet of retail and restaurant space, and 10,847 square feet of ski school, ticketing and skier service facilities. The Company has contracted to purchase all the retail, restaurant, ski school, ticketing and skier service facilities from the developer at a price approximating cost, which is significantly below fair market value. The cost of this purchase will be financed primarily from proceeds the Company received from the sale of the land to the developer. The One Beaver Creek project will include substantial improvements in pedestrian access to Beaver Creek Mountain through the installation of outdoor escalators integrated with the new retail, restaurant and skier service facilities and will constitute a substantial step toward the completion of Beaver Creek Village. Due to its convenient location within Beaver Creek Village, the Company believes that, following its development, One Beaver Creek will generate significant revenues both in the evening and throughout the year.

  Beaver Creek Village Center--Construction has begun on this multi-phase, multi-year project that will be completed in stages beginning in 1997. The completion of the Village Center development will add significantly to the ambiance, character and amenities of Beaver Creek Resort. The project is expected to include a year-round outdoor ice skating rink surrounded by 13,000 square feet of retail and restaurant space, a 518 seat performing arts center, a new transportation center, a 423 space parking garage and additional resort lodging, including approximately 78 condominium and townhouse units and a 45 unit timeshare project to be developed by a major international hotel operator. The Company was involved in the planning and design of this project, which is being developed by a third party. A substantial portion of the common improvements are being paid for by homeowner, community and governmental organizations. The Company has contracted to purchase all of the retail and restaurant space from the developer at a price approximating cost, which is significantly below fair market value. The cost of this purchase will be financed primarily from proceeds the Company received from the sale of the land to the developer. After development, the Company will also own 166 parking spaces in the newly created parking garage. The Village Center development will complete the retail core of Beaver Creek Village and is expected to result in a substantial increase in pedestrian traffic throughout Beaver Creek Village, which also should benefit the Company's existing restaurant and retail operations. Due to its convenient location within Beaver Creek Village and adjacent to the performing arts center and ice rink, the Company believes that, following its development, the restaurant and retail operations in the Village Center development will generate significant revenues for the Company in the evening and throughout the year.

  Lionshead/Eagle's Nest(TM) Gondola--In the fall of 1996, the Company replaced the Lionshead gondola with a new state-of-the-art, custom-designed gondola. Lionshead is one of three primary access points to Vail Mountain. The gondola travels from Lionshead to the Eagle's Nest mountain facility, which is located at the top of the western side of Vail Mountain. The capacity of the new gondola is 2.5 times that of the replaced gondola. The cabins are oversized for twelve passengers and include amenities such as cushioned seating, heat and lights. The new gondola allows for nighttime operation and provides evening access to Eagle's Nest and Game Creek Club(TM). This gondola improvement, in conjunction with the new high speed chairlift installed at Golden Peak, has increased high speed access lift capacity to Vail Mountain by over 50%.

  Eagle's Nest Improvements--The first major non-ski activity center on Vail Mountain opened for the 1996-97 ski season at Eagle's Nest Ridge at the top of the new Lionshead gondola. Activities offered include (i) snowboard parks and related attractions, (ii) sledding and tubing with lifts for uphill transport,
(iii) ice skating, (iv) snowmobile tours and (v) a children's snowpark. New facilities at Eagle's Nest include an 80 seat bar, a 130 seat pizzeria and a 300 seat outdoor sundeck serviced by both the bar and an outdoor kitchen. Management believes that the improvements to Eagle's Nest will allow the Company to offer its guests a more diversified vacation experience and increase Resort Revenue per skier day.

  Game Creek Club--In addition to evening dining options at Eagle's Nest, the Company now offers gourmet dinners at the Game Creek Club. Built in 1996 at a cost of approximately $7 million, Game Creek Club is the premier dining facility on Vail Mountain, available to members for lunch during the ski season and open to the general public for dinners throughout the year. A similar dinner operation at Beano's Cabin(TM) on Beaver Creek Mountain generated revenues of $3.7 million in fiscal 1996. The construction cost of Game Creek Club is being financed primarily by the sale of club memberships. As of December 31, 1996, 227 out of a total of 395 available memberships in Game Creek Club have been sold for total proceeds of $7.1 million.

  Bachelor Gulch Village(TM)--The Company is currently completing its master plan for the development of 725 dwelling units in Bachelor Gulch Village. In addition, zoning for Bachelor Gulch Village includes approximately 68,000 square feet of retail, restaurant and commercial space. Infrastructure development commenced in 1994 and is expected to be substantially completed by 1998. During the summer of 1995 and the winter of 1996, 93 single-family homesites (averaging approximately two acres each) were contracted for sale at prices aggregating approximately $72 million (an average of approximately $776,000 per homesite). All 93 homesites were sold in a lottery format because demand significantly exceeded the number of homesites available for sale. The Company is in discussions with developers regarding the sale of multi-family and cluster homesite parcels. See "Business--Real Estate."

  Arrowhead Village--The Company's current development activities in Arrowhead are focused on the development of Arrowhead Village, a 218-unit staged development centered around an alpine club. The proposed Arrowhead Alpine Club is expected to be a 79,000 square foot facility containing 23 condominiums, 14,500 square feet of spa and athletic training space and 5,800 square feet of restaurant, retail and skier service facilities. In Arrowhead Village, developers have commenced construction on 44 residential units on land purchased from the Company. In addition, multi-family parcels zoned for an additional 13 residential units have been sold to developers with construction scheduled to begin in the Spring of 1997. See "Business--Real Estate."

 PROJECTS IN DEVELOPMENT

  Category III--The Company has received approval (subject to a pending appeal) to begin construction to expand its renowned Back Bowls by approximately 2,000 additional acres into an area known as Category III. Category III is expected, at completion, to include three lifts, numerous trails and mountain infrastructure and two restaurants. The opening of Category III will increase the ski terrain on Vail Mountain by approximately 50%, including significant terrain offering intermediate and advanced bowl and gladed skiing, which will further improve skier distribution on Vail Mountain. With nearly 50% of the guests at Vail Mountain classified as intermediate skiers, Category III represents a significant expansion in non-expert bowl skiing for these skiers. Category III will also offer better snow conditions in the early and late season due to its northern exposure. See "Risk Factors-- Forest Service Permits."

  Lionshead Redevelopment--The Company is currently planning the redevelopment of its owned property in Lionshead, together with related properties owned by third parties. Current plans contemplate more than 200 luxury hotel rooms, a significant number of condominiums and timeshare units, significant additions to restaurant and retail space, an employee housing complex, an office facility (intended to be used for Vail Mountain's administrative and operations functions) and a convention center. The redevelopment of Lionshead will require certain approvals from, and a cooperative partnership with, the Town of Vail and there can be no assurance that the Company will receive such approvals or cooperation.

ACQUIRED RESORTS

BRECKENRIDGE

  Breckenridge Mountain, located approximately 85 miles west of Denver and 40 miles east of Vail Mountain, is North America's second most popular ski area, trailing only Vail Mountain in skier days. Breckenridge's skier days reached
1.35 million during the 1995-96 ski season, a new record for Breckenridge Mountain. Breckenridge offers over 2,000 acres of skiing on four different mountain peaks, including open bowl skiing and excellent beginner and intermediate ski terrain. Breckenridge's mountains are interconnected by a network of 18 lifts, including four high speed quad chairlifts. Breckenridge currently operates four on-mountain food service establishments and 3,030 square feet of on-mountain retail and commercial space, a relatively modest scope of operations in comparison to the Existing Resorts. The Company believes there are improvements which can be made to Breckenridge Mountain which will contribute to further growth in skier days and Resort Revenue, including (i) an upgrade of certain older lift equipment and the addition of new high speed quads, which will reduce lift lines and improve on-mountain skier circulation, (ii) a significant expansion of the mountain's snowmaking coverage to ensure a better early and late season ski product and (iii) an expansion of the Company's ski school, food service, retail and rental operations. The Company owns certain strategic land parcels at the base of Breckenridge Mountain and in the Town of Breckenridge which are currently in the planning stages for significant residential and commercial development.

  The Breckenridge mountain resort benefits significantly from its location adjacent to the Town of Breckenridge, a restored 140 year old Victorian mining town which has over 20,000 beds, over 70 restaurants and bars and over 130 shops. Significant apres ski activities and extensive bed base have made Breckenridge an attractive destination to national and international destination guests. The Company anticipates significant additional resort lodging growth will be fueled by third party developers as well as by the development of the Company's owned properties, (see "Business--Real Estate").

KEYSTONE

  Keystone Mountain, located approximately 70 miles west of Denver and 15 miles from Breckenridge, is North America's third most popular mountain resort, achieving 1.06 million skier days during the 1995-96 ski season. Comprised of three mountains and interconnected by a network of 19 lifts, including two high speed gondolas and three high speed quad chairlifts, Keystone provides 1,739 skiable acres suited to a wide variety of skier ability levels. Keystone has the largest and most advanced snowmaking capability of any Colorado mountain resort with snowmaking coverage extending over 49% of Keystone's skiable acreage. As a result, Keystone is typically among the first mountain resorts in the nation to open each season and is one of the last to close. Keystone also provides the largest single-mountain night skiing experience in North America. With 13 lighted trails covering 2,340 vertical feet from the summit to the base, Keystone offers a 12 1/2 hour ski day allowing day guests to customize their ski day and providing destination guests the opportunity to ski on arrival days. Keystone is a planned family-oriented community which offers a variety of year round activities, the majority of which are operated by the Company, including 20 on-mountain and in-valley restaurants and 24,522 feet of on-mountain and in-valley retail and rental stores. Upgrades to Keystone Mountain include (i) for the 1996-97 ski season, the construction of $5 million of snowboarding related improvements, including a snowboard park, representing the first time snowboarders have been allowed on Keystone Mountain and a significant opportunity for Keystone to capture a share of this growing market and (ii) planned for the 1997-98 ski season, the installation of a new high speed quad access lift from one of the resort's major base areas.

  The Keystone JV is developing a significant portion of the Keystone Resort, and expects to add up to 3,400 residential and lodging units and up to 318,000 square feet of retail and restaurant space over the next 20 years. The Company believes that the build-out of this real estate will result in increased skier days and Resort Revenue per skier day and will significantly increase the number of higher revenue destination guests at Keystone Resort (see "Business--Real Estate").

ARAPAHOE BASIN

  Arapahoe Basin is the highest ski area in North America, offering 486 acres of skiing with a summit elevation of 13,050 feet. This high elevation allows for the longest ski season in Colorado, with the mountain remaining open well into June and even as late as August. During the 1995-96 ski season, Arapahoe Basin had 241,435 skier days. Arapahoe Basin has a rustic flavor and offers limited amenities, primarily targeting the skiing enthusiast with advanced intermediate to expert ski terrain. The Company believes there is a possibility of adding snowmaking facilities to Arapahoe Basin, which would improve conditions during the traditional ski season and allow Arapahoe Basin to offer year round skiing, which it believes would be a popular attraction to the numerous summer tourists in Colorado. The Company has agreed to divest Arapahoe Basin pursuant to the Consent Decree. See "Recent Developments," "The Acquisition" and "Risk Factors--Antitrust."

ACCESSIBILITY

  Given their close proximity to Vail/Eagle County Airport ("Vail/Eagle Airport") and the recently-completed Denver International Airport ("DIA"), all of the Company's resorts are easily accessible to national and international destination resort guests, as well as to day travelers from the Denver metropolitan area. The Vail/Eagle Airport is located within 25 miles of Beaver Creek and reasonably accessible to the Acquired Resorts and can accommodate large jet aircraft from major metropolitan areas. Nearly 30% of the destination guests who traveled by air to ski at the Existing Resorts during the 1995-96 ski season arrived through Vail/Eagle Airport, up from only 9% in 1990. The Company estimates that approximately 70% of the destination guests flying to the Existing Resorts and a similar percentage of the destination guests traveling to the Acquired Resorts arrive through DIA.

  Over the last six years, the Company has worked closely with the nation's major airlines to significantly improve accessibility to its resorts through Vail/Eagle Airport. As a result of these efforts, the number of daily non-stop flights, total seats, major airlines and cities served by Vail/Eagle Airport have increased significantly. The Company expects that Vail/Eagle Airport will continue to expand its operations and offer more direct flights to more North American cities. In the spring of 1996, American Airlines announced plans to add four daily flights to the Vail/Eagle Airport, as well as two additional flights per week from Miami International Airport, representing a total of approximately 73,000 additional annual seats, an 83% increase in total American Airlines seats from the 1995-96 ski season. Furthermore, the Company continues to work with the major airlines to increase both direct and connecting international flights into Vail/Eagle Airport. Presently, guests from major cities located in Europe, South America, Mexico, New Zealand, Australia and the Pacific Rim can conveniently fly to the Vail Valley with only a single stopover or connection through a major U.S. city. The Company believes that its proximity to Vail/Eagle Airport provides it with a significant competitive advantage relative to other North American destination ski resorts. In order to induce major air carriers to offer flights from selected new cities to the Vail/Eagle Airport, the Company has entered into agreements guaranteeing the carriers minimum seasonal revenue associated with such flights. The Company made no payments under these agreements during fiscal 1995 and 1996 and has made no material payments with respect to winter flights during the last four years.

  As of December 31, 1996, scheduled flights to the Vail/Eagle Airport for the 1996-97 ski season were as follows:

                                            NUMBER OF FLIGHTS         NUMBER OF SEATS
 CARRIER               CITY                     PER WEEK                PER SEASON
 -------               ----                 -----------------         ---------------
American        Dallas/Fort Worth                  23                      63,920
American             Chicago                       15                      42,864
American              Miami                         3                       8,084
American             New York                       1                       2,820
American              Newark                        7                      21,244
American           Los Angeles                      7                      21,244
Delta                Atlanta                        7                      20,520
Northwest      Minneapolis/St. Paul                 9                      28,310
Northwest            Detroit                        2                       6,080
United                Denver                       31                      52,536
United             Los Angeles                      7                       9,592
                                                   ---                    -------
                                                   112                    277,214*
                                                   ===                    =======

--------
* Compares to approximately 164,000 seats during the 1995-96 ski season.

WEATHER, SNOWMAKING AND GROOMING

  Given their location in the Colorado Rocky Mountains, Vail Mountain and Beaver Creek Mountain receive some of the most reliable snowfall experienced anywhere in the world, averaging approximately 340 inches of annual snowfall over the last 20 years, which is significantly in excess of the average for all ski resorts in the Rocky Mountains for such period.

  Despite the natural snowfall described above, the Company continues to invest in the latest technology in snowmaking systems and actively acquires additional water rights, which has allowed it to offer its guests more predictable and consistent conditions, particularly during the early and late ski season. During 1995, the Company doubled its snowmaking capacity on Vail Mountain and purchased water rights sufficient to enable a further doubling of snowmaking capacity in the future. For the 1996-97 ski season, the Company increased snowmaking capacity on Beaver Creek Mountain by 60% and, with the addition of a new reservoir planned for completion in 1997, will further increase snowmaking capacity on Beaver Creek Mountain by an additional 100%. Approximately 800 acres of the Company's ski terrain are covered by snowmaking. In addition, the Company has extensive snowgrooming equipment, including the largest fleet of snowcats in the world.

  The Acquired Resorts are also located in the Colorado Rocky Mountains and receive consistent and reliable natural snowfall which has averaged in excess of 255 inches over the last 20 years. In addition to abundant natural snowfall, the Acquired Resorts have made a significant investment in snowmaking technology and equipment. Keystone Resort currently has the largest and most advanced snowmaking system in Colorado, enabling it to manufacture snow using less water and at warmer temperatures than other mountain resorts. With the ability to cover approximately 49% of the mountain, including trails accessible from each lift, with snow, Keystone has consistently been one of the first resorts in Colorado to open each ski season. Breckenridge's snowmaking system currently has the capacity to cover 360 acres and management plans to upgrade the existing snowmaking system and increase capacity to cover an additional 180 acres for the 1997-98 season. While Arapahoe Basin does not currently possess snowmaking capability, as the highest lift-served mountain in the United States, Arapahoe Basin enjoys abundant natural snowfall and a favorable climate which typically allows Arapahoe Basin to offer a longer ski season than any other mountain resort in Colorado.

  The Company's snowmaking capabilities and diversity of activities and services has mitigated the effects of fluctuations in yearly snowfall. The chart below illustrates the Company's historical ability to increase Resort Revenue at the Existing Resorts despite fluctuations in annual snowfall.



                                    [CHART]


CUSTOMERS

  The Company's customers are primarily comprised of worldwide resort destination guests and, to a lesser extent, day skiers from the Front Range, the Vail Valley and Summit County. For the 1995-96 ski season, the Company believes that destination guests represented 73% of total skier days at the Existing Resorts and 61% of total skier days at the Acquired Resorts.

  By offering diverse vacation experiences and services at a variety of price points, the Existing and Acquired Resorts attract a broad guest population with complementary demographic profiles, allowing the Company to compete for a wide array of potential customers. The following chart highlights that while the Existing Resorts attract a more affluent guest with a higher relative concentration from the Northeast and Western United States, the Acquired Resorts attract a more price sensitive consumer with a relative higher concentration from the Southern and Midwestern United States. In addition, while international guests at the Existing Resorts have a higher relative concentration from Mexico and South America, international guests at the Acquired Resorts have a higher relative concentration from Europe (particularly the United Kingdom) and Australia/New Zealand.

                      COMPARISON OF CUSTOMER DEMOGRAPHICS

ANNUAL INCOME OF SKIERS*

                                                               EXISTING ACQUIRED
                                                               RESORTS  RESORTS
                                                               -------- --------
      Less than $50,000.......................................   29.0%    41.1%
      $50,000 - $100,000......................................   23.2%    35.1%
                                                                ------   ------
      Less than $100,000......................................   52.2%    76.2%
      $100,000 - $200,000.....................................   24.0%    16.5%
      Greater than $200,000...................................   23.8%     7.3%
                                                                ------   ------
      Greater than $100,000...................................   47.8%    23.8%
      Total...................................................  100.0%   100.0%
                                                                ======   ======

GEOGRAPHIC ORIGIN OF DESTINATION SKIERS**

                                                               EXISTING ACQUIRED
                                                               RESORTS  RESORTS
                                                               -------- --------
      South...................................................   26.6%    28.4%
      Northeast...............................................   24.5%    17.0%
      Midwest.................................................   22.8%    33.2%
      International...........................................   12.7%    12.5%
      West....................................................   11.7%     6.4%
      Non-Colorado Rocky Mountains............................    1.7%     2.5%
                                                                ------   ------
                                                                100.0%   100.0%
                                                                ======   ======

GEOGRAPHIC ORIGIN OF INTERNATIONAL SKIERS**

                                                               EXISTING ACQUIRED
                                                               RESORTS  RESORTS
                                                               -------- --------
      United Kingdom..........................................   34.1%    44.1%
      Mexico/South America....................................   22.9%     3.1%
      Canada..................................................   15.2%    12.1%
      Europe..................................................   16.2%    22.9%
      Australia/New Zealand...................................    8.2%    13.0%
      Other...................................................    3.5%     4.8%
                                                                ------   ------
                                                                100.0%   100.0%
                                                                ======   ======

--------
 * Based upon mountain surveys conducted by RRC Associates at the Existing and Acquired Resorts during the 1995-96 ski season.
** Based upon mountain surveys conducted by RRC Associates at the Existing
  Resorts and Breckenridge during the 1995-96 ski season and at Keystone and Arapahoe Basin during the 1994-95 ski season.

  Although the Company's resorts accommodate a wide range of budgets and attract guests from different regions of the country and the world, both the Existing Resorts and the Acquired Resorts attract family-oriented guests who tend to generate higher and more diversified revenues per guest than day skiers from local population centers. Over 40% of the destination guests at the Existing Resorts visited with their families during the 1995-96 ski season.

  International guests, who tend to have longer average stays and higher vacation expenditures than other destination guests, accounted for approximately 13% of the Existing Resorts' destination skier days during the 1995-96 ski season, an increase from 8% in fiscal 1988. The Company believes that this growth was partially attributable to the prestige gained by, and the promotional opportunities resulting from, the Existing Resorts' hosting of the 1989 World Alpine Ski Championships, which had an estimated worldwide television viewership of over 300 million people. The Company anticipates a further increase in international visits will result when it hosts the 1999 World Alpine Ski Championships. As the first North American site to host the event twice, the Company will use the occasion to promote both the Existing Resorts and the Acquired Resorts to further increase its penetration of the international market. Breckenridge Mountain has excellent relationships with European tour operators, a primary factor behind the Acquired Resorts' international guests representing 13% of its destination skier days. The Company intends to expand these relationships to further promote the Existing Resorts throughout Europe.

  Consistent with the trends in the overall ski market, snowboarders represent the fastest growing segment of the Company's guest demographic. The Company is committed to promoting snowboarding as an exciting outgrowth of traditional skiing. As an example of this commitment, the Company has upgraded the snowboard facilities at the Existing Resorts, published trail maps for the convenience of snowboarders and created additional trails, half-pipes and other varied terrain to attract snowboarders. For the 1996-97 ski season, Keystone Mountain completed construction of $5 million in snowboarding related improvements, including a snowboarding park. Furthermore, the ski schools at the Acquired Resorts have added extensive snowboarding instruction to their schedules, and these classes have become one of the fastest growing lesson products offered in the industry. The Company believes that snowboarding, which is easier to learn and excel at than skiing, will continue to increase the Company's skier days.

  The Company believes that the Existing and Acquired Resorts are well positioned to respond to the needs presented by the industry trends toward family vacationers, conference attendees, international travelers and snowboarders, while at the same time attracting guests from differing economic and geographic backgrounds. By marketing to different economic and geographic consumers, the Company intends to minimize competition among the resorts for the same guest dollar while providing the opportunity to cross-market the Existing and Acquired Resorts. The Company believes that it has been successful at providing an exceptional vacation experience to its guests as evidenced by the fact that for the 1995-96 ski season over 70% of the destination guests at the Existing Resorts and approximately 64% of the destination guests at the Acquired Resorts, were return visitors.

RESORT OPERATIONS

  The Company derives Resort Revenue from a wide variety of sources, including lift ticket sales, ski school, equipment rental, retail stores, restaurants, travel reservation services, lodging, property, club and conference management, real estate brokerage, licensing and sponsorship activities, recreational activities (including golf and tennis facilities) and property, club and conference management.

  The Company's ability to appeal to a broad spectrum of guests and offer a wide selection of activities and services has enabled the Company to generate Resort Revenue per skier day at the Existing Resorts that is among the highest in the industry and approximately 57% greater than the average Resort Revenue per skier day of all ski areas in the United States. Set forth below is a chart outlining the Resort Revenue per skier day at both the Existing and Acquired Resorts for fiscal 1996, including a comparison to industry averages for the 1995-96 ski season.


                                    [CHART]

  Lift ticket revenue represents the single largest revenue source at both the Existing and Acquired Resorts. While lift ticket revenue at the Existing Resorts increased 22.6% over the last five years, non-lift ticket revenue increased 75.2% over the same time period and currently represents over 50% of Resort Revenue. The Company expects non-lift ticket revenue will continue to grow at a greater rate than lift ticket revenue as a result of the ongoing expansion of the activities and services it provides.

                                                     EXISTING ACQUIRED
     REVENUES FOR FISCAL 1996 ($ IN THOUSANDS)       RESORTS  RESORTS   TOTAL
     -----------------------------------------       -------- -------- --------
Lift Ticket Revenue................................. $ 69,341 $ 64,374 $133,715
Non-Lift Ticket Revenue.............................   70,947   71,376  142,343
                                                     -------- -------- --------
Total Resort Revenue................................ $140,288 $135,750 $276,038
                                                     ======== ======== ========

  The Company believes there are selected opportunities to increase non-lift ticket revenue at the Acquired Resorts. While overall non-lift ticket revenue represents 50% of total Resort Revenue at the Acquired Resorts due to the extensive hospitality operation at Keystone Resort, activities such as ski school are far less developed than they are at the Existing Resorts, and operations such as retail and food service at Breckenridge Mountain are very modest. In addition to creating new activities at the Acquired Resorts, the Company intends to implement a number of the operating strategies currently in place at the Existing Resorts, such as incentivized selling techniques and cross marketing programs, to increase guest participation in Company operated activities.

  Lift Ticket Revenue ($133.7 million of revenue for fiscal 1996, pro forma for the Acquisition ("Pro Forma 1996 Revenue")). The Existing Resorts' favorable demographics and world class resort facilities have enabled the Company to achieve premium ticket pricing. The adult single-day lift ticket price at the Existing Resorts, which for the 1995-96 ski season was $48 a day, is among the highest in the industry. To maximize skier volume during non-peak periods and attract certain segments of the market, the Company also offers a wide variety of incentive ticket programs, including season passes, student rates, group discounts and senior discounts. Depending upon anticipated levels of skier demand at various times throughout the ski season, the Company sells lift tickets at reduced prices. The Company engages in sophisticated yield management analysis to maximize its ETP which was $31.12 for the 1995-96 ski season, and among the highest in the industry. Over the past ten fiscal years, the Company has been able to increase its ETP at an average of 4.1% per year.

  The Acquired Resorts ETP for the 1995-96 season was $24.23. The Company believes that while the differential in ETP between the Acquired Resorts and the Existing Resorts is largely a result of different guest demographics, there is a substantial opportunity to increase ticket yield at the Acquired Resorts through more effective targeting and distribution of incentive ticket programs. The Company intends to introduce a "combined mountain pass" allowing guests to ski at any one of the Company's resorts which the Company believes will increase the perceived value of its lift tickets.

  Ski School ($33.2 million of Pro Forma 1996 Revenue). The Company believes that the Vail/Beaver Creek Ski School(TM) is the largest (1,288 instructors), most profitable ski school in the world and has a higher guest participation rate than any other ski school in the world. The Vail/Beaver Creek Ski School has achieved revenue growth of 53% since 1991. Future growth is expected to stem in part from the significant growth in the sport of snowboarding, for which the ski school has qualified instructors, and technological advances currently taking place in alpine skiing equipment.

  The success of the ski school comes from (i) personalizing and enhancing the guest vacation experience, (ii) creating new teaching and learning systems (many of which have historically been purchased from the Company by the Professional Ski Instructors of America and adopted as the standard for the industry), (iii) introducing innovative teaching methods for children, including separate children's centers, mountain-wide attractions, themed entertainment and teaching systems geared toward specific age groups and (iv) continually creating new techniques to react to technological advances in ski/snowboard equipment.

  Another differentiating characteristic of the Vail/Beaver Creek Ski School is its commitment to instructor training procedures and customer service. In addition to ski technique, instructors are trained to match teaching methodologies to individual learning styles. Each instructor is trained in sports psychology and the latest sports performance enhancement techniques. Customer service is continually reviewed and improved as the result of feedback from customers. The Company has adopted a pay incentive program to reward instructors based on guest satisfaction and repeat students.

  Breckenridge and Keystone also have significant ski school operations which on a combined basis include more than 900 full and part-time instructors. During the 1995-96 ski season, the Breckenridge and Keystone ski schools achieved a 8.0% guest participation rate versus a rate of 11.8% at the Company's Existing Resorts. The Company believes that by implementing strategies similar to those utilized at its Existing Resorts, such as incentive compensation programs and new lesson products, it can increase ski school participation rates at the Acquired Resorts.

  Food Service ($39.1 million of Pro Forma 1996 Revenue). Food service is a key component in providing a satisfying guest experience and has been an important source of revenue growth for the Company. The Company believes that by owning and operating both on-mountain and base area restaurants, it can better ensure the quality of products and services offered to its guests, as well as capture a greater percentage of the guest's vacation expenditures. The strategies with respect to its food service operations include (i) focusing growth in venues which allow for food service throughout the day and throughout the year, including breakfast, lunch, apres-ski, dinner, evening entertainment, group functions and summer/non-ski season operations, (ii) creating unique themed environments to maximize guest enjoyment and revenue opportunities, (iii) further expanding on-mountain seating, (iv) offering affordable family lunchtime and evening dining and entertainment, (v) continuing to create additional private clubs and restaurants which are financed through memberships and the sale of related real estate and (vi) continuing affiliations with institutions such as Johnson and Wales, one of the largest culinary and restaurant management schools in the world. The large number of food service facilities operated by the Company allows it to improve margins through large quantity purchasing agreements and sponsorship relationships.

  The Company's restaurant operations range from full service sit-down restaurants to trailside express food outlets and offer a wide variety of cuisine. The Company operates 19 restaurants on Vail Mountain and 11 restaurants on Beaver Creek Mountain and in Beaver Creek Village. The Company currently has indoor seating capacity on Vail Mountain of 3,693. On Beaver Creek Mountain the Company currently has 1,449 indoor seats.

  Over the next 24 months, the Company intends to open a number of new food service facilities, each of which will be themed and provide apres ski, nighttime and off-season dining. These facilities are as follows:

                         INDOOR OUTDOOR
RESTAURANT               SEATS   SEATS       LOCATION                 DESCRIPTION
----------               ------ -------      --------                 -----------
Vail Mountain
 Blue Moon Bar and Tal-
  ons Deck*.............  120     290   Eagle's Nest       Mountain top setting with excep-
                                                           tional views; accessed by Vail's
                                                           new high speed gondola; serving
                                                           drinks and barbecue and rotis-
                                                           serie foods as well as salads;
                                                           open for lunch, dinner, apres ski
                                                           and evening entertainment.
 Terminal Pizza*........  130       0   Eagle's Nest       Mountain top setting with excep-
                                                           tional views; accessed by Vail's
                                                           new high speed gondola; seating
                                                           amid vintage ski equipment; serv-
                                                           ing pizza; open for lunch, din-
                                                           ner, apres ski.
 BellaRiva*.............  232     100   Golden Peak        Slope-side northern Italian din-
                                                           ing featuring a display kitchen
                                                           and located within easy walking
                                                           distance of Vail Village; open
                                                           year round for breakfast, lunch,
                                                           dinner, apres ski.
 Wreck Room*............  116       0   Golden Peak        Located on the lower level of the
                                                           Golden Peak base lodge; designed
                                                           to accommodate children and ski
                                                           groups; offering casual dining in
                                                           a relaxed setting; open for
                                                           breakfast, lunch, dinner and
                                                           apres ski.
 Game Creek Club*.......  191      76   Game Creek Bowl    Set amid Vail's Game Creek Bowl,
                                                           this nighttime adventure restau-
                                                           rant is accessed by sleigh or
                                                           snowcat from a pick-up point at
                                                           the top of Vail's new gondola.
                                                           Already open for lunch, this fa-
                                                           cility will now also be open for
                                                           dinner and special events.
Beaver Creek Mountain
 One Beaver Creek**.....  --      --    Base of Centennial Slope-side dining with signifi-
                                        Lift               cant outdoor seating located ad-
                                                           jacent to large retail plaza,
                                                           Beaver Creek Village and the
                                                           Hyatt hotel; open for breakfast,
                                                           lunch, dinner and apres ski.
 Village Center**.......  --      --    Beaver Creek       Located adjacent to the ice rink
                                        Village            and Beaver Creek performing arts
                                                           center; open for breakfast,
                                                           lunch, dinner, apres ski.

--------
 * New for 1996-97 ski season
** New for 1997-98 ski season. Seating to be determined.

  Keystone operates almost all of the food service facilities available to guests at the Keystone Resort, with 12 on-mountain and base restaurants totaling 3,200 indoors seats in addition to eight in-valley restaurants. Keystone has the only two AAA Four Diamond fine dining restaurants in Summit County, including the highest on-mountain dining facility in North America. Open for dinner year round, these establishments are popular among resort guests and have a significant following among residents and visitors to the greater Summit County as well. As a popular year round resort, Keystone generates significant food service revenues throughout the non-ski season, including substantial banquet revenues from groups utilizing Keystone's conference center facility. The Company expects to further expand its food service operations, including the addition of a number of new restaurants, as the Company exercises its opportunity to lease commercial space developed by the Keystone JV (see "Business--Real Estate").

  Breckenridge owns and operates four on-mountain restaurants totaling only 1,090 indoor seats and as a result achieved only $1.65 in mountain food service revenue per skier day during the 1995-96 season. This compares to $5.42 in mountain food service revenue per skier day achieved by the Existing Resorts during the same season. Due to Breckenridge's lack of on-mountain dining options, most Breckenridge guests dine at food establishments located in the town of Breckenridge which are owned and operated by third parties. Management believes there is a substantial opportunity to expand dining operations at Breckenridge and capture a significantly greater percentage of its guest food expenditures.

  Arapahoe Basin owns a 700 seat cafeteria style restaurant located at the base of the mountain and a 260 seat limited service lunch facility located at the mountain's mid-station.

  Hospitality ($32.1 million of Pro Forma 1996 Revenue). The Company's hospitality operations are designed to offer the Company's guests a full complement of quality resort services and provide the Company with additional sources of revenue and profitability. These operations include reservations, tour and travel operations, lodging and property, club and conference center management.

  The Existing Resort's reservation center provides the Company's guests with information and access to the full complement of the resorts' services and activities. The center handles over 211,000 calls per year and is capable of booking and selling airline and ground transportation, lodging, lift tickets, ski school and most other Vail Valley activities, earning commissions on each third party sale. The Acquired Resorts operate two full service reservations operations, Keystone Reservations and "Reservations for the Summit". Keystone Reservations handles approximately 330,000 calls per year and is capable of booking and selling discounted airline tickets, rental cars, ground transportation, condominium/hotel accommodations, lift tickets, ski lessons, ski rentals, dinner reservations and recreation activities prior to a guest's arrival at the resort. "Reservations for the Summit" provides a similar range of services for Summit County as a whole, handling over 47,000 calls per year. The Company believes that 97% of Keystone's overnight guests use these reservation services.

  Both the Existing Resorts' reservation center and "Reservations for the Summit" are relatively new operations, which the Company believes will continue to grow as the operations mature. The Company believes that, as a result of the Acquisition, a significant opportunity exists to expand the Company's central reservation operations, by (a) creating preferred relationships with major travel companies, (b) increasing purchases of bulk air and large blocks of room nights, (c) capitalizing on the growth of the Company's customer database, (d) expanding the variety of activities and services offered and (e) improving cross-selling of the Company's activities and services, particularly prior to the guest's arrival at the resort.

  The Company's property management operation seeks to utilize the Company's hospitality expertise through the first class management of lodging properties owned by both the Company and third parties. The Company currently manages 13 properties, including hotels, timeshare projects and condominiums. The Company believes that its substantial historical investment in this operation will allow for growth at attractive margins as new properties are brought under management. One source of new properties for this operation will be the continued development of the Company's real estate throughout the Vail Valley. In certain situations, such as the Pines Lodge in Beaver Creek Resort (a 60 room luxury hotel), the Company will purchase properties whose financial performance can be improved through the Company's property management operation.

  The Acquired Resorts' property management operations are primarily conducted at Keystone Resort where the Acquired Resorts have property management contracts representing approximately 85% of the Keystone Resort bed base. Property management services performed by the Acquired Resorts includes rental management of approximately 860 condominiums and homes and 103 lodge rooms, maintenance services to non-renting unit owners, and association management services to condominium associations. In fiscal 1996, property management activities generated more than 137,000 room nights at Keystone Resort. The Company believes the scope of property management operations at Keystone provides a number of important advantages including the ability to set quality standards for rental unit participants, ensuring guests receive a consistent lodging product and providing the reservation operations with significant lodging inventory. The Company expects the property management operations to continue to expand as it secures contracts on the additional condominiums and homes developed by the Keystone JV and third party developers. See "Business-- Real Estate."

  The Company owns and operates the Keystone Conference Center, which is the largest convention center in the Colorado Rocky Mountains. With meeting facilities totaling 32,500 square feet and capable of accommodating groups of up to 1,800, the Keystone Conference Center draws groups throughout the year and is typically sold-out during the non-ski season. In fiscal 1996, the Keystone Conference Center hosted over 500 groups, generating more than $3 million of banquet food service revenues over 88,000 room nights at the resort. Additionally, the Company believes that over 90% of the conference center attendees utilize the Acquired Resorts' recreational facilities and activities, including skiing, golf, tennis and horseback riding. The Company is presently reviewing plans to add 25,000 square feet of exhibit space to the Keystone Conference Center, which would allow it to accommodate the significant excess demand which it currently experiences. In addition to the Keystone Conference Center, the Company owns and operates the 152 room Keystone Lodge, a member of Preferred Hotels & Resorts Worldwide, and operates The Inn, a hotel, meeting and banquet facility located at Keystone, under a management contract.

  The Company is also active in the creation and management of private membership clubs, which allows the Company to provide high-end services and amenities to its upper income guest, and evening dining options and other services and activities to its overall guest population. The Company's current clubs include (i) the Beaver Creek Club, which offers members luncheon privileges at Beano's Cabin (which is open to the general public for dinner) and certain golf, tennis and skiing amenities, (ii) Game Creek Club, which offers members luncheon privileges and is open to the general public for dinner and (iii) the Passport Clubhouse at Golden Peak(TM), which, when completed, will provide members with a reserved parking space, concierge services, a private dining facility and locker and club facilities at the base of Vail Mountain. In addition to using membership sales to defray and in some cases entirely pay for the cost of construction, the Company earns management fees for overseeing club operations. The Company intends to create selected additional clubs over the next five years, including the Arrowhead Alpine Club at Arrowhead Village and a mountain club to be located in Bachelor Gulch Village similar to Beano's Cabin. These clubs allow the Company to add to its restaurant operations and related skier service and retail operations, at a relatively modest capital cost.

  Retail/Rental Operations ($14.1 million in Pro Forma 1996 Revenue). The Company's retail division owns and operates all on-mountain locations and selected base area locations. Over the last six months, the Company has taken several steps to significantly expand the scope of its retail and rental operations in order to maximize Resort Revenue and Resort Cash Flow derived from these activities. This expansion will increase retail space from 29,320 square feet in fiscal 1996 to 33,658 for fiscal 1997 and 42,275 square feet for fiscal 1998.

  The Company's on-mountain retail locations offer ski accessories (i.e., hats, gloves, sunglasses, goggles, warmers), snack food and selected logo merchandise, all in locations which are conveniently located for skiers. Off-mountain, the Company operates both ski equipment rental and retail locations. The Company's retail operations typically feature Company or resort-related logo merchandise and products of the Company's sponsors. The Company's rental operations offer a wide variety of ski and snowboard equipment for daily and weekly use. The Company intends to utilize certain locations within the Company's newly created leasable space as new retail and rental operations, while continuing to maintain a significant presence of third party tenants.

  The Acquired Resorts have significant retail and rental operations at Keystone Resort, both in the base area and on-mountain. Base area operations include seven venues covering 24,522 square feet with a mix of ski/snowboard retail and rental products. For the 1996-97 ski season, the Acquired Resorts will operate one retail shop at Breckenridge Mountain and one at Arapahoe Basin. The Company intends to significantly expand on- mountain and base area retail operations at Breckenridge.

  Commercial Leasing Operations. The Company owns significant on-mountain and base area restaurant, retail and commercial space at both Vail Mountain and Beaver Creek Mountain. The Company operates all on-mountain space and leases a portion of its base area space to third parties. The strategy of the Company's leasing operation is to secure the commercial locations adjacent to its resorts for retail, restaurant and entertainment venues and carefully select the appropriate tenant mix for these locations to provide a high quality and diverse selection of retailers and restauranteurs. The Company anticipates a significant expansion in its owned commercial space over the next two years. Upon the completion of One Beaver Creek and Beaver Creek Village Center, the Company's leasable restaurant and retail space will increase from 39,179 square feet to 69,435 square feet. These projects will also include the creation of a "Rockefeller Center" style year-round ice skating rink and a 518 seat performing arts theater in the center of Beaver Creek Village which management believes, in combination with the additional square footage, will bring the entire village to the critical mass necessary to serve as a new destination for shopping in the Vail Valley. The Company currently owns 23,973 square feet of retail and restaurant space at the base of Vail Mountain and has 20,889 square feet of additional space under construction and expected to be completed during fiscal 1997. The information set forth above excludes the Company's on-mountain retail, restaurant and commercial space. See "Business-- Projects Under Construction."

  The Acquired Resorts currently have limited commercial leasing operations. The Company, through the Keystone JV, will significantly expand its commercial leasing operations (which currently leases 18,500 square feet of commercial space to third parties) through its development activities at Keystone Resort. In addition, the Company intends to retain commercial space created by the Company's development activities at Breckenridge Mountain.

  Licensing and Sponsorship. An important part of the Company's business strategy is to leverage its brand name by (i) entering into sponsorship relationships and strategic alliances with world-class business partners, (ii) building its logo and licensing business and (iii) gaining national and international exposure through the hosting of special events. The Company's leading industry position coupled with the demographics of its customer base make it an attractive partner. Examples of the Company's sponsors include (i) FILA, which is supplying the Company's employee ski uniforms over a six-year period and has launched a line of clothing using the Vail name and logo, (ii) Chevy Trucks, which provides the Company with mountain vehicles and national marketing exposure, (iii) Pepsi, which provides substantial marketing benefits, (iv) Sprint, which provides funding for the construction and operation of a mountain-top business center, (v) Tag Heuer, which provides funding for the operation and promotion of snowboarding activities at Vail and Beaver Creek Mountains, and (vi) Coors, which provides the Company with access to certain national marketing promotions. The Company's sponsorship arrangements typically have a three to five year term and provide benefits in the form of cash payments, expense reductions, capital improvements and/or marketing exposure. The Company has licensed the use of its trademarks to over one hundred companies for a variety of products such as apparel and sunglasses. While the terms of each license agreement vary, such agreements generally are for a two-year term and provide for the payment by the licensee of quarterly royalty payments ranging from 6% to 8% of the gross wholesale price of the licensed goods.

  The Acquired Resorts do not currently have significant revenues from licensing and sponsorship activities. The Company plans to extend existing licensing and sponsorship relationships across the brand names of the Acquired Resorts and create new relationships which leverage the exposure the Company can offer corporate sponsors to almost five million winter skier days and numerous summer visitors.

  Vail and Beaver Creek Mountains are frequently the sites of special events and promotions. In addition to hosting annual World Cup Skiing and World Cup Biking events, Vail Mountain and Beaver Creek Mountain have collectively been chosen as the site for the 1997 World Cup Skiing Finals and the 1999 World Alpine

Skiing Championships, an event previously hosted by Vail in 1989, marking the first time a North American site has been selected twice. These events give the Company significant international exposure. TV viewership in Europe for World Cup Skiing and the World Alpine Skiing Championships is estimated to be in excess of 250 million viewers. These events will be organized by and co-hosted with the Vail Valley Foundation, a non-profit foundation whose mandate is to bring international sporting and cultural events to the Vail Valley. The Foundation provides significant funding, volunteers and liability assumption in conjunction with such events. The Company's facilities are also the site of numerous skiing, snowboarding and music events sponsored by corporations. These events generate revenue for the Company through sponsorship fees and increased skier traffic, as well as provide national and international brand exposure through television and advertising campaigns. The Company also owns an interest in an events production company, Eclipse Television and Sports Marketing, LLC, which creates and produces made-for-TV events.

 Brokerage

  The Company's real estate brokerage operations are conducted through a joint venture in which the Company has a 50% interest. The joint venture was created in June 1994 to facilitate the merger of the Company's brokerage operations, Vail Associates Real Estate, Inc., with the brokerage operations of Slifer, Smith and Frampton, which combined the two largest brokerage operations in the Vail Valley. The joint venture has a large share of both first time developer sales and resales throughout the Vail Valley, creating both a significant source of profitability and a valuable source of information in planning and marketing the Company's real estate projects. The joint venture will continue to benefit from its position as the preferred provider of brokerage services to all of the Company's future development projects. In addition to profit distributions from the joint venture, the Company will directly receive certain override payments on all brokerage revenue from sales of its own property. Brokerage operations at Keystone are operated by the Keystone JV.

Other Revenue Sources

  The Company also derives revenue during the non-ski season by offering guests a variety of activities and services, including (i) gondola and chairlift rides, (ii) on-mountain and base area bike rentals, (iii) on-mountain lunch operations, (iv) wedding and group functions at mountain and village restaurants, (v) golf and tennis, (vi) horseback riding, fly fishing, hiking and barbecues at Piney River Ranch(TM) and (vii) shopping at the Company's retail locations. Management expects summer revenues to increase in the future due to the expansion of the Company's restaurant, retail and group event operations.

SYSTEMS AND TECHNOLOGY

 New information systems are helping the Company improve its guest communications and enhance guest service and convenience. The Company has consistently invested in new technology and is currently in the implementation phase of a comprehensive systems and technology plan which was developed in 1995 and includes: (i) bar code lift ticket scanning systems that provide more accurate tracking, control and information on all ticket and pass products,
(ii) a Direct-To-Lift access system that allows skiers to bypass the ticket window and proceed directly to the lift with a photo ID that is linked to their credit cards, (iii) a ski school reservation system that allows guests to book a specific ski instructor, enabling the Company to optimize the utilization of its 1,288 instructors, (iv) an equipment rental system that tracks guest preferences, allows for resort-wide exchanges, and incorporates state-of-the-art ski tuning technology, making it more convenient for a guest to rent ski equipment, (v) an integrated customer database that tracks information about Vail Resorts' guests which will be readily retrievable at all points of sale, providing guest history, guest preferences and spending patterns, functioning as both a source of information for "front-line" guest service systems, as well as a "back-end" tool for the Company's direct marketing and promotion activities, (vi) a resort-wide guest charging system whereby a lift ticket or I.D. card can be used to charge goods or services at any of the Company's facilities, eliminating the need for cash or credit cards to make purchases, and (vii) an extensive data communications network which links all on-mountain and off-mountain sales locations back to a central data center.

  Following the Acquisition, the Company intends to integrate systems which exist at each resort, expanding the most advanced systems and replacing older equipment. This will enable the Company to utilize common technology throughout all of its resorts, allowing the Company to successfully implement programs such as joint lift ticket passes and loyalty programs. The Company believes it will realize significant synergies by leveraging its information technology development costs over all of its resorts, ensuring the Company's industry leadership in this crucial aspect of guest service, marketing and operations.

MARKETING AND SALES

  The primary objectives of the Company's marketing efforts include (i) continuing to increase the recognition and goodwill associated with the Company's brand names and trademarks, (ii) building demand during both peak and non-peak periods, (iii) increasing overall sales through targeted promotional programs in national and international markets and (iv) capturing a larger share of an individual vacationer's total out-of-pocket spending at the Company's resorts. The Company's total marketing expenses for fiscal 1996 were $8.9 million for the Existing Resorts. The Company anticipates that, as a result of the Acquisition, its total marketing budget will approach $20 million, a level unprecedented in the mountain resort industry. A major focus of this combined marketing program will be to reinforce the image of a "family" of resorts, each with its distinct personality, theming and character, but all providing an exciting, service-oriented vacation experience with superior infrastructure and amenities.

  Mountain resorts generally do not sell significant numbers of vacation packages to travel agents or wholesale tour operators even though such agents and operators control the vast majority of air travel vacations in the United States and Canada. The Company believes that, as a result of the Acquisition, it will be able to supply sufficient lodging nights, air transportation and other complementary activities and services to develop and aggressively distribute vacation packages through this segment of the tourism industry.

  The Company's primary marketing method is direct print media advertising in ski industry publications such as SKI and Snow Country and lifestyle publications such as Conde Nast Traveler and Bon Appetit, whose readership reflects the demographic profile of the Company's clientele. The Company is also very active in a number of promotional programs such as discount programs offered through local retailers designed to attract day skiers from local population centers. In an effort to target destination guests, a newspaper and radio advertising campaign is used in markets which have direct air service to the Vail/Eagle Airport.

  In addition to advertisements directed at the vacation guest, an important part of the Company's marketing activities is focused on attracting ski groups, corporate meetings and convention business. During the 1995-96 ski season, the Existing and Acquired Resorts hosted over 1,100 groups, ranging in size from 10 to 2,100 people. The Company is constantly attracting new conference business due to its excellence in providing professional planning services, recreational activities, and superior dining and lodging facilities. The Existing Resorts typically capture a large share of the high-end professional conferences, particularly from the legal, medical, computer and insurance communities due to the Company's world class facilities and amenities.

  The Company has intensified its use of sophisticated direct mail and direct marketing techniques, including maintaining a sizable database of past customers. In 1996, the Company sent directly or through third party marketing arrangements over seven million pieces of direct mail to past and potential customers.

REAL ESTATE

  The Company benefits from its extensive holdings of real property at its Existing Resorts and throughout the Vail Valley and from the activities of VAREG, a wholly owned subsidiary of the Company. VAREG manages the Company's real estate operations, including the planning, oversight, marketing, infrastructure improvement and development of Vail Resorts' real property holdings. In addition to the substantial cash flow generated from real estate sales, these development activities benefit the Company's resort operations through (i) the creation of additional resort lodging which is available to the Company's guests, (ii) the ability to control the architectural theming of its resorts, (iii) the creation of unique facilities and venues (primarily themed restaurant and retail operations) which provide the Company with the opportunity to create new sources of recurring revenue and (iv) the expansion of the Company's property management and brokerage operations, which are the preferred providers of these services for all developments on VAREG's land. In order to facilitate the development and sale of its real estate holdings, VAREG spends significant amounts on mountain improvements, such as ski lifts, snowmaking equipment and trail construction. While these mountain improvements enhance the value of the real estate held for sale (for example, by providing ski-in/ski-out accessibility), they also benefit resort operations. In most cases, VAREG seeks to minimize the Company's exposure to development risks and maximize the long-term value of the Company's real property holdings by selling land to third party developers for cash payments prior to the commencement of construction, while retaining approval of all development plans as well as an interest in the developer's profit. The Company also typically retains the option to purchase, at a price significantly below fair market value, any retail/commercial space created in a development. The Company is able to secure these benefits from third-party developers as a result of the high property values and strong demand associated with property in close proximity to its mountain resort facilities.

  VAREG's principal activities include (i) the sale of single family homesites to individual purchasers, (ii) the sale of certain land parcels to third party developers for condominium, townhome, cluster home, lodge and mixed use developments, (iii) the zoning, planning and marketing of new resort communities (such as Beaver Creek Resort, Bachelor Gulch Village and Arrowhead), (iv) arranging for the construction of the necessary roads, utilities and mountain infrastructure for new resort communities, (v) the development of certain mixed use condominium projects which are integral to resort operations (such as the base facility at Golden Peak) and (vi) the purchase of selected strategic land parcels, which the Company believes can augment its existing land holdings or resort operations. The Company's current development activities are focused on (i) the completion of its three resort communities, Beaver Creek Resort, Bachelor Gulch Village and Arrowhead, (ii) preparing for the redevelopment of the Lionshead base area and adjacent land holdings and (iii) the long-term planning of the Company's significant real estate holdings in and around Avon and at the entrance to Beaver Creek Resort.

  In developing its real estate holdings, VAREG typically contracts to sell multi-family sites to third party developers who undertake the construction and sale of these projects. In this case, the Company typically receives an upfront cash payment and a residual interest in the profit realized by such developers. In connection with the sale of single-family homesites and VAREG's development of certain mixed use condominium projects, VAREG often seeks to sell such homesites or condominium residences to individual purchasers in advance of significant infrastructure investments. As a result, the Company is able to forecast a large portion of its real estate revenues 12 to 18 months in advance and reduce development risk prior to making significant expenditures.

  The Company's expenses associated with its real estate operations consist primarily of: (i) selling costs, which include brokerage fees and direct marketing costs, (ii) holding costs, which include property taxes and insurance, (iii) operating expenses, which include VAREG's general and administration expense and (iv) the amortization of the capitalized land and other costs relating to the property sold.

   The Company has been able to have a substantial portion of the infrastructure costs (primarily related to road and utility costs), in connection with certain of its developments, funded by quasi-municipal entities ("Metro Districts"). These Metro Districts raise funds through the sale of tax-exempt municipal bonds supported by the assessed valuation of a particular real estate development or district. The Company may guarantee bond issuances by a Metro District during the early stages of a development until the assessed valuation is sufficient to support the district's infrastructure and other costs. A letter of credit has been issued under the credit facilities on behalf of the Company in the amount of $27.6 million to secure the Metro District bonds issued in connection with infrastructure and other costs in Bachelor Gulch Village. In addition, the Company is obligated to pay capital improvement fees to one of the Metro Districts. The Company estimates that such payments will not exceed $5.7 million, payable over the three years ending April 30, 2000.

  In addition to the costs and expenses set forth above, VAREG spends significant amounts on mountain improvements, such as ski lifts, snowmaking equipment and trail construction. While these mountain improvements enhance the value of the real estate held for sale (for example, by providing ski-in/ski-out accessibility), they also benefit resort operations. VAREG expenses all on mountain improvements undertaken in conjunction with its real estate development activities as the related real estate is sold.

  A summary of the Company's historical real estate revenues and real estate expenses are as follows:

                                                YEAR ENDED SEPTEMBER 30,
                                           -----------------------------------
                                              1994        1995        1996
                                           ----------- ----------- -----------
   Revenues:
     Multi-family parcels................. $ 2,559,000 $ 7,494,000 $14,650,000
     Single family lots...................  12,803,000     270,000  32,644,000
     Other................................   6,841,000   8,762,000   1,361,000
                                           ----------- ----------- -----------
       Total revenues.....................  22,203,000  16,526,000  48,655,000
                                           =========== =========== ===========
   Expenses:
     Selling expenses.....................   1,900,000     613,000   3,011,000
     Operating expenses...................   4,464,000   5,163,000   5,397,000
     Allocated land, infrastructure and
      other costs.........................  13,977,000   9,207,000  24,683,000
     Allocated mountain improvement
      costs...............................         --          --    7,710,000
                                           ----------- ----------- -----------
       Total expenses.....................  20,341,000  14,983,000  40,801,000
                                           ----------- ----------- -----------
   Real estate operating income........... $ 1,862,000 $ 1,543,000 $ 7,854,000
                                           =========== =========== ===========

  The Company currently owns 574 acres of developable real estate, including land zoned for 1,144 residential units and 152,000 square feet of commercial space. The majority of the Company's undeveloped land holdings and current development activities are located in Beaver Creek Resort, Bachelor Gulch Village and Arrowhead. A summary of each of these resort communities is set forth below.

 Beaver Creek Resort

  Since its opening in 1980, Beaver Creek Resort has emerged as one of the world's premier resort communities. Beaver Creek Resort offers a wide array of shopping, dining, lodging and entertainment options in addition to being the primary skiing access point to Beaver Creek Mountain.

  Over the past 12 months, VAREG has completed extensive development planning to complete the Beaver Creek Resort village core. VAREG has sold the One Beaver Creek and Beaver Creek Village Center development sites to third party developers. These projects will be adjacent to the Company's existing retail operations and will contain the majority of the Company's retail and restaurant operations in Beaver Creek Resort. See "Business--Existing Resorts--Beaver Creek Mountain."

  In addition to the completion of the Beaver Creek Resort village core, the Company is engaged in the development of its residential property in Beaver Creek Resort. In 1994, the Company sold 30 single-family ski-in-ski-out homesites (averaging approximately two acres each), in an area known as Strawberry Park on Beaver Creek Mountain. All 30 lots were sold by VAREG in one day in a lottery format because demand significantly exceeded the number of homesites available for purchase. Gross proceeds of this sale were approximately $31 million, or an average of over $1.0 million per homesite.

  The Company's remaining land holdings in Beaver Creek Resort consist of one single-family homesite as well as zoned multi-family sites (requiring limited additional infrastructure expenditures) expected to contain approximately 200 multi-family residences located at the entrances to Beaver Creek Resort. The Company expects to sell these remaining land holdings over the next five years.

 Bachelor Gulch Village

  The Bachelor Gulch Village development, which will be the newest village on Beaver Creek Mountain, is comprised of 1,410 acres of Company-owned land located in a valley between Arrowhead and Beaver Creek Resort. A private residential resort community set in a natural ski mountain environment, Bachelor Gulch Village will combine a skiing gateway to Beaver Creek Mountain, an intimate mountain village and private, upscale real estate enclaves with ski-in/ski-out access to a substantial portion of the homesites, and architecture modeled after the grand lodges of the U.S. National Parks. In addition, plans for Bachelor Gulch Village incorporate 67,880 square feet of retail, restaurant and commercial space. Commencing with the 1996-97 ski season, Bachelor Gulch Village features a high speed quad chairlift and approximately 150 acres of mostly intermediate ski terrain contiguous with Beaver Creek Mountain.

  The Company is currently completing its master plan for the development of 725 residential units in Bachelor Gulch Village. Infrastructure development commenced in 1994 and is expected to be substantially complete in 1998. A significant portion of the infrastructure costs have already been incurred, including the majority of the mountain improvements. A substantial portion of these costs have been financed by a Metro District bond issue as described above.

  During the summer of 1995 and the winter and summer of 1996, 93 single-family homesites (averaging approximately two acres per lot) were contracted for by purchasers at prices aggregating $72.2 million (an average of $776,000 per lot). All 93 homesites were sold in a lottery format because demand significantly exceeded the number of homesites available for purchase. Of these sales, $46.6 million closed in 1996 with $25.6 million expected to close in 1997. The Company is in discussions with developers regarding the sale of multifamily parcels in Bachelor Gulch Village.

  The Company's current unsold inventory in Bachelor Gulch Village consists of 18 single-family homesites, 48 cluster homesites, 31 townhome sites and development parcels zoned for 535 condominium, timeshare and lodge units. The Company expects to complete the sale of these parcels over the next five to ten years.

 Arrowhead

  Arrowhead, known as "Vail's Private Address," is comprised of over 1,500 acres of Company-owned land and is recognized for its country club approach to residential and resort amenities. Home of the Country Club of the Rockies, a private golf club designed by Jack Nicklaus, Arrowhead features swimming, clay tennis courts, hiking, mountain biking, private fly-fishing on the Eagle River and privacy gates that assure controlled access 24 hours a day. Arrowhead contains the westernmost skiing access point to Beaver Creek Mountain.

  The Company's current development activities are focused on the development of Arrowhead Village, a 218 unit staged development centered around an alpine club. The proposed Arrowhead Alpine Club is expected to serve as the social and athletic activity center of Arrowhead. The Arrowhead Alpine Club is expected to be a 79,000 square foot facility consisting of 23 residential condominiums and 14,500 square feet of spa and athletic training space and 5,800 square feet of restaurant, retail and skier service facilities. The Company's plans to build the Arrowhead Alpine Club are contingent upon the pre-sale of a sufficient number of condominium residences and Arrowhead Alpine Club memberships.

  In Arrowhead Village, developers have commenced construction of 44 multi-family units on land purchased from the Company. Multi-family parcels planned for 13 additional units have been sold to developers and construction is expected to begin in the Spring of 1997. In addition to the remaining multi-family parcels in Arrowhead Village, the Company has extensive land holdings in Arrowhead, including land zoned for 28 single-family homesites, 34 cluster homesites and 45 townhomes, as well as land for 150 multi-family units which are planned but not yet zoned.

  In addition to the Company's extensive land holdings contained in the resort communities discussed above, the Company has substantial land holdings in Lionshead (located in the Town of Vail), Avon (located at the base of Beaver Creek Mountain) and elsewhere in the Vail Valley.

 Real Estate Contracts

  As of September 30, 1996 the Company had entered into Real Estate Contracts for the sale of certain real estate and related amenities for gross proceeds of approximately $106.9 million. The Company estimates that subsequent to September 30, 1996, it will incur additional selling, holding and infrastructure costs of $24.5 million in connection with the sale of the properties subject to the Real Estate Contracts. The Company will utilize $55 million of the gross proceeds from the Real Estate Contracts to fund the Distribution. As a result, assuming all the sales under the Real Estate Contracts are closed, after taking into account the additional expenses to be incurred by the Company to complete the projects and the payments under the Distribution, the Company will realize net pre-tax cash proceeds of $27.4 million. In addition, the Company expects that subsequent to September 30, 1996 it will make mountain improvements of $17.2 million (a portion of which will be completed in connection with the sale of the properties subject to the Real Estate Contracts), which will consist primarily of a high speed quad chairlift, base area improvements and snowmaking equipment and will benefit the properties subject to the Real Estate Contracts as well as the Company's remaining real estate holdings in Bachelor Gulch Village and Arrowhead. See "Certain Transactions." As of December 31, 1996, the Company received $47.7 million of gross proceeds from the closing of Real Estate Contracts and had $58.5 million receivable under remaining Real Estate Contracts as set forth below.

                          AMOUNTS RECEIVABLE
                                UNDER
                             REAL ESTATE
                              CONTRACTS
                            AS OF 12/31/96
PROJECT                     (IN MILLIONS)                 DESCRIPTION
-------                   ------------------              -----------
Beaver Creek Resort
 Village Center.........        $ 1.5        Three multi-family sites and related
                                              parking
 Art's Center Parking...          1.6        Private parking spaces
 Elkhorn Lodge..........          1.8        Residual developer interest
 The Aspens Townhomes ..          0.8        Residual developer interest
 One Beaver Creek ......          2.5        Deferred purchase price
 Market Square .........          0.5        Deferred purchase price
                                -----
  Subtotal..............          8.7
Bachelor Gulch Village..         25.6        Single family lots
Arrowhead
 Cresta.................          3.6        Cluster homes
Vail
 Golden Peak Condomini-
  ums...................         20.6        Six condominium residences
                                -----
 Total..................        $58.5
                                =====

KEYSTONE

  In 1994, the Acquired Resorts contributed over 500 acres of land at Keystone Resort to the Keystone JV. With the benefit of extensive market research, community input and government involvement, the Keystone JV created and has received approval for an over $500 million master development plan which the Keystone JV expects to develop over the next 20 years. The plan calls for the creation of six separate neighborhoods, each featuring distinctive amenities and architecture based on the area's colorful mining, ranching and railroad history. At full buildout there will be an estimated 4,600 residential homes and lodging units and 382,000 square feet of commercial space as well as more than 300 acres of open space at Keystone Resort. A network of pedestrian trails and a shuttle bus system are planned to link the resort neighborhoods and amenities.

  The long term development plan for Keystone Resort is expected to benefit the Company, by (i) creating significant additional resort lodging which will contribute to future skier day growth and the growth of the Company's property management operations and (ii) creating new facilities, venues and activities which create new sources of recurring revenue. As residential and commercial projects are completed the Company has a priority right to receive payments of up to $22.6 million for land which was previously contributed to the Keystone JV. The Company will also receive approximately 50% of the profits generated by the Keystone JV and will have the opportunity to lease commercial space created by the Keystone JV. The Keystone JV is involved in a wide range of real estate development activities, including the planning, infrastructure improvement, construction and marketing of all real property improvements on its land. The Keystone JV seeks to minimize its exposure to development and construction risks by pre-selling a significant portion of the residential and lodging units prior to the commencement of construction of a project and by individually financing each project through a secured construction loan and equity investment, which generally consists only of the contribution of the Keystone JV's land required for the project.

  The first two neighborhoods being developed by the real estate joint venture are River Run and Ski Tip Ranch. River Run is a ski-in/ski-out pedestrian village and commercial corridor which will be the new focal point of Keystone Resort. Located at the base of the River Run Gondola, at full development the River Run neighborhood will include an estimated 860 residential units, 250 lodge units and 190,000 square feet of restaurants, boutiques and apres ski cafes. Ski Tip Ranch is a wooded residential community of 86 townhomes under development at the easternmost end of the resort. As of November 30, 1996 the joint venture had constructed 89 condominiums and lodging units in the River Run and Ski Tip neighborhoods of which 80 units have been sold. Additionally, there are 189 condominium and lodging units currently under construction for completion in 1997 of which 137 units have already been sold. Development of commercial space in 1996 included 33,000 square feet with an additional 31,000 square feet under development for completion in 1997. During the next five years, the Keystone JV expects to develop more than 900 new residential and lodging units and 150,000 square feet of commercial space. In addition, Keystone's second championship golf course is currently under development with construction expected to commence in 1997 and an opening planned for 1999.

  As of September 30, 1996, the book value of the Acquired Resorts' investment in the Keystone JV was $29.0 million of which $18.9 million relates to land contributed to the Keystone JV and $10.1 million relates to cash invested in real estate improvements and undistributed profits. In addition, the Keystone JV has an option to require the Acquired Resorts to contribute to the joint venture additional land, which had a book value as of September 30, 1996, of $8.9 million.

BRECKENRIDGE

  Developable real estate at Breckenridge Mountain encompasses approximately 295 acres located at the base of the mountain and in the Town of Breckenridge. These parcels are strategically important as they will enable the resort to
(i) improve and expand the parking and transportation system at Breckenridge, significantly enhancing guest access to the resort and skier distribution on the mountain, (ii) create highly desirable ski-in/ski-out residential units,
(iii) create resort owned and operated on-mountain and in-valley commercial space and (iv) establish a foundation for future terrain expansion. As of September 30, 1996, the Acquired Resorts' book value in developable land at Breckenridge Mountain was $21.1 million.

COMPETITION

  The ski industry is highly competitive. The Company competes with mountain resort areas in the United States, Canada and Europe for destination guests and with numerous mountain resorts in Colorado for day skiers. The Company also competes with other worldwide recreation resorts, including warm weather resorts, for the vacation guest. The Company's major U.S. competitors include the Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the New England mountain resorts and the major Colorado areas, including

Copper Mountain, Telluride, Steamboat Springs, Winter Park and the Aspen resorts. In addition, while the Company's skier days have increased 39% over the past ten years, there has been relatively modest growth in United States skier days (which have increased only 4% over the same period). The competitive position of the Company's mountain resorts is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the areas, including direct flight availability by major airlines, pricing, snowmaking facilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the areas. Based upon a review of these factors, management believes that the Company is in a strong competitive position.

REGULATION AND LEGISLATION

  The Company has been granted the right to use 12,590 acres of federal land adjacent to the Town of Vail and 2,775 acres of federal land adjacent to its Beaver Creek property as the site for most of its ski lifts and trails and related activities under the terms of permits with the Forest Service. No permits are required for Arrowhead or Bachelor Gulch Village since the Arrowhead and Bachelor Gulch Village land is owned by the Company.

  The permits originally granted to the Company or its subsidiary, Beaver Creek Associates, Inc., for the Vail and Beaver Creek mountain resorts consisted of (i) Term Special Use Permits which were granted for 30 year terms, but are terminable upon 30 days written notice by the Forest Service if it determines that the public interest requires such termination and (ii) Special Use Permits which are terminable at will by the Forest Service. In November 1986, a new law was enacted providing that Term Special Use Permits and Special Use Permits may be combined into a unified single term special use permit which can be issued for up to 40 years. On December 23, 1991, the Company exercised its statutory right to convert its dual permits for the Vail mountain resort into a unified permit covering 12,590 acres. The Vail permit expires on October 1, 2031, but can be terminated by the Forest Service if required in the public interest. The Vail permit covers Category III. The Company has received Forest Service approval to begin construction in the area, which approval was appealed. As a result of this appeal, the Forest Service Supervisor was directed by the Deputy to verify that the administrative record includes appropriate information on potential off-site cumulative impacts to traffic/transportation, housing and wildlife. The Forest Service Supervisor was also directed by the Deputy to take certain additional steps to amend the Forest Plan, which is necessary to implement certain elements of the project. While the Company anticipates successfully resolving the issues raised by the appeal in the second quarter of fiscal 1997, there can be no assurance that the Company will receive final approval to begin construction in Category III. If final approval for construction in Category III is not received, the Company does not believe it will have a material adverse impact on its results of operations or financial condition; however, the Company would not be able to expand its skiable terrain on Vail Mountain as currently contemplated.The Beaver Creek property is covered by a Term Special Use Permit covering 80 acres and a Special Use Permit covering the remaining 2,695 acres. These permits will expire in 2006 but are terminable by the Forest Service at its discretion. In December 1992, the Company exercised its statutory right to convert its dual permits for the Beaver Creek mountain resort into a unified permit for the maximum period of 40 years and is currently in the process of finalizing the terms of the unified permit. No assurance can be given that the Beaver Creek unified permit will be granted for the entire 40 year period. To the Company's knowledge, no recreational Special Use Permit or Term Special Use Permit for any major ski resort has ever been terminated by the Forest Service.

  With respect to the Acquired Resorts, Ralston Resorts has been granted the right to use 3,156 acres, approximately 5,571 acres and approximately 825 acres of federal land under terms of permits with the Forest Service for Breckenridge, Keystone and Arapahoe Basin, respectively. Both the Breckenridge permit and the Arapahoe Basin permit expire on December 31, 2029 while the Keystone permit expires on December 31, 2032. Like the Vail permit, each of the permits for the Acquired Resorts is terminable by the Forest Service if required in the public interest.

  The Forest Service has the right to review and comment on the location, design and construction of improvements in the permit area and on many operational matters. Under the permits, the Existing and the Acquired Resorts are each required to pay fees to the Forest Service. Under recently enacted legislation, retroactively effective to fiscal 1996, the Company pays fees to the Forest Service ranging from 1.5% to 4.25% of certain revenues for use of Forest Service land. However, through fiscal 1998, the Company is required to pay the greater of (i) the fees due under the new legislation or (ii) the fees actually paid for fiscal 1995. The calculation of revenues includes, among other things, lift tickets, ski school lessons, food and beverages, rental equipment and retail merchandise revenues.

  The Company believes that its relations with the Forest Service are good and, during the last two years, the Company has received awards and recognition from the Forest Service including the "National Forest Partner Award" for outstanding outdoor education programs and the Beaver Creek Nature Center, the "National Service Award" for implementing universal access, selection as a Forest Service "Accessible Trails Demonstration Project" and designation as the Forest Service's first "Role Model for Socially Responsible Programs."

EMPLOYEES

  The Company currently employs approximately 2,500 year-round and 6,300 seasonal employees. Approximately 125 of the seasonal employees are unionized. The Company considers its employee relations to be good.

LEGAL PROCEEDINGS

  The athletic nature of the Company's ski operations subjects the Company to litigation in the ordinary course of business, including claims for personal injury and wrongful death. The Company is currently defending six such lawsuits, all of which are covered by extensive liability insurance subject to applicable self-insured retentions. The Existing Resorts are currently defending four of such claims under the Colorado Ski Safety Act (the "Act"), a comprehensive assumption-of-risk statute, while the Acquired Resorts are currently defending two lawsuits under the Act. The Act delineates the responsibilities of both ski resort operators and skiers. As long as the ski resort operator complies with the Act's mandates, which consist of markings in relation to ski lifts and man made obstructions, signage in relation to closed areas and ski trails and their difficulty, designation of the ski resort boundaries, closed trails and "danger areas" and flagging and lighting certain maintenance equipment such as snowmobiles, the operator is presumed to be not negligent in accidents involving injury to one of its guests. The Act further provides that a skier injured through one of the "inherent dangers and risks of skiing," which include weather and snow conditions and collisions with man-made and natural objects and other skiers, is barred from suing the mountain resort. Consequently, if the Company is successful in asserting that the claims brought against it are covered by the Act, the Company will face no liability for such claims.

  The Company recently learned that a motion has been filed in a pending civil action which could, if granted, add as an additional party to such litigation one of the Company's wholly-owned subsidiaries. Such action involves a dispute between the Board of Commissioners of Eagle County, Colorado and the operator of one of the terminals located at the Vail/Eagle Airport. The Company is a party to a Standby Bond Purchase Agreement which could obligate the Company to purchase $10.1 million of Eagle County Air Terminal Corporation Revenue Bonds if certain events occur. See Note 10 to the Company's consolidated financial statements. While the Company has not yet been served with any pleadings in such case nor has it been a party to any discovery or other proceedings in this case, the Company believes that the allegations contained in the motion are without merit and that the ultimate outcome of the litigation will not have a material adverse effect on the financial position or operations of the Company.

  Other than the matters discussed in the preceding paragraph and other matters with respect to which the Company believes it is adequately insured, the Company is not currently a defendant in any material litigation and there are no material legal proceedings pending against the Company or to which any of its property is subject and, to the knowledge of management, no such proceedings have been threatened against it.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth information with respect to the directors and executive officers of the Company.

              NAME               AGE                  POSITION
              ----               ---                  --------
 Adam M. Aron...................  42 Chairman of the Board of Directors and
                                      Chief Executive Officer of the Company
 Frank Biondi...................  52 Director
 Leon D. Black..................  45 Director
 Craig M. Cogut.................  43 Director
 Stephen C. Hilbert.............  51 Director
 Robert A. Katz.................  29 Director
 Thomas H. Lee..................  52 Director
 William L. Mack................  56 Director
 Antony P. Ressler..............  36 Director
 Marc J. Rowan..................  34 Director
 John J. Ryan III...............  69 Director
 John F. Sorte..................  49 Director
 Bruce H. Spector...............  54 Director
 James S. Tisch.................  44 Director
 Andrew P. Daly.................  50 President and Director of the Company
 James P. Donohue...............  56 Senior Vice President and Chief Financial
                                      Officer of the Company
 Gerald E. Flynn................  45 Senior Vice President of Vail Associates
 James S. Mandel................  46 Senior Vice President, General Counsel
                                      and Secretary of the Company
 J. Kent Myers..................  47 Senior Vice President of Vail Associates
 Edward D. O'Brien..............  57 Senior Vice President and Chief Financial
                                      Officer, Vail Associates Real Estate
                                      Group, Inc.
 Christopher P. Ryman...........  45 Senior Vice President and Chief Operating
                                      Officer of Vail Associates
 James P. Thompson..............  53 President, Vail Associates Real Estate
                                      Group, Inc.

  Pursuant to the Restated Certificate of Incorporation and Restated Bylaws of the Company, the Board is divided into two classes of Directors, denoted as Class 1 and Class 2, each serving one-year terms. Class 1 directors are elected by a majority vote of the holders of the Class A Common Stock and Class 2 directors are elected by a majority vote of the holders of the Common Stock. The Class 1 directors are Messrs. Black, Cogut, Daly, Katz, Mack, Ressler, Rowan, Ryan and Spector, and the Class 2 directors are Messrs. Aron, Biondi, Hilbert, Lee, Sorte and Tisch. In addition, Apollo has agreed to vote in favor of the election of two directors nominated by Foods. See "The Acquisition."

  Adam M. Aron was appointed the Chairman of the Board and Chief Executive Officer of the Company in July 1996. Prior to joining the Company, Mr. Aron served as President and Chief Executive Officer of Norwegian Cruise Line Ltd. from July 1993 until July 1996. From November 1990 until July 1993 Mr. Aron served as Senior Vice President of Marketing for United Airlines. From 1987-1990, Mr. Aron served as Senior Vice President of Marketing for the Hyatt Hotels Corporation. Mr. Aron is also a director of Interactive Flight Technologies Inc.

  Frank Biondi was appointed a Director of the Company on July 29, 1996. Mr. Biondi is Chairman and Chief Executive Officer of Universal Studios Inc. Mr. Biondi previously served as President and Chief Executive

Officer of Viacom, Inc. from July 1987 to January 1996. He has also held executive positions with The Coca-Cola Company, Home Box Office Inc. and Time Inc. Mr. Biondi currently is a member of the Boards of Directors of Leake and Watts Services, The Museum of Television and Radio, The Bank of New York and the American Health Foundation.

  Leon D. Black is one of the founding principals of Apollo Advisors, L.P., which was established in August 1990 ("Apollo Advisors"), and which, together with an affiliate, acts as managing general partner of Apollo Investment Fund, L.P., AIF II, L.P. and Apollo Investment Fund III, L.P., private securities investment funds, of Apollo Real Estate Advisors, L.P. ("AREA") which, together with an affiliate, acts as managing general partner of the Apollo real estate investment funds and of Lion Advisors, L.P. ("Lion Advisors"), which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. Mr. Black is also a director of Big Flower Press, Inc., Culligan Water Technologies, Inc., Furniture Brands International, Inc., Samsonite Corporation and Telemundo Group, Inc. Mr. Black was appointed a director of the Company in October 1992. Mr. Black is Mr. Ressler's brother-in-law.

  Craig M. Cogut is currently a private investor. Prior thereto he was one of the founding principals of Apollo Advisors and of Lion Advisors. Prior to 1990, Mr. Cogut was a consultant and legal advisor, principally to Drexel Burnham Lambert Incorporated and associated entities. Mr. Cogut is also a director of Envirotest Systems, Inc. and Salant Corporation. Mr. Cogut was appointed a director of the Company in October 1992.

  Stephen C. Hilbert was appointed a director of the Company in December 1995. Mr. Hilbert founded Conseco, Inc. in 1979, and serves as its Chairman, President and Chief Executive Officer. Conseco, Inc., is a financial services holding company based in Carmel, Ind., owns and operates life insurance companies, provides investment management, administrative and other fee-based services. Mr. Hilbert serves as a Director of the Indiana State University Foundation and the Indianapolis Convention and Visitor's Association. He also serves on the Board of Trustees of both the Indianapolis Parks Foundation and the U.S. Ski Team Foundation, as a Trustee of the Central Indiana Council on Aging Foundation, and as a Director of both the Indianapolis Zoo and the St. Vincent Hospital Foundation.

  Robert A. Katz is an officer of Apollo Capital Management, Inc. and Lion Capital Management, Inc., the general partners of Apollo Advisors and Lion Advisors, respectively. Mr. Katz is a limited partner of Apollo Advisors and of Lion Advisors, with which he has been associated since 1990. Mr. Katz is also a director of Salant Corporation and Aris Industries, Inc. Mr. Katz was appointed a director of the Company in June 1996.

  Thomas H. Lee was appointed a director of the Company in January 1993. Mr. Lee founded the Thomas H. Lee Company in 1974 and since that time has served as its President. The Thomas H. Lee Company and the funds which it advises invest in friendly leveraged acquisitions and recapitalizations. From 1966 through 1974, Mr. Lee was with First National Bank of Boston where he directed the bank's high technology lending group from 1968 to 1974 and became a Vice President in 1973. Prior to 1966, Mr. Lee was a Securities Analyst in the institutional research department of L.F. Rothschild in New York. Mr. Lee serves as a Director of Autotote Corporation, Finlay Enterprises, Inc., First Security Services Corporation, Health o meter Products, Inc., Livent Inc., Miller Import Corporation, Playtex Products, Inc., and Sondik Supply Company.

  William L. Mack was appointed a director of the Company in January 1993. Mr. Mack has been the President and Managing Partner of The Mack Organization, an owner and developer of and investor in office and industrial buildings and other commercial properties principally in the New York/New Jersey metropolitan area as well as throughout the United States, since 1963. Mr. Mack is a founding principal of AREA and since 1993 has provided consulting services to Apollo Real Estate Investment Fund II, L.P. He has been Director of the Urban Development Corporation for the State of New York since 1983. Mr. Mack is Chairman Emeritus and Trustee of the Long Island Jewish Medical Center.

  Antony P. Ressler is one of the founding principals of Apollo Advisors and Lion Advisors. Mr. Ressler is also a director of Dominick's Supermarkets, Family Restaurants, Inc., Packaging Resources, Inc. and United International Holdings, Inc. He is also a member of the Executive Committee of the Board of Directors of LEARN, the largest public school reform movement in the U.S., and of the Jonsson Comprehensive Cancer Center at the UCLA Medical Center. Mr. Ressler was appointed a director of the Company in October 1992.

  Marc J. Rowan is one of the founding principals of Apollo Advisors and of Lion Advisors. Mr. Rowan is also a director of Culligan Water Technologies, Inc., Farley, Inc., Furniture Brands International, Inc. and Samsonite Corporation. Mr. Rowan was appointed a director of the Company in October 1992.

  John J. Ryan III has been a financial advisor based in Geneva, Switzerland since 1972. Mr. Ryan is a director of Artemis S.A. and Financiere Pinault S.A., private holding companies in Paris, France and Furniture Brands International, Inc. He is Vice President and Director of Evergreen Resources Inc., a publicly held oil and gas exploration company. Mr. Ryan is President of J.J. Ryan & Sons, a closely held textile trading corporation in Greenville, South Carolina. Mr. Ryan was appointed a director of the Company in January 1995. Artemis S.A. is a significant investor in Apollo Ski Partners.

  John F. Sorte has been President of New Street Advisors L.P., a merchant bank, and of New Street Investments L.P., its broker-dealer affiliate, since he co-founded such entities in March 1994. From 1992 to March 1994, Mr. Sorte was President and Chief Executive Officer of New Street Capital Corporation, a merchant banking firm, and from 1990 to 1992, he was President and Chief Executive Officer of The Drexel Burnham Lambert Group Inc., an investment firm. Prior to 1990, Mr. Sorte was employed by Drexel Burnham Lambert Incorporated. Mr. Sorte is also a director of WestPoint Stevens Inc. and serves as Chairman of the Board of Directors of The New York Media Group, Inc. Mr. Sorte was appointed a director of the Company in January 1993.

  Bruce H. Spector has been a consultant to Apollo Advisors since 1992 and since 1995 has been a principal in Apollo Advisors II, L.P., an affiliate of Apollo Advisors which acts as general partner of Apollo Investment Fund III, L.P. Prior to October 1992, Mr. Spector, a reorganization attorney, was a member of the Los Angeles law firm of Stutman Triester and Glatt. Mr. Spector is also a director of Telemundo Group, Inc. and United International Holdings, Inc. Mr. Spector was appointed a director of the Company in January 1995.

  James S. Tisch is President and Chief Operating Officer of Loews Corporation. He has been with Loews Corporation since 1977. Prior to that he was with CNA Financial Corporation. Mr. Tisch is Chairman of the Board of Directors of Diamond Offshore Drilling, Inc., and is a member of the Board of Directors of CNA Financial Corporation and Loews Corporation. He is also Chairman of the Federation Employment and Guidance Service, a member of the Board of Directors of UJA-Federation of New York, and a Trustee of The Mount Sinai Medical Center. Mr. Tisch was appointed a director of the Company in January 1995.

  Andrew P. Daly was appointed a director of the Company in June 1996. Mr. Daly became President of Vail Associates in 1992 and President of the Company in 1996. He joined Vail Associates in 1989 as Executive Vice President and President of Beaver Creek Resort. Prior to joining Vail Associates, Mr. Daly owned and was President of Lake Eldora Ski Corporation, which operated the Lake Eldora Mountain Resort ski area. From 1982 to 1987, Mr. Daly was Chief Executive Officer of Copper Mountain Resort, where he held several positions from 1972 to 1982.

  James P. Donohue became Senior Vice President and Chief Financial Officer of the Company in October 1996. From 1991 to October 1996, Mr. Donohue served as Senior Vice President and Chief Financial Officer of Fibreboard Corporation, a manufacturer and distributor of building products, which also owns and operates three ski resorts located in California. Prior to 1991, Mr. Donohue was an Executive Vice President of Continental Illinois Bank., N.A.

  Gerald E. Flynn became Senior Vice President and Chief Financial Officer of Vail Associates in 1992. Mr. Flynn was formerly Senior Vice President and Chief Financial Officer of the Company from 1995 until October 1996. Mr. Flynn joined Vail Associates in 1981 as Manager of Tax and Joint Venture Planning before being promoted to Director of Corporate Planning in 1983. Mr. Flynn was promoted to Treasurer in 1984 and to Vice President of Finance in 1986. Prior to joining Vail Associates, Mr. Flynn was a senior tax accountant for the Denver office of Deloitte, Haskins & Sells from 1977 to 1981.

  James S. Mandel joined the Company and Vail Associates in 1994 as Senior Vice President and General Counsel of both the Company and Vail Associates, and was named Secretary of Vail Associates in 1994 and of the Company in 1995. From 1978, until joining the Company, Mr. Mandel was a partner with Brownstein Hyatt Farber & Strickland, P.C., a Denver law firm, and specialized in real estate development and corporate finance.

  J. Kent Myers became Senior Vice President of Vail Associates in 1995. Prior to that, he served as Chief Operating Officer of Beaver Creek Resort from 1992 to 1995, and as Vice President of Marketing for Vail Associates from 1988 to 1992. From 1981 to 1988, Mr. Myers was Vice President of Marketing for Steamboat Ski Corporation.

  Edward D. O'Brien joined Vail Associates Real Estate Group, Inc. in 1993. Prior to that he was Chief Financial Officer and a Managing General Partner of Lincoln Property Company, a real estate development and management firm from 1971 to 1991. From 1962 to 1971 Mr. O'Brien was an auditor with Arthur Andersen LLP.

  Christopher P. Ryman became Chief Operating Officer and Senior Vice President of Vail Associates in 1995. From 1992 to 1995, he was Senior Vice President of Mountain Operations. Mr. Ryman was managing director of the Vail and Beaver Creek Ski Schools from 1986 to 1992, served in management positions at the Beaver Creek Ski School from 1980 to 1985 and was involved in ski school operations from 1978 to 1980. Prior to joining Vail Associates in 1978, Mr. Ryman held positions at the Mt. Hood, Snowbird and Alta ski resorts.

  James P. Thompson joined Vail Associates Real Estate Group, Inc. in 1993 in connection with Vail Associates' acquisition of Arrowhead. He joined Arrowhead in 1989, becoming President in March of 1994. Prior to joining Arrowhead, he served as Vice-President of Moore and Company in Denver for 14 years.

BOARD OF DIRECTORS AND COMMITTEES

  Messrs. Black, Katz, Mack, Ressler, Rowan and Spector are associated with Apollo Advisors, an affiliate of Apollo Ski Partners, L.P. Apollo Ski Partners is organized principally for the purpose of holding capital stock of the Company. See "Principal and Selling Stockholders" regarding the shares of Company stock held by Apollo Ski Partners.

  The Board of Directors has established an Executive Committee, an Audit Committee and a Compensation Committee.

  The Executive Committee has all powers and rights necessary to exercise the full authority of the Board of Directors in the management of the business and affairs of the Company when necessary in between meetings of the Board of Directors. The members of the Executive Committee are Messrs. Aron, Daly, Katz and Rowan.

  The Audit Committee is primarily concerned with the effectiveness of the Company's accounting policies and practices, financial reporting and internal controls. The Audit Committee is authorized to (i) make recommendations to the Board of Directors regarding the engagement of the Company's independent accountants, (ii) review the plan, scope and results of the annual audit, the independent accountants' letter of comments and management's response thereto, and the scope of any non-audit services which may be performed by the independent accountants, (iii) manage the Company's policies and procedures with respect to internal accounting and financial controls, and (iv) review any changes in accounting policy. The members of the Audit Committee are Messrs. Hilbert, Sorte and Tisch.

  The Compensation Committee is authorized and directed to (i) review and approve the compensation and benefits of the executive officers, (ii) review and approve the annual salary plans, (iii) review management organization and development, (iv) review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees and (v) administer any stock option plans which may be adopted and the granting of options under such plans. The members of the Compensation Committee are Messrs. Black, Rowan and Lee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to July, 1996, there was no Compensation Committee of the Board of Directors. During fiscal 1996, executive compensation decisions were made by the entire Board of Directors.

COMPENSATION OF DIRECTORS

  All directors' fees will be determined by the Board of Directors of the Company. As of the date of this Prospectus, the Company had paid no fees to its directors, and the Company currently does not intend to pay directors' fees. The Company pays a management fee of $500,000 per year to Apollo Advisors, L.P. Messrs. Black, Katz, Mack, Ryan, Ressler, Rowan and Spector are associated with Apollo Advisors and are directors of the Company.

EXECUTIVE COMPENSATION

  The following table shows all the cash compensation paid or to be paid by the Company or any of its subsidiaries, as well as certain other compensation paid or accrued, during the years ended September 30, 1996, 1995 and 1994 to the Chief Executive Officer and the four highest paid executive officers of the Company whose compensation was at least $100,000 for the year ended September 30, 1996 in all capacities in which they served:

                          SUMMARY COMPENSATION TABLE

                           ANNUAL COMPENSATION      LONG-TERM COMPENSATION
                          ---------------------- -------------------------------
                                                                 AWARDS            PAYOUTS
                                                            -------------------- ------------
                                                 RESTRICTED
                           SALARY   OTHER ANNUAL   STOCK                  LTIP    ALL OTHER
     NAME, PRINCIPAL      AND BONUS COMPENSATION  AWARD(S)  OPTIONS/    PAYMENTS COMPENSATION
  POSITION, AND PERIOD       ($)       ($)(1)       ($)       SAR        ($)(2)     ($)(3)
  --------------------    --------- ------------ ---------- --------    -------- ------------
George N. Gillett, Jr.,
 (4)
 Former Chairman and
  Chief Executive
  Officer of the Company
 1994...................  1,542,000    58,150    1,966,200      --          --     296,812
 1995...................  1,584,000   116,000    2,383,200      --          --         --
 1996...................  1,628,400    75,800    2,562,000      --          --      36,956
Andrew P. Daly,
 Chief Executive Officer
  and President of Vail
  Associates, President
  of the Company
 1994...................    269,907    34,835          --       --      113,883        --
 1995...................    307,538    32,322          --       --      113,883        --
 1996...................    348,077    24,007          --       --      113,883        --
J. Kent Myers,
 Senior Vice President
  of Vail Associates
 1994...................    174,462    16,280          --       --       70,016        --
 1995...................    193,618    14,673          --       --       70,016        --
 1996...................    183,192     5,075          --       --       70,016        --
James S. Mandel,
 Senior Vice President,
  General Counsel and
  Secretary of the
  Company
 1994...................    174,000       --           --   179,960(5)      --         --
 1995...................    311,500     1,716          --       --          --         --
 1996...................    329,462     1,924          --       --          --         --
Christopher P. Ryman,
 Senior Vice President
  and Chief Operating
  Officer
 1994...................    155,000    16,225          --       --       70,016        --
 1995...................    175,512    14,504          --       --       70,016        --
 1996...................    184,269    15,057          --       --       70,016        --

--------
(1) Includes interest on long-term incentive plan compensation paid during the period indicated to the named executive officer.
(2) Prior to October 8, 1992, the Company and certain of its subsidiaries offered deferred compensation plans to certain key management employees in lieu of any type of pension plans, stock options or other retirement plans. As of October 8, 1992, following payments made on or around October 8, 1992, the outstanding deferred compensation balances for Mr. Daly, Mr. Myers, and Mr. Ryman were $455,532, $280,063 and $280,063, respectively. Mr. Daly's, Mr. Myers' and Mr. Ryman's outstanding deferred compensation balances after October 8, 1992 are being paid to them over a four-year period, with interest accruing on the balance at a rate of 8% per annum. As of September 30, 1996, Mr. Daly's, Mr. Myers' and Mr. Ryman's outstanding deferred compensation balances were $28,471, $17,504 and $17,504, respectively. Due to the long-term incentive characteristics of the deferred compensation plans of the Company and its subsidiaries, payout amounts pursuant to these plans have been included in this column.
(3) In connection with the sale of certain non-ski-related assets of the Company, Mr. Gillett received incentive payments of $296,812 on September 23, 1994, and $36,956 on January 31, 1996, each pursuant to the terms of his employment agreement.
(4) Mr. Gillett has resigned as Chairman of the Board, Chief Executive Officer and Director of the Company in order to pursue other business interests.
(5) Pursuant to a stock option plan adopted by the Company, these options were issued on March 21, 1994. The options vest in equal installments over a five year period and provide for an exercise price of $10.00 per share. See "Management--Stock Option Plans."

  AGGREGATE OPTION/SAR EXERCISES DURING FISCAL YEAR ENDED SEPTEMBER 30, 1996
                AND OPTION/SAR VALUES AS OF SEPTEMBER 30, 1996

                                                                                     VALUE OF
                                                                   NUMBER OF        UNEXERCISED
                                                                  UNEXERCISED      IN-THE-MONEY
                                                                 OPTIONS/SARS     OPTIONS/SARS(1)
                                                                --------------- -------------------
                                   SHARES
                                ACQUIRED ON                      EXERCISABLE/      EXERCISABLE/
       NAME                     EXERCISE (#) VALUE REALIZED ($)  UNEXERCISABLE     UNEXERCISABLE
       ----                     ------------ ------------------ --------------- -------------------
George N. Gillett, Jr. (2)....      --              $--         1,572,972/  --  $ 12,123,244/$ --
Andrew P. Daly................      --               --         195,492/130,328 2,570,720/1,713,813
J. Kent Myers.................      --               --         107,976/ 71,984 1,419,884/  946,590
James S. Mandel...............      --               --          71,984/107,976   719,840/1,079,760
Christopher P. Ryman..........      --               --         107,976/ 71,984 1,419,884/  946,590

--------
(1) In-the-money option values are calculated using an assumed offering price of $20.00 per share.
(2) All of Mr. Gillett's options were exercised or exchanged on October 11, 1996. See "Employment Agreements of the Company" below.

PENSION PLANS

  The Company has no pension plans.

EMPLOYMENT AGREEMENTS OF THE COMPANY

  The Company has entered into an employment agreement with Adam Aron (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Aron serves as Chief Executive Officer of the Company. The initial term of his employment is for the period from August 1, 1996 through September 30, 1999, with a two-year automatic renewal thereafter, subject to notice of termination by either Mr. Aron or the Company. Mr. Aron's base salary is $560,000 per year, and a bonus is guaranteed at an annualized rate of $250,000 through fiscal 1997, after which Mr. Aron will participate in the Company's bonus plan.

  Pursuant to the Employment Agreement, Mr. Aron will be granted 37,500 restricted shares of Common Stock and options to purchase 260,000 shares of Common Stock, which restricted stock and options vest over five years. The Company will provide Mr. Aron a life insurance policy of $5 million and $500,000 of annual disability income protection. The Company will purchase a home of Mr. Aron's choice in the Vail Valley (up to a maximum purchase price of $1.5 million) for his use while employed by the Company. Mr. Aron is subject to a 12 month non-compete clause upon termination.

  Pursuant to an employment agreement with Andrew P. Daly, Mr. Daly will serve as President of the Company for a three-year term. Mr. Daly's base salary will be $350,000 per year and Mr. Daly will participate in the Company's bonus plan. In addition, pursuant to such agreement, Mr. Daly will be granted 12,500 restricted shares of Common Stock and options to purchase 100,000 shares of Common Stock, which restricted stock and options vest over five years. The Company will provide Mr. Daly a life insurance policy of $3 million and $262,500 of annual disability income protection. Mr. Daly will be subject to a 12 month non-compete clause upon termination.

  The Company will enter into an employment agreement with James P. Donohue. Such agreement will provide that Mr. Donohue will serve as Senior Vice President and Chief Financial Officer of the Company for a three-year term. Mr. Donohue's base salary will be $300,000 per year and Mr. Donohue will participate in the Company's bonus plan. In addition, pursuant to such agreement, Mr. Donohue will be granted 12,000 restricted shares of Common Stock and options to purchase 60,000 shares of Common Stock, which restricted stock and options vest over three years. Mr. Donohue will be subject to a 12 month non-compete clause upon termination.

  Vail Associates will enter into employment contracts with Messrs. Ryman, Myers, Flynn and Thompson, which will provide for annual salaries, as well as participation in bonus, stock option and other employee benefit plans. Each agreement will be for a three-year term expiring May 31, 1999, subject to automatic renewal for successive one-year terms in the absence of notice of non-renewal by either party.

  The Company and Vail Associates have separate employment agreements with Mr. Mandel pursuant to which Mr. Mandel receives a current aggregate salary of $300,000 per year, as well as participation in bonus, stock option and other employee benefit plans. Mr. Mandel's employment agreements are effective until March 31, 1997, unless earlier terminated according to their terms. In the event the Company or Vail Associates terminates Mr. Mandel's employment agreements without cause, Mr. Mandel will be paid his aggregate salary and fringe benefits for a period of 12 months following the date of termination or through March 31, 1997, whichever period is longer. Payment of the severance benefits is conditioned upon Mr. Mandel's compliance with certain non-competition, confidentiality and loyalty provisions which survive the employment agreement.

  Mr. Gillett has resigned as Chairman of the Board, Chief Executive Officer, President and Director of the Company. In connection with his employment by the Company, Mr. Gillett was granted (i) 714,976 shares of Common Stock as incentive based compensation (the "Gillett Stock"), (ii) options to purchase 408,164 shares of Common Stock at an exercise price of $6.85 per share (the "$6.85 Options") and (iii) options to purchase 1,164,808 shares of Common Stock at $11.84 per share (the "$11.84 Options"). Pursuant to the terms of an agreement dated October 11, 1996 between Mr. Gillett and the Company (the "Gillett Agreement"), Mr. Gillett (i) will be paid his base salary (currently $1.7 million per annum) through October 7, 1997, (ii) exchanged the $11.84 Options for 336,318 shares of Common Stock and (iii) waived his right to the Distribution with respect to the Gillett Stock and the $6.85 Options as payment of the exercise price on the $6.85 Options.

STOCK OPTION PLANS

  The Company adopted a stock option plan (the "1992 Plan") pursuant to which options covering an aggregate of 2,045,510 shares of Common Stock may be issued to key employees, directors, consultants, and advisors of the Company or its subsidiaries. Options covering 1,833,300 shares of Common Stock have been issued to various key executives and managers of the Company. All of the options vest in equal installments over five years, with exercise prices ranging from $6.85 per share to $10.75 per share. As of September 30, 1996, 807,228 of these options were exercisable. Under certain circumstances, the option plan would provide for loans by the Company to employees collateralized by such employees' vested options in the event of need. The Company has amended certain option agreements under the 1992 Plan with certain members of the management of the Company to eliminate the right of option holders to receive any portion of the payments made under the Rights. In connection with such payment, the Company has accrued the Option Payment. See "Certain Transactions."

  In July 1996 the Company adopted a long term incentive and share award plan (the "1996 Plan") to attract, retain and motivate employees and directors of the Company. The Board of Directors of the Company has approved the 1996 Plan and the reservation of 1,500,000 shares of Common Stock for issuance under the 1996 Plan. As of September 30, 1996, under the 1996 Plan 62,000 shares of Common Stock had been awarded (subject to certain restrictions) and options to purchase an aggregate of 420,000 shares of Common Stock at an exercise price of $20.00 per share had been granted to executives of the Company. Of the restricted stock and options awarded under the 1996 Plan, 12,000 shares of restricted stock and options to purchase 60,000 shares of Common Stock vest in equal increments over three years while the remainder of the restricted shares and options vest in equal increments over five years. None of these options were exercisable as of September 30, 1996.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding ownership of the Common Stock and Class A Common Stock as of January 3, 1997 by (i) each person or entity who owns of record or beneficially five percent or more of the Company's capital stock, (ii) each director and named executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each stockholder selling shares of Common Stock in the Offering (collectively, the "Selling Stockholders"). To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted.

                                                   CLASS A
                           COMMON STOCK         COMMON STOCK          COMMON STOCK     CLASS A COMMON STOCK
                        BENEFICIALLY OWNED   BENEFICIALLY OWNED    BENEFICIALLY OWNED   BENEFICIALLY OWNED   PERCENT OF CLASS A
                         BEFORE OFFERINGS     BEFORE OFFERINGS     AFTER OFFERINGS(4)   AFTER OFFERINGS(4)    COMMON STOCK AND
                       -------------------- --------------------- -------------------- ---------------------    COMMON STOCK
      NAME OF                    PERCENT OF            PERCENT OF           PERCENT OF            PERCENT OF BENEFICIALLY OWNED
 BNEFICIAL OWNER(1)E    SHARES     CLASS      SHARES     CLASS     SHARES     CLASS      SHARES     CLASS    AFTER OFFERINGS(4)
-------------------    --------- ---------- ---------- ---------- --------- ---------- ---------- ---------- ------------------
  Apollo Ski
   Partners,
   L.P.(2)........     2,651,338    16.7%   11,917,748    95.9%           0       0%   11,609,086    99.0%          34.9%
  Meadow Walk
   Limited
   Partnership....     2,322,040    14.6       388,958     3.1      510,988     2.4             0       0            1.5
  George N.
   Gillett, Jr. ..     1,459,458     9.2             0       0    1,119,458     5.2             0       0            3.4
  Ralston Foods
   Inc.  .........     7,554,406    47.6             0       0    7,554,406    35.0             0       0           22.7
  All directors
   and officers as
   a group,
   15 persons(3)..     2,341,300    12.9             0       0    2,341,300     9.8             0       0            6.6

--------
(1) The addresses of the beneficial owners are as follows: Apollo Ski Partners, L.P., 2 Manhattanville Road, Purchase, NY 10577; Meadow Walk Limited Partnership, c/o Barberry Corp., 100 South Bedford Road, Mount Kisco, NY 10549; George N. Gillett, Jr. c/o Booth Creek Inc., 1000 South Frontage Road West, Suite 100, Vail, CO 81657; and Ralston Foods Inc., 800 Market Street, Suite 2900, St. Louis, Missouri 63101.
(2) Apollo Ski Partners, L.P. ("Apollo Ski Partners") was organized principally for the purpose of holding Common Stock and Class A Common Stock of the Company. The general partner of Apollo Ski Partners is Apollo Investment Fund, L.P., a Delaware limited partnership ("Apollo Fund") and a private securities investment fund. The managing general partner of Apollo Fund is Apollo Advisors, L.P., a Delaware limited partnership, the general partner of which is Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"). Mr. Black, a director of the Company, and John Hannan are the directors of Apollo Capital. All officers, directors and shareholders of Apollo Capital, including Messrs. Black, Katz, Mack, Ressler, Rowan and Spector (directors of the Company) disclaim any beneficial ownership of the common stock of the Company owned by Apollo Ski Partners.
(3) With the exception of 26,000 shares of Common Stock owned by Mr. Ressler, no directors or officers of the Company directly own shares of Common Stock (other than options to purchase Common Stock granted to officers of the Company and as otherwise described in this Prospectus).
(4) Assumes no exercise of the Underwriters' over-allotment option. Of the 1,575,000 shares subject to such option, 790,000 shares will be provided by Apollo Ski Partners, 510,998 shares will be provided by Meadow Walk Limited Partnership and 274,002 shares will be provided by George N. Gillett, Jr.

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

                             CERTAIN TRANSACTIONS

  The Company has distributed the Rights to all stockholders of record on October 11, 1996 provided that the maximum aggregate amount payable under the Rights will be $50.5 million. The purpose of the Rights is to provide cash to the existing stockholders of the Company as a partial return on their investment in the Company. The Company will make payments under the Rights only to the extent it receives gross proceeds under the Real Estate Contracts to make such payments. The Company currently estimates payments under the Rights will be made in fiscal 1997. As of December 31, 1996, the Company had received sufficient gross proceeds under the Real Estate Contracts to make substantially all of such payments. In addition, the Company has amended certain option agreements held by management of the Company to eliminate the right of option holders to receive any portion of payments made under the Rights. In connection with such amendment, the Company has accrued the Option Payment. The option holders will receive 60% of the Option Payment at the times that payments are made under the Rights and the remaining 40% at the time the options are exercised. Stockholders who purchase shares in the Offerings will not be entitled to any payments with respect to the Rights. The Company believes that the payment of the Distribution will not have any adverse consequences to the Company. See "Business--Real Estate."

  During the year ended September 30, 1991, the Company loaned Mr. Daly $300,000, $150,000 of which bears interest at 9% and the remainder of which is non-interest bearing. The principal sum plus accrued interest is due no later than one year following the termination, for any reason, of Mr. Daly's employment with the Company. The proceeds of the loan were used to finance the purchase and improvement of real property, and the loan is secured by a deed of trust on such property.

  The Company pays a fee of $500,000 per year to Apollo Advisors, L.P. for management services and expenses related thereto. This fee has been incurred each year since 1993 and is paid partly in cash and partly in services rendered by the Company to Apollo Advisors, L.P. and its affiliates. This arrangement was approved by the Board of Directors of the Company in March 1993.

  In 1995, Mr. Daly's spouse and Mr. Thompson and his spouse received financial terms more favorable than those available to the general public in connection with their purchase of homesites at Bachelor Gulch Village. Rather than payment of an earnest money deposit with the entire balance due in cash at closing, these contracts provide for no earnest money deposit with the entire purchase price (which was below fair market value) to be paid under promissory notes of $438,750 and $350,000 for Mr. Daly's spouse and Mr. and Mrs. Thompson, respectively, each secured by a first deed of trust and amortized over 25 years at 8% per annum interest, with a balloon payment due on the earlier of five years from the date of closing or one year from the date employment with the Company is terminated.


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

                                THE ACQUISITION

STOCK PURCHASE AGREEMENT

  On January 3, 1997 (the "Closing Date"), the Company consummated the Acquisition pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of July 22, 1996, as amended, among the Company, Foods and Ralston Resorts.

  On the Closing Date, Foods received 7,554,406 shares of Common Stock, and the Company assumed $165,000,000 of the outstanding indebtedness of Resorts. The Stock Purchase Agreement provides for certain adjustments after the Closing Date. Such adjustments, if any, will be made following the delivery of audited financial statements of Resorts to the Company and Foods, and may include payment by the Company or Foods, as the case may be, with respect to the indebtedness of Resorts, and the delivery of additional shares of Common Stock to Foods, based upon investments by Foods in Ralston Resorts from August 1, 1996 to the Closing Date.

SHAREHOLDER AGREEMENT

  Foods, Apollo, and the Company are parties to a Shareholder Agreement pursuant to which they have agreed to cause the Board of Directors of the Company to consist of no more than twenty directors, with Foods having the ability to nominate two directors for so long as it owns at least 10% of the Company's outstanding voting securities. Pursuant to the Shareholder Agreement, Apollo has agreed to vote in favor of the election of two directors nominated by Foods.

  The Shareholder Agreement subjects Foods to a voting agreement with respect to actions taken by the Company's Board of Directors. Among other things, Foods agrees to vote (i) "for" all the nominees recommended by the Board, (ii) with the Board on all shareholder proposals and (iii) in the same proportion as all other shareholders (i.e., "for," "against" and "abstain") on all other matters, except that Foods has full discretion on extraordinary events such as mergers or consolidations, sales of assets, creation of new stock with voting rights and changes in the Company's charter or bylaws.

  Under the terms of the Shareholder Agreement, Foods has agreed to certain restrictions on the resale of its Common Stock. Foods has agreed not to transfer or sell its shares of Common Stock, without the prior approval of a majority of the Board of Directors, other than (i) to affiliates or Foods' stockholders, (ii) pursuant to a demand or piggy-back registration as allowed under the Shareholder Agreement, (iii) if an Initial Public Offering has not been consummated by December 31, 1998, a transfer pursuant to Rule 144 of the Securities Act of 1933 or a transfer where such transferee agrees to be bound by the Shareholder Agreement or (iv) a transfer eighteen months after the Closing Date, provided the transferee will not own more than 10% of then outstanding voting securities of the Company and agrees to be bound by the Shareholder Agreement. In addition, if Foods transfers its shares under (iii) or (iv) above, it has agreed to provide the Company with a right of first refusal, affording the Company the right to purchase such shares under the same terms and conditions, and to provide Apollo a right of second refusal if the Company elects not to purchase such shares.

  The Shareholder Agreement will terminate (i) upon agreement of each of Apollo and Foods; (ii) upon the dissolution of the Company or a sale of substantially all of its assets; or (iii) when either Apollo or Foods owns less than 10% of the Company's outstanding voting securities.

  Pursuant to the Shareholder Agreement the Company has granted to each of Apollo and Foods certain demand and piggyback registration rights with respect to the Common Stock owned by them. Upon consummation of the Offerings, Apollo and Foods will each have the right to effect one demand registration per twelve month period; provided, that no demand registration may be made within six months after the effective date of any other registration of voting securities of the Company under the Securities Act of 1933, as amended (the "Securities Act"), including the Offerings. In addition, the Company will have the right to purchase Foods' shares in lieu of registration (with Apollo having the right to purchase such shares if the Company elects not to purchase).

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

CONSENT DECREE

  The Company has resolved antitrust concerns of the DOJ raised by the Acquisition by entering into the Consent Decree with the DOJ and the Attorney General of the State of Colorado. Specifically, the Company has agreed to divest the assets constituting the Arapahoe Basin mountain resort by June 2, 1997. The Consent Decree (i) requires the Company to use its best efforts to complete the divestiture as expeditiously as possible, (ii) gives the DOJ the ability, in its sole discretion, to extend the time period for completing the divestiture by an additional 90 days, and (iii) allows for the appointment of a trustee to accomplish the divestiture at the best price then obtainable upon a reasonable effort by the trustee in the event the divestiture has not been completed within the allotted time period. Until the divestiture is accomplished, the Consent Decree requires the Company to take all steps necessary to assure that the Arapahoe Basin mountain resort will be maintained and operated as an on-going, economically viable resort, including maintaining its usual and ordinary levels of marketing personnel and marketing activity, and maintaining the resort's assets in operable condition based on normal maintenance, and prohibits the Company from taking any action that would jeopardize the divestiture of the resort. The Consent Decree will become final upon approval by the District Court, following a 60 day comment period.

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

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

CREDIT FACILITIES

  In connection with the Acquisition, the Company entered into the New Credit Facilities with NationsBank of Texas, N.A., as agent (the "Agent"), and certain other lenders, to provide financing for the Acquisition and the working capital needs of the Company. The New Credit Facilities provide for debt financing up to an aggregate principal amount of $340 million. The New Credit Facilities are comprised of the Revolving Credit Facility and the Term Loan Facilities. The Term Loan Facilities were used to refinance $139.7 million of the $165 million of debt assumed in connection with the Acquisition and the balance of the Term Loan Facilities was used to repay borrowings under the Company's former credit facilities. The proceeds of the loans made under the Revolving Credit Facility may be used to fund the Company's working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit.

  The Revolving Credit Facility matures on April 15, 2003. The minimum amortization under the Term Loan Facilities is $11.5 million, $14.0 million, $19.0 million, $21.5 million, $26.5 million, $31.5 million, and $41 million during fiscal years 1998, 1999, 2000, 2001, 2002, 2003, and 2004, respectively. The Company is also required to make mandatory amortization payments under the Term Loan Facilities with excess cash flow, proceeds from asset sales, and proceeds from equity and debt offerings.

  The New Credit Facilities require that no more than $125.0 million in the aggregate be outstanding under the Revolving Credit Facility for a period of 30 consecutive days during each fiscal year, such period to include April 15.

  Borrowings under the New Credit Facilities bear interest annually at the Company's option at the rate of (i) LIBOR (which rate is based on a formula relating to the London interbank offered rate for a given interest period) plus a margin (ranging from .50% to 1.75% in the case of Tranche A and the Revolving Credit Facility and 2.25% in the case of Tranche B) or (ii) the Base Rate (defined as, generally, the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus 0.5%, or the Agent's prime lending rate) plus a margin up to .375%. In addition, the Company must pay a fee on the face amount of each letter of credit outstanding at a rate ranging from .625% to 1.875%. The Company must also pay a quarterly unused commitment fee ranging from .20% to .50%. The interest margins and fees described in this paragraph fluctuate based upon the ratio of Funded Debt (as defined) to the Company's Resort EBITDA (as defined).

  The obligations under the New Credit Facilities are secured by (i) a pledge of all of the capital stock of the subsidiaries of Vail (the "Vail Pledged Shares") and Ralston Resorts and its subsidiaries (the "Ralston Pledged Shares") and (ii) an assignment of the permits granted by the Forest Service to the Company (the "Vail Forest Service Permits") and Ralston Resorts (the "Ralston Forest Service Permits"). The liens in favor of the Agent on the Vail Pledged Shares and the Vail Forest Service Permits are subordinate to the liens held by the holders of the IRBs (as hereinafter defined).

  The New Credit Facilities contain various covenants that limit, among other things, subject to certain exceptions, indebtedness, liens, transactions with affiliates, restricted payments and investments, mergers, consolidations and dissolutions, sales of assets, dividends and distributions and certain other business activities. The New Credit Facilities also contain certain financial covenants, including a Maximum Funded Debt to Resort Cash Flow Ratio, Minimum Fixed Charge Coverage Ratio and Minimum Interest Coverage Ratio (each as described in the New Credit Facilities).

INDUSTRIAL REVENUE BONDS

  Pursuant to an indenture (as amended, the "Vail Indenture") dated as of September 1, 1992 and amended as of November 23, 1993, between Eagle County, Colorado, as issuer (the "Vail Issuer"), and Colorado National Bank, as trustee (the "Vail Trustee"), $21.6 million aggregate principal amount of industrial revenue bonds (the "Vail IRBs") were issued for the purpose of providing funds to Vail Associates Inc. ("VAI") to refund certain Sports and Housing Facilities Revenue Bonds (Vail Associates Project). Pursuant to a financing agreement (as amended, the "Vail IRB Agreement") dated as of September 1, 1992 and amended as of November 23, 1993, among the Vail Issuer, VAI and VHI, the Vail Issuer loaned to VAI the proceeds of the issuance of the Vail IRBs and VAI agreed to make payments in the aggregate amount, bearing interest at rates and payable at times, corresponding to the principal amount of, interest rates on and due dates under the Vail IRBs.

  Pursuant to an indenture (as amended, the "Beaver Creek Indenture"; together with the Vail Indenture, the "Indentures") dated as of September 1, 1992 and amended as of November 23, 1993, between Eagle County, Colorado, as issuer (the "Beaver Creek Issuer"; together with the Vail Issuer, the "Issuer"), and Colorado National Bank, as trustee (the "Beaver Creek Trustee"; together with the Vail Trustee, the "Trustee"), $19.6 million aggregate principal amount of industrial revenue bonds (the "Beaver Creek IRBs"; together with the Vail IRBs, the "IRBs") were issued for the purpose of providing funds to the Company's subsidiary, Beaver Creek Associates, Inc. ("Beaver Creek"), to refund certain Sports and Housing Facilities Revenue Bonds (Beaver Creek Project). Pursuant to a financing agreement (as amended, the "Beaver Creek IRB Agreement"; together with the Vail IRB Agreement, the "IRB Agreements") dated as of September 1, 1992 and amended as of November 23, 1993, among the Beaver Creek Issuer and Beaver Creek, the Beaver Creek Issuer loaned to Beaver Creek the proceeds of the issuance of the Beaver Creek IRBs and Beaver Creek agreed to make payments in the aggregate amount, bearing interest at rates and payable at times, corresponding to the principal amount of, interest rates on and due dates under the Beaver Creek IRBs. The obligations of Beaver Creek in respect of the Beaver Creek IRBs have been guaranteed by VAI and VHI.

  The obligations of VAI, VHI and Beaver Creek under the Indentures, the IRB Agreements and the IRBs are secured by a pledge of all of the Vail Pledged Shares and assignments of the Vail Forest Service Permits.

  The IRBs mature, subject to prior redemption, on August 1, 2009. The IRBs bear interest at the rate of 8% per annum. The IRBs are subject to redemption at the option of VAI or Beaver Creek, as the case may be, at any time and from time to time, and are subject to mandatory redemption (i) in connection with the release of any Forest Service permits from the lien of the security documents executed in connection with the Existing Credit Facilities and the IRBs, which release is not consented to by the holders of a majority in aggregate principal amount of the IRBs and (ii) if interest payments on the IRBs lose their tax exempt status.

  In connection with the Acquisition, the Company assumed $165 million of outstanding indebtedness of Ralston Resorts. Of this amount, approximately $139.7 million was refinanced from the proceeds of the New Credit Facilities. The remaining indebtedness assumed ("Assumed Debt") consists of (i) $23.36 million of Industrial Revenue Bonds ("Ralston IRBs") and (ii) a loan from the Colorado Water Conservation Board to Clinton Ditch and Reservoir Company ("Clinton Ditch"), of which Ralston Resorts is the largest owner, with a remaining principal balance of approximately $1.95 million.

  The Ralston IRBs consist of two series of refunding bonds which were originally issued to finance the cost of sports facilities at Keystone Mountain. The first IRB, the Series 1990 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $20.36 million, bears interest at rates ranging from 7.2% to 7.875% and mature in installments in 1998, 2006, and 2008. The second IRB, the Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $3 million, bears interest at 7.125% for bonds maturing in 2002 and 7.375% for bonds maturing in 2010.

                         DESCRIPTION OF CAPITAL STOCK

  The following summarizes the material terms of the capital stock of the Company.

GENERAL

  Upon the closing of the Offerings, the authorized capital stock of the Company will consist of 20,000,000 shares of Class A Common Stock, 11,728,600 of which will be issued and outstanding, 80,000,000 shares of Common Stock, 21,570,288 of which will be issued and outstanding, and 25,000,000 shares of Preferred Stock, par value $.01 per share, none of which will be outstanding.

PREFERRED STOCK

  The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock and Class A Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock and Class A Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock and Class A Common Stock. Upon consummation of the Offerings, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

COMMON STOCK AND CLASS A COMMON STOCK

  The issued and outstanding shares of Common Stock and Class A Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. The rights of holders of Class A Common Stock and Common Stock are substantially identical, except that, while any Class A Common Stock is outstanding, holders of Class A Common Stock elect a class of directors that constitutes two-thirds of the Board and holders of Common Stock elect another class of directors constituting one-third of the Board. The Class A Common Stock is convertible into Common Stock
(i) at the option of the holder, (ii) automatically, upon transfer to a non-affiliate and (iii) automatically if less than 5,000,000 shares (as such number shall be adjusted by reason of any stock split, reclassification or other similar transaction) of Class A Common Stock are outstanding. The Common Stock is not convertible. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock and Class A Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock and Class A Common Stock will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock and Class A Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock and Class A Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

DELAWARE LAW AND CERTAIN PROVISIONS OF THE
COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

  Statutory Provisions. The Company is a Delaware corporation and, after the Offerings, will be subject to Section 203 of the Delaware General Corporation Law ("Delaware Law"). In general, Section 203 prevents an

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

"interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation, and held by certain employee stock ownership plans) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

  Directors Liability and Indemnification. The Company's Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware Law or other applicable law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Bylaws provide that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by applicable law.

  Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals. The Company's Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as director, or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the principal executive offices of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Board or by a stockholder who has given timely written notice to the principal executive offices of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, to be timely, notice of stockholder nominations or proposals to be made at an annual or special meeting must be received by the Company not less than 30 days prior to the scheduled date of the meeting (or, if less than 60 days' notice of the date of the meeting is given, the 9th day following the day such notice was made).

  Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director must contain certain information about the nominating stockholder and the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholder. If the officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting, in accordance with the Stockholder Notice Procedure, such

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

person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

  By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

  Although the Bylaws does not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, the foregoing provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deferring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  Certain Effects of Authorized but Unissued Stock. Under the Certificate, upon consummation of the Offerings there will be 8,271,400 shares of Class A Common Stock authorized but unissued, 44,385,812 shares of Common Stock authorized but unissued (and not reserved for issuance upon conversion of the Class A Common Stock or exercise of options), and 25,000,000 shares of preferred stock authorized but unissued, for future issuance without additional stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital or to facilitate corporate acquisitions.

  The issuance of preferred stock could have the effect of delaying or preventing a change in control of the Company. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of Common Stock or could adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock.

  One of the effects of the existence of unissued and unreserved Common Stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of management. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is Norwest Bank Minnesota, N.A.

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

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offerings, the Company will have outstanding 33,298,888 shares of common stock, consisting of 11,728,600 shares of Class A Common Stock and 21,570,288 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 10,500,000 shares of Common Stock sold in the Offerings and 11,070,288 shares of Common Stock not sold in the Offerings will be freely tradeable without restriction under the Securities Act, unless subsequently acquired by "affiliates" of the Company as that term is defined in Rule 144. Substantially all the 11,728,600 shares of Class A Common Stock outstanding upon completion of the Offerings will be owned by "affiliates" within the meaning of Rule 144.

  In general, under Rule 144 as currently in effect, an "affiliate" is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (332,989 shares immediately after completion of the Offerings) or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of such sale is given, provided certain manner of sale and notice requirements as to the availability of current public information are satisfied (which requirements as to the availability of current public information is currently satisfied). Under Rule 144(k), a person who is not deemed an "affiliate" of the Company at any time during the three months preceding a sale by such person, and who has beneficially owned shares of Common Stock that were not acquired from the Company or an "affiliate" of the Company within the previous three years, would be entitled to sell such shares without regard to volume limitations, manner of sale provisions, notification requirements or the availability of current public information concerning the Company. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such issuer.

  In connection with the Acquisition, Foods received 7,554,406 Shares of Common Stock (which may be increased as a result of certain post-closing adjustments). The ability of Foods to dispose of such shares is restricted pursuant to the terms of the Shareholder Agreement. Upon consummation of the Offerings, Apollo Ski Partners will own 11,609,086 shares of Class A Common Stock. Pursuant to the Shareholder Agreement, each of Foods and Apollo have certain demand and piggyback registration rights. See "Acquisition-- Shareholder Agreement." Of the shares owned by Apollo Ski Partners, 200,000 of such shares are subject to an option granted to Thomas H. Lee to purchase such shares.

  The Company and each of its officers, directors and the Selling Stockholders have agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose (or announce any offer, sale, contract of sale, pledge, or other disposition) of any shares of Common Stock or other shares of capital stock of the Company or securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, shares of Common Stock or other shares of capital stock of the Company or any interest in the Common Stock (including derivative interests), without the prior written consent of Bear Stearns, for a period of 180 days from the date of this Prospectus. The foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or pledging shares under certain circumstances or prohibit the Company from issuing options or shares pursuant to its stock option plans.

  Prior to the Offerings there has been no public market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial numbers of shares in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through a sale of its equity securities.

CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS OF
                                 COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder that, for United States federal tax purposes, is not a "United States person" (a "Non-United States Holder"). For purposes of this discussion, a "Non-United States Holder" is any holder that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Internal Revenue Code. This discussion does not address all United States federal income and estate tax considerations that may be relevant to a Non-United States Holder in light of its particular circumstances or to certain Non-United States Holders that may be subject to special treatment under United States federal tax laws. Furthermore, this section does not discuss any aspects of foreign, state or local taxation. This discussion is based on current provisions of the Internal Revenue Code, existing Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Each prospective Non-United States Holder is advised to consult its tax advisor with respect to the tax consequences of owning and disposing of Common Stock.

DIVIDENDS

  Dividends paid with respect to the Common Stock to a Non-United States Holder generally will be subject to withholding of United States federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) unless the dividend is effectively connected with the conduct of a trade or business of the Non-United States Holder within the United States, in which case the dividend will be taxed at ordinary federal income tax rates. In the case of a Non-United States Holder which is a corporation, such effectively connected income may also be subject to a branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States, or deemed repatriation, of effectively connected earnings and profits). Non-United States Holders should consult any applicable tax treaties which may provide for a lower rate of withholding or other rules different than those described herein. Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country (absent actual knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the United States Treasury regulations, for purposes of determining the applicability of a tax treaty. However, under proposed United States Treasury regulations, a non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements; these regulations are proposed to be effective for dividends paid after December 31, 1997.

SALE OR DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized on the sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-United States Holder in the United States; (ii) in the case of a Non-United States Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and either (a) has a "tax home" for United States federal income tax purposes in the United States or
(b) has an office or other fixed place of business in the United States to which the gain is attributable; (iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain United States expatriates; or (iv) the Company is or has been during certain periods a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes and, if the Common Stock is regularly traded on an established securities market, the Non-United States Holder owned, actually or constructively, in excess of 5% of the fair market value of the Common Stock at any time during the preceding five-year period.

  A corporation is generally a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business at any time during the five-year period ending on the date of disposition, or the period in which the holder has owned the stock, whichever is shorter (the "Required Holding Period"). A non-United States Holder would generally not be subject to tax on gain from a sale or other disposition of Common Stock by reason of the Company being deemed to have USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs, provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during the Required Holding Period (a "5% holder"). While not free from doubt, the Company believes that the Common Stock should be treated as regularly traded.

  If the Company is or has been a USRPHC within the Required Holding Period, and if a Non-United States Holder is a 5% holder (as described in the preceding paragraph), such non-United States Holder of Common Stock will be subject to United States federal income tax at regular graduated rates ("FIRPTA tax") on gain recognized on a sale or other disposition of such Common Stock. In addition, if the Company is or has been a USRPHC within the Required Holding Period and if the Common Stock is not treated as regularly traded, a non-United States Holder (without regard to its ownership percentage) is subject to withholding in respect of FIRPTA tax at a rate of 10% of the amount realized on sale or other disposition of Common Stock and may be further subject to FIRPTA tax in excess of the amounts withheld. Any amount withheld pursuant to such withholding tax is creditable against such non-United States Holder's United States federal income tax liability.

  The Company does not believe that it is a USRPHC as of the date of this Prospectus. The Company has not received an appraisal with respect to the Acquired Resorts and therefore cannot make such conclusion with certainty and there can be no assurance that the IRS will not challenge such conclusion. Non-United States Holders accordingly should consider the risk that the Company is, or will become, a USRPHC, in which event gain on sale or disposition of Common Stock will be subject to FIRPTA tax if (i) the Common Stock is not treated as regularly traded (in which event the 10% withholding tax also will be imposed) or (ii) even if the Common Stock is regularly traded, a Non-United States Holder is a 5% holder.

  Gain realized upon disposition of Common Stock that is effectively connected with the conduct by the Non-United States Holder of a trade of business within the United States is subject to United States federal income tax on the same basis as United States persons generally (and, generally, with respect to corporate holders, the branch profits tax) but will not be subject to withholding.

  Non-United States Holders should consult applicable tax treaties, which may result in United States Federal income tax treatment on the sale or other disposition of Common Stock different from that described above.

BACKUP WITHHOLDING AND REPORTING REQUIREMENTS

  Generally, the Company must report annually to the IRS and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-United States Holder's country of residence.

  United States backup withholding tax will generally not apply to dividends paid on Common Stock to a Non-United States Holder at an address outside the United States. Upon the sale of Common Stock by a Non-United States Holder to or through a United States office of a broker, the broker must withhold tax at a rate of 31% and report the sale to the IRS unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting (but not backup withholding) applies upon the sale of Common Stock by a Non-United States Holder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, unless the broker has documentary evidence in its files that the seller is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Proposed Treasury Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which Non-United States Holders would be subject to backup withholding in the absence of required certifications.

  Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-United States Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will be included in such individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  The underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Bear, Stearns & Co. Inc., Furman Selz LLC, Goldman, Sachs & Co., Salomon Brothers Inc, Schroder Wertheim & Co. Incorporated and Smith Barney Inc. are acting as representatives, have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the U.S. Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-2 of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the aggregate number of U.S. Shares set forth opposite their respective names below.

                                                                     NUMBER OF
      NAME OF U.S. UNDERWRITER                                      U.S. SHARES
      ------------------------                                      -----------
        Bear, Stearns & Co. Inc. ...............................
        Furman Selz LLC.........................................
        Goldman, Sachs & Co. ...................................
        Salomon Brothers Inc....................................
        Schroder Wertheim & Co. Incorporated....................
        Smith Barney Inc. ......................................
                                                                     ---------
            Total...............................................     8,400,000
                                                                     =========

  The Managers of the concurrent International Offering named below (the "Managers"), for whom Bear, Stearns International Limited, Furman Selz LLC, Goldman Sachs International, J. Henry Schroder & Co. Limited, Salomon Brothers International Limited and Smith Barney Inc. are acting as lead Managers, have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the International Underwriting Agreement (the form of which has been filed as an exhibit to the Registration Statement on Form S-2 of which this Prospectus is a part), to purchase from the Company and the Selling Stockholders the aggregate number of International Shares set forth opposite their respective names below.

                                                                NUMBER OF
            NAME OF MANAGER                                INTERNATIONAL SHARES
            ---------------                                --------------------
      Bear, Stearns International Limited.................
      Furman Selz LLC.....................................
      Goldman Sachs International.........................
      J. Henry Schroder & Co. Limited.....................
      Salomon Brothers International Limited..............
      Smith Barney Inc. ..................................
                                                                ---------
          Total...........................................      2,100,000
                                                                =========

  The nature of the respective obligations of the U.S. Underwriters and the Managers is such that all of the U.S. Shares and all of the International Shares must be purchased if any are purchased. Those obligations are subject, however, to various conditions, including the approval of certain matters by counsel. The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect of such liabilities.

  The Company and the Selling Stockholders have been advised that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada and the Managers propose to offer the International Shares outside the United States and Canada, initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price
less a concession not to exceed $    per share; that the U.S. Underwriters and
the Managers may allow, and such selected dealers may reallow, a concession to
certain other dealers not to exceed $    per share; and that after the
commencement of the Offerings, the public offering price and the concessions may be changed.

  The Selling Stockholders have granted the U.S. Underwriters and the Managers options to purchase in the aggregate up to 1,575,000 additional shares of Common Stock solely to cover over-allotments, if any. The options may be exercised in whole or in part at any time within 30 days after the date of this Prospectus. To the extent options are exercised, the U.S. Underwriters and the Managers will be severally committed, subject to certain conditions, to purchase the additional shares of Common Stock in proportion to their respective commitments as indicated in the preceding tables.

  Pursuant to an agreement between the U.S. Underwriters and the Managers (the "Agreement Between"), each U.S. Underwriter has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any U.S. Shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any U.S. Shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person or a dealer who similarly agrees. Similarly, pursuant to the Agreement Between, each Manager has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, (a) it is not purchasing any of the International Shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of the International Shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person or to a dealer who does not similarly agree. As used herein, "U.S. or Canadian Person" means any individual who is a resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or any other entity under or governed by the laws of the United States or Canada or of any political subdivision thereof (other than the foreign branch of any U.S. or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of such income, and any United States or Canadian branch of a person other than a U.S. or Canadian Person; "United States" means the United States of America (including the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for the Common Stock being sold by the U.S. Underwriters and the Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent that there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount specified on the cover page of this Prospectus.

  Each Manager has represented and agreed that (a) it has not offered or sold, and will not offer or sell, in the United Kingdom by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 of Great Britain),
(b) it has complied and will comply with applicable provisions of the Financial Services Act 1996 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom and (c) it has only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any documents received by it in connection with the issue of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or in other circumstances exempted from the restrictions on advertising in the Financial Services Act 1986.

  Purchasers of the International Shares offered in the International Offering may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

  Subject to certain exceptions, the Company and each of its officers, directors and the Selling Stockholders have agreed not to, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose (or announce any offer, sale, contract of sale, pledge or other disposition) of any shares of

Common Stock or other shares of capital stock of the Company or securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, shares of Common Stock or other shares of capital stock of the Company or any interest in the Common Stock (including derivative interests), without the prior written consent of Bear Stearns, for a period of 180 days from the date of this Prospectus. The foregoing does not prohibit the Selling Stockholders from selling shares subject to the Underwriters' over-allotment option or pledging shares under certain circumstances or prohibit the Company from issuing options of shares pursuant to its stock option plans.

  At the Company's request, the U.S. Underwriters have reserved up to 250,000 shares of Common Stock (the "Directed Shares") for sale at the public offering price (less the underwriting discounts and commissions) to approximately persons who are directors, officers or employees of, or otherwise associated with, the Company and who have advised the Company of their desire to participate in its future growth. Each purchaser of Directed Shares will be required to agree to restrictions on resale similar to those described in the immediately preceding paragraph. However, the U.S. Underwriters and the Managers are not obligated to sell any shares to any such persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the U.S. Underwriters on the same basis as all other shares offered hereby.

  Prior to the Offerings, there has been no public market for the Company's Common Stock. Consequently, the initial public offering price will be determined through negotiations among the Company, the representatives of the U.S. Underwriters and the Managers. Among the factors to be considered in making such determination will be the Company's financial and operating history and condition, its prospects and prospects for the industry in which it does business in general, the management of the Company, prevailing equity market conditions and the demand for securities considered comparable to those of the Company.

  Bear Stearns has in the past provided, and may in the future provide, investment banking services for Apollo Advisors and its affiliates. Bear Stearns served as financial advisor to Vail Resorts in connection with the Acquisition and received customary fees for such services. Salomon Brothers Inc served as financial advisor to Foods in connection with the Acquisition and received customary fees for such services.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company or the Selling Stockholders prepare and file a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Confirmations of the acceptance of offers to purchase shares of Common Stock will be sent to Canadian residents to whom this Prospectus has been sent and who have not withdrawn their offers to purchase prior to the issuance of such confirmations. Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable Canadian provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, (iii) such purchaser has reviewed the text above under "Notice to Canadian Residents-- Resale Restrictions", (iv) if such purchaser is located in Manitoba, such purchaser is not an individual and is purchasing for investment only and not with a view to resale or distribution, (v) if such purchaser is located in Ontario, a dealer registered as an international dealer in Ontario may sell shares of Common Stock to such purchaser, and (vi) if such purchaser is located in Quebec, such purchaser is a "sophisticated purchaser" within the meaning of Section 43 of the Securities Act (Quebec).

TAXATION

  Canadian purchasers should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

ENFORCEMENT OF LEGAL RIGHTS

  The Company is incorporated under the laws of the State of Delaware. All or substantially all of the directors and officers of the Company reside outside Canada and all or substantially all of the assets of the Company are located outside Canada. As a result, it may not be possible for Canadian investors to effect service of process within Canada upon the Company or to enforce against the Company in Canada judgements obtained in Canadian courts that are predicated upon the contractual rights of action, if any, granted to certain purchasers by the Company. It may also not be possible for investors to enforce against the Company in the United States judgements obtained in Canadian courts.

  Furthermore, although the requirement for an issuer to provide to certain purchasers the contractual right of action for damages and/or rescission described below is consistent with contractual considerations associated with a private placement which constitutes a primary distribution of the issuer's securities by the issuer, an investor may not be able to enforce a contractual right of action for rescission against the issuer whom the offer or sale of the issue's securities is a secondary distribution being made by a third party such as the sale of the Common Stock by the Selling Stockholders.

NOTICE TO ONTARIO RESIDENTS

  The securities being offered hereby are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

  All the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against the Company or such persons in Canada or to enforce a judgement obtained in Canadian courts against the Company or persons outside of Canada.

  The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the regulations thereunder and reference is made thereto for the complete text of such provisions. Such provisions may contain limitations and statutory defences on which the Company may rely.

  The rights discussed above are in addition to and without derogation from any other right or remedy which investors may have at law.

LANGUAGE OF DOCUMENTS

  All Canadian purchasers of shares of Common Stock acknowledge that all documents evidencing or relating in any way to the sale of such shares will be drawn in the English language only. Tous les acheteurs canadiens d'actions ordinaires reconnaissent par les presentes que c'est a leur volonte expresse que tous les documents faisant foi ou se rapportant de quelque maniere a la vente des actions ordinaires soient rediges en anglais seulement.

                                 LEGAL MATTERS

  Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York, and Brownstein Hyatt Farber & Strickland, P.C., Denver, Colorado, and for the Underwriters by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

  The consolidated financial statements of Vail Resorts, Inc. at September 30, 1996 and September 30, 1995 and for each of the three years in the period ended September 30, 1996 included in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

  The consolidated statements of income, stockholder's equity, and cash flows for the period from October 4, 1993 through August 31, 1994 of Packerland Packing Company, Inc. have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are referred to herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The consolidated financial statements of Ralston Resorts, Inc. as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the information requirements of the Exchange Act, and, in accordance therewith, files reports and other information with the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof as well as such reports and other information filed by the Company, which may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed rates. The Commission also maintains a Web site at http://www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock will be listed on The New York Stock Exchange, and such reports, proxy statements, and other information can also be inspected and copied at the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                               VAIL RESORTS, INC.

Report of Independent Public Accountants.................................... F-2
Report of Ernst & Young LLP Independent Auditors ........................... F-3
Consolidated Balance Sheets................................................. F-4
Consolidated Statements of Operations....................................... F-5
Consolidated Statements of Stockholders' Equity............................. F-6
Consolidated Statements of Cash Flows....................................... F-7
Notes to Consolidated Financial Statements.................................. F-8

                     RALSTON RESORTS, INC. AND SUBSIDIARIES

Report of Independent Accountants.......................................... F-22
Consolidated Balance Sheet................................................. F-23
Consolidated Statement of Operations....................................... F-24
Consolidated Statement of Changes in Stockholder's Equity.................. F-25
Consolidated Statement of Cash Flows....................................... F-26
Notes to Consolidated Financial Statements................................. F-27

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Vail Resorts, Inc.:

  We have audited the accompanying consolidated balance sheets of VAIL RESORTS, INC. formerly known as Gillett Holdings, Inc. (see Note 1) (a Delaware corporation) and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Packerland Packing Company, Inc. ("Packerland"), a wholly owned subsidiary of Vail Resorts, Inc.; 100% of the stock of Packerland was sold on August 31, 1994. The net revenues of Packerland included in the consolidated statements of operations for the year ended September 30, 1994 were $630,928,000. The accompanying consolidated statements of operations for the year ended September 30, 1994 present the operations of Packerland as discontinued (see Note 3). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Packerland, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

  In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vail Resorts, Inc. and subsidiaries as of September 30, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Denver, Colorado,
  October 31, 1996

               REPORT OF ERNST & YOUNG LLP INDEPENDENT AUDITORS

The Board of Directors
Packerland Packing Company, Inc.

  We have audited the consolidated statements of income, stockholder's equity and cash flows for the period from October 4, 1993 through August 31, 1994, of Packerland Packing Company, Inc. (the Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of the Company's operations and its cash flows for the period from October 4, 1993 through August 31, 1994, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Milwaukee, Wisconsin
October 7, 1994

                               VAIL RESORTS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                    SEPTEMBER 30, SEPTEMBER 30,
                                                        1995          1996
                                                    ------------- -------------
                      ASSETS
Current assets:
  Cash and cash equivalents........................   $ 47,534      $ 12,712
  Receivables......................................      5,135         5,741
  Inventories......................................      4,221         4,639
  Deferred income taxes (Note 8)...................      9,500        17,200
  Other current assets.............................      3,716         5,490
                                                      --------      --------
    Total current assets...........................     70,106        45,782
Property, plant, and equipment, net (Note 6).......    205,151       192,669
Real estate held for sale..........................     54,858        88,665
Deferred charges and other assets..................      6,106        10,440
Intangible assets (Note 6).........................     93,407        85,056
                                                      --------      --------
    Total assets...................................   $429,628      $422,612
                                                      ========      ========
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses (Note 6)...   $ 37,419      $ 48,096
  Income taxes payable (Note 8)....................         81           325
  Rights payable to stockholders (Note 10).........        --         50,513
  Long-term debt due within one year (Notes 1 and
   5)..............................................         63            63
                                                      --------      --------
    Total current liabilities......................     37,563        98,997
Long-term debt (Note 5)............................    191,250       144,687
Other long-term liabilities........................      3,821        15,521
Deferred income taxes (Note 8).....................     29,300        39,500
Commitments and contingencies (Notes 1, 3, 10, and
 12)
Stockholders' equity (Notes 1, 12 and 13):
  Preferred stock, $.01 par value 25,000,000 shares
   authorized, no shares issued and outstanding....        --            --
  Common stock--
   Class A common stock, $.01 par value, 20,000,000
    shares authorized, 12,817,692 and 12,426,220
    shares issued and outstanding as of
    September 30, 1995 and 1996, respectively......        128           124
   Common Stock, $.01 par value, 80,000,000 shares
    authorized, 6,943,984 and 7,573,780 shares
    issued and outstanding as of September 30, 1995
    and 1996, respectively.........................         70            76
  Additional paid-in capital.......................    135,561       123,707
  Retained earnings................................     31,935           --
                                                      --------      --------
    Total stockholders' equity.....................    167,694       123,907
                                                      --------      --------
    Total liabilities and stockholders' equity.....   $429,628      $422,612
                                                      ========      ========

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                               VAIL RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                          YEAR          YEAR          YEAR
                                          ENDED         ENDED         ENDED
                                      SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                                          1994          1995          1996
                                      ------------- ------------- -------------
Net revenues:
 Resort.............................   $   124,982   $   126,349   $   140,288
 Real estate........................        22,203        16,526        48,655
                                       -----------   -----------   -----------
 Total net revenues.................       147,185       142,875       188,943
Operating expenses:
 Resort.............................        78,365        82,305        89,890
 Real estate........................        20,341        14,983        40,801
 Corporate expense..................         7,160         6,701        12,698
 Depreciation and amortization......        17,186        17,968        18,148
                                       -----------   -----------   -----------
 Total operating expenses...........       123,052       121,957       161,537
                                       -----------   -----------   -----------
Operating income from continuing op-
 erations...........................        24,133        20,918        27,406
Other income (expense):
 Investment income..................         1,523         3,295           586
 Interest expense ..................       (22,468)      (19,498)      (14,904)
 Gain (loss) on disposal of fixed
  assets............................           128          (849)       (2,630)
 Other (Notes 9 and 10).............          (598)        3,291        (1,500)
                                       -----------   -----------   -----------
Income from continuing operations
 before income taxes................         2,718         7,157         8,958
Provision for income taxes (Note
 8).................................        (1,957)       (3,875)       (4,223)
                                       -----------   -----------   -----------
Income from continuing operations...           761         3,282         4,735
Income from discontinued operations,
 net of applicable income tax provi-
 sion of $4,206 for the year ended
 September 30, 1994 (Notes 3 and
 9).................................         7,058           --            --
Gain on disposal of subsidiaries op-
 erating in discontinued segments,
 net of applicable income tax provi-
 sion of $13,357 for the year ended
 September 30, 1994 (Notes 3 and
 9).................................        20,963           --            --
                                       -----------   -----------   -----------
Net income..........................   $    28,782   $     3,282   $     4,735
                                       ===========   ===========   ===========
Earnings per common share (Note 2):
 Income from continuing operations..   $       .04   $       .16   $       .22
 Income from discontinued
  operations........................           .35           --            --
 Gain on disposal of subsidiaries
  operating in discontinued
  segments..........................          1.03           --            --
                                       -----------   -----------   -----------
 Net income.........................   $      1.42   $       .16   $       .22
                                       ===========   ===========   ===========
 Weighted average shares
  outstanding.......................    20,433,156    20,582,776    21,455,352
                                       ===========   ===========   ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                               VAIL RESORTS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                       COMMON STOCK
                          ---------------------------------------
                                      SHARES                      ADDITIONAL RETAINED      TOTAL
                          --------------------------------         PAID-IN   EARNINGS  STOCKHOLDERS'
                           CLASS A     COMMON     TOTAL    AMOUNT  CAPITAL   (DEFICIT)    EQUITY
                          ----------  --------- ---------- ------ ---------- --------- -------------
Balance, September 30,
 1993...................  14,781,606  4,503,418 19,285,024  $192   $131,910   $  (129)   $131,973
Net income for the year
 ended
 September 30, 1994.....         --         --         --    --         --     28,782      28,782
Shares issued pursuant
 to stock grants (Note
 12)....................         --     238,326    238,326     4      1,735       --        1,739
Shares of Class A Common
 Stock converted to
 Common Stock (Note
 13)....................    (532,192)   532,192        --    --         --        --          --
                          ----------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1994...................  14,249,414  5,273,936 19,523,350   196    133,645    28,653     162,494
Net income for the year
 ended
 September 30, 1995.....         --         --         --    --         --      3,282       3,282
Shares issued pursuant
 to stock grants (Note
 12)....................         --     238,326    238,326     2      1,916       --        1,918
Shares of Class A Common
 Stock converted to
 Common Stock (Note
 13)....................  (1,431,722) 1,431,722        --    --         --        --          --
                          ----------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1995...................  12,817,692  6,943,984 19,761,676   198    135,561    31,935     167,694
Net income for the year
 ended
 September 30, 1996.....         --         --         --    --         --      4,735       4,735
Shares issued pursuant
 to stock grants (Note
 12)....................         --     238,324    238,234     2      1,989       --        1,991
Rights payable to
 stockholders...........         --         --         --    --     (13,843)  (36,670)    (50,513)
Shares of Class A Common
 Stock converted to
 Common Stock (Note
 13)....................    (391,472)   391,472        --    --         --        --          --
                          ----------  --------- ----------  ----   --------   -------    --------
Balance, September 30,
 1996...................  12,426,220  7,573,780 20,000,000  $200   $123,707   $   --     $123,907
                          ==========  ========= ==========  ====   ========   =======    ========

  The accompanying notes to consolidated financial statements are an integral part of these statements

                               VAIL RESORTS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                          YEAR          YEAR          YEAR
                                          ENDED         ENDED         ENDED
                                      SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                                          1994          1995          1996
                                      ------------- ------------- -------------
Cash flows from operating activi-
 ties:
 Net income.........................     $28,782      $  3,282      $  4,735
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
 Depreciation and amortization......      18,223        17,968        18,148
 Deferred compensation payments in
  excess of expense.................      (1,257)       (1,325)         (814)
 Noncash cost of real estate
  sales.............................      13,817         9,208        32,394
 Noncash compensation related to
  stock grants (Note 12)............       1,633         1,633            25
 Noncash compensation related to
  exercise of stock options.........         --            --          1,915
 Gain on disposal of subsidiaries
  (Notes 3 and 9)...................     (34,320)          --            --
 Bond discount amortized............         548           --            --
 Deferred financing costs amor-
  tized.............................         504           237           247
 Loss (gain) on disposal of fixed
  assets............................        (128)          849         2,630
 Deferred real estate revenue.......       1,535         1,500           --
 Deferred income taxes (Note 8).....      16,000         2,900         2,500
 Cash received on termination of
  pension plan (Note 7).............         500           --            --
Changes in assets and liabilities:
 Accounts receivable, net...........       6,153          (349)         (606)
 Inventories........................        (455)       (1,236)         (418)
 Accounts payable and accrued ex-
  penses............................       2,742        10,141         9,551
 Other assets and liabilities.......       1,830        (3,704)       (3,866)
                                         -------      --------      --------
   Net cash provided by operating
    activities......................      56,107        41,104        66,441
Cash flows from investing activi-
 ties:
 Resort capital expenditures........     (17,414)      (20,320)      (13,912)
 Investments in real estate.........     (22,686)      (22,477)      (40,604)
 Cash payments from GHTV (Note 1)...      39,097           --            --
 Cash balances of GHTV acquired.....       3,145           --            --
 Net cash proceeds from sale of
  Packerland (Note 3)...............      56,260           --            --
 Cash balances of Packerland sold...      (7,853)          --            --
 Purchase of Arrowhead (Note 4).....     (30,919)          --            --
 Investment in joint venture........      (2,978)         (400)         (200)
 Other..............................        (363)          953           --
                                         -------      --------      --------
   Net cash provided by (used in)
    investing activities............      16,289       (42,244)      (54,716)
Cash flows from financing activi-
 ties:
 Proceeds from borrowings under
  long-term debt....................      69,360       253,400        84,000
 Payments on long-term debt.........     (94,820)     (287,741)     (130,547)
 Payment of reorganization items,
  financing costs and other.........      (1,422)          --            --
                                         -------      --------      --------
   Net cash used in financing activ-
    ities...........................     (26,882)      (34,341)      (46,547)
                                         -------      --------      --------
Net increase (decrease) in cash and
 cash equivalents...................      45,514       (35,481)      (34,822)
Cash and cash equivalents:
 Beginning of period................      37,501        83,015        47,534
                                         -------      --------      --------
 End of period......................     $83,015      $ 47,534      $ 12,712
                                         =======      ========      ========
Cash paid for interest included as a
 use of cash in operating
 activities.........................     $27,182      $ 13,852      $ 21,880
                                         =======      ========      ========

The accompanying notes to consolidated financial statementsare an integral part of these statements

                              VAIL RESORTS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

  Vail Resorts, Inc. ("VRI"), formerly known as Gillett Holdings, Inc., is organized as a holding company and operates through various subsidiaries. VRI and its subsidiaries (collectively, the "Company") currently operate in two business segments, ski resorts and real estate development. Vail Associates, Inc. and its subsidiaries (collectively, "Vail Associates") operate one of the world's largest skiing facilities on Vail Mountain and Beaver Creek Mountain in Colorado and have related real estate operations. The ski resorts are operated on United States Forest Service land under Term Special Use Permits expiring in 2031 for Vail Mountain and 2006 for Beaver Creek Mountain. Vail Associates Real Estate Group ("VAREG") is a wholly-owned subsidiary of Vail Associates, Inc. and conducts the Company's real estate development activities. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in joint ventures are accounted for under the equity method. All significant intercompany transactions have been eliminated.

  On June 6, 1996, the Company filed a Registration Statement on Form S-2 for an initial public offering ("Offering"). The Company plans to raise $100 million in the Offering with certain selling stockholders raising an additional $100 million. The consummation of the Offering is contingent upon the closing of the acquisition of Ralston Resorts, Inc. under a stock purchase agreement dated July 22, 1996 (see Note 4).

  The Company previously owned subsidiaries which were engaged in the beef products and communications businesses. Packerland Packing Company, Inc. and its subsidiaries (collectively, "Packerland") operated one of the largest "lean beef" slaughtering and packing operations in the United States. GHTV, Inc. and its subsidiaries (collectively, "GHTV") owned and operated various broadcast stations and other related businesses. In 1991, due to an inability to service debt incurred in connection with the acquisition of certain assets in the communications business, the Company and these subsidiaries filed for relief under Chapter 11 of the Bankruptcy Code. On October 8, 1992 (the "Effective Date"), the Company, Packerland and GHTV emerged from bankruptcy pursuant to a plan of reorganization (the "Plan") under which the beef products and communications businesses were to be sold.

  Packerland was sold on August 31, 1994. The results of its operations from October 1, 1993 through August 31, 1994, are included in income from discontinued operations in the consolidated statement of operations for the fiscal year ended September 30, 1994 (see Note 3).

  As of the Effective Date, the stock of GHTV was transferred by the Company to a trust (the "GHTV Trust") due to foreign investment in the Company as of the Effective Date and FCC regulations which prohibit foreign ownership of broadcast stations. The beneficial interest in the GHTV Trust was sold to an independent third party subject to the terms of a repurchase agreement between the Company and the third party whereby the Company could repurchase the beneficial interest in the GHTV Trust or the underlying GHTV stock at a later date. As of September 23, 1994, all of GHTV's communications subsidiaries had been sold. On September 30, 1994, the Company repurchased the stock of GHTV from the GHTV Trust. Upon the repurchase, GHTV became a wholly-owned subsidiary of the Company and accordingly, the consolidated balance sheets of the Company as of and subsequent to September 30, 1994 include the remaining assets and liabilities of GHTV.

  On the Effective Date, the Company held notes receivable from GHTV in the aggregate amount of $194.0 million (the "GHTV Subsidiary Notes"). GHTV made payments on the GHTV Subsidiary Notes with proceeds from the sales of its subsidiaries. Through September 30, 1994, GHTV made aggregate principal payments of $182.5 million to the Company. At September 30, 1994, the remaining principal amount receivable was written off by the Company concurrent with the write-off by GHTV of the remaining payable under the GHTV Subsidiary Notes recorded on its books. Since the Company was to be the ultimate recipient of substantially all gains or losses of GHTV through payments under the GHTV Subsidiary Notes, and its ability to repurchase the beneficial interest in GHTV, the operating results of GHTV have been included in the Company's consolidated statements of operations throughout the periods that the GHTV Stock was held by the GHTV Trust. Accordingly,

                              VAIL RESORTS, INC.

interest expense of GHTV related to the GHTV Subsidiary Notes was eliminated against the related interest income on the Company's books. This elimination of interest expense resulted in net income for GHTV, all of which was deferred and included as a component of the ultimate gain on the disposal of communications subsidiaries included in the consolidated statement of operations for the year ended September 30, 1994.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash and Cash Equivalents--The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

  Inventories--The Company's inventories consist primarily of purchased retail goods, food, and spare parts. Inventories are valued at the lower of cost, determined using the first-in, first-out (FIFO) method, or market.

  Property, Plant and Equipment--Property, plant and equipment is carried at cost net of accumulated depreciation. Depreciation is calculated generally on the straight-line method based on the following useful lives:

                                                                           YEARS
                                                                           -----
   Land improvements......................................................   40
   Buildings and terminals................................................   40
   Ski lifts..............................................................   15
   Ski trails.............................................................   20
   Machinery, equipment, furniture and fixtures........................... 3-12
   Automobiles and trucks.................................................  3-5

  Deferred Financing Costs--Costs incurred with the issuance of debt securities are included in deferred charges and other assets, net of accumulated amortization. Amortization is charged to income over the respective original lives of the applicable issues and is included as an other expense.

  Intangible Assets--"Reorganization Value in Excess of Amounts Allocable to Identifiable Assets" ("Excess Reorganization Value") represents the excess of the Company's reorganization value over the amounts allocated to the net tangible and other intangible assets of the Company as of the Effective Date (see Note 6). The Company amortizes Excess Reorganization Value over 20 years. The cost of other intangible assets with determinable lives is charged to operations based on their respective economic lives, which range from 7 to 40 years, using the straight line method.

  Long-lived Assets--The Company evaluates potential impairment of long-lived assets and long-lived assets to be disposed of in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 establishes procedures for review of recoverability, and measurement of impairment if necessary, of long-lived assets and certain identifiable intangibles held and used by an entity. SFAS No. 121 requires that those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less estimated selling costs. As of September 30, 1996, management believes that there has not been any impairment of the Company's long-lived assets or other identifiable intangibles.

                              VAIL RESORTS, INC.

  Revenue Recognition--Resort Revenue is recognized as services are performed. Revenues from real estate sales are accounted for as follows:

    A. Revenue is not recognized until title has been transferred.

    B. Revenue is deferred if the receivable is subject to subordination until such time as all costs have been recovered.

    C. Until the initial down payment and subsequent collection of principal and interest are by contract substantial, cash received from the buyer is reported as a deposit on the contract.

  The Company capitalizes as land held for sale the original acquisition cost (or appraised value as of the Effective Date), direct construction and development costs, property taxes, interest incurred on costs related to land under development, and other related costs (engineering, surveying, landscaping, etc.) until the property reaches its intended use. The cost of sales for individual parcels of real estate or condominium units within a project is determined using the relative sales value method. Selling expenses are charged against income in the period incurred. Interest capitalized on real estate development projects during fiscal years 1994, 1995 and 1996 totalled $0.8 million, $1.4 million and $2.2 million, respectively.

  Advertising Costs--Advertising costs are expensed the first time the advertising takes place. Advertising expense for the years ended September 30, 1994, 1995 and 1996 was $4.4 million, $6.3 million and $6.9 million, respectively. At September 30, 1995 and 1996, advertising costs of $1.2 million and $1.7 million were reported as assets in the Company's consolidated balance sheet.

  Income Taxes--The Company uses the liability method of accounting for income taxes as prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under SFAS No. 109, a deferred tax liability or asset is recognized for the effect of temporary differences between financial reporting and tax reporting.

  Earnings Per Share--Earnings (loss) per common share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect of stock grants, warrants and options (see Note 12).

  Fair Value of Financial Instruments--The recorded amounts for cash and cash equivalents, receivables, other current assets, and accounts payable and accrued expenses approximate fair value due to the short-term nature of these financial instruments. The fair value of amounts outstanding under the Company's Credit Facilities approximates book value due to the variable nature of the interest rate associated with that debt. The fair values of the Company's Senior Subordinated Notes and Industrial Development Bonds have been estimated using discounted cash flow analyses based on current borrowing rates for debt with similar maturities and ratings.

  The estimated fair values of the Senior Subordinated Notes and Industrial Development Bonds at September 30, 1996 are presented below:

                                                               CARRYING  FAIR
                                                                AMOUNT   VALUE
                                                               -------- -------
   Senior Subordinated Notes.................................. $62,647  $76,369
   Industrial Development Bonds............................... $37,903  $43,701

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications--Certain reclassifications have been made to the accompanying consolidated financial statements for the years ended September 30, 1994 and 1995 to conform to the current period presentation.

                              VAIL RESORTS, INC.

3. DISCONTINUED OPERATIONS

  On August 31, 1994, the Company sold 100% of the stock of Packerland to PPC Acquisition Co. ("PPC"), an entity owned in part by the existing management group of Packerland and the Company's former Chairman and Chief Executive Officer for net cash proceeds totaling approximately $56,260,000. The net gain resulting from this transaction of $10,678,000 is included in the gain on disposal of subsidiaries operating in discontinued segments for the year ended September 30, 1994, in the accompanying consolidated statements of operations. The Packerland portion of the gain on disposal of subsidiaries operating in discontinued segments included in the accompanying consolidated statement of cash flows for the year ended September 30, 1994 includes the net cash proceeds from the sale reduced by the net assets of Packerland as of August 31, 1994, and other costs associated with the transaction. The net revenues of Packerland included in the consolidated statements of operations were $630,928,000 for the year ended September 30, 1994.

  On September 23, 1994, GHTV sold substantially all of the assets of its remaining operating subsidiaries to an unaffiliated party for net cash proceeds totaling approximately $35,372,000. Following this sale, GHTV no longer had an ownership interest in subsidiaries engaged in the communications business. On September 30, 1994, the Company repurchased the stock of GHTV from the GHTV Trust (see Note 1). As discussed in Note 1, the GHTV net income following the elimination of interest expense was deferred until the remaining GHTV subsidiaries were sold and then included as a component of the net gain on the disposal of the related subsidiaries. The net gain resulting from these sales of $10,285,000 is included in the gain on disposal of subsidiaries operating in discontinued segments in the accompanying consolidated statements of operations for the year ended September 30, 1994.

  Corporate expense related to the communications segment has been classified as income from discontinued operations for the year ended September 30, 1994 based upon the corporate expenses directly attributable to GHTV in excess of the $250,000 expense reimbursement from GHTV during the year (see Note 9). Corporate expense related to Packerland has been classified as income from discontinued operations based upon the corporate expenses directly attributable to Packerland. Corporate expense classified as income from discontinued operations totaled $762,000 for the year ended September 30, 1994. Corporate interest expense has been allocated to income from discontinued operations based upon the ratio of the net assets of Packerland and GHTV to the consolidated net assets of the Company. Total corporate interest expense allocated to income from discontinued operations was $4,033,000 for the year ended September 30, 1994.

  Incentive payments to George N. Gillett Jr., the Company's former Chairman and Chief Executive Officer ("Mr. Gillett"), and certain other members of the Company's management related to the sales of Packerland and the GHTV subsidiaries totaling $1.3 million have been included as a component of the net gain on the disposal of subsidiaries operating in discontinued segments in the consolidated statement of operations for the year ended September 30, 1994.

  In connection with the sales of Packerland and the GHTV subsidiaries, the Company retained certain contingent liabilities that are customary for transactions of this nature. The Company does not anticipate that these contingencies will have a material effect on either future financial results or liquidity.

4. ACQUISITIONS

  On November 30, 1993, Vail Associates purchased substantially all of the assets of Arrowhead for approximately $31,000,000 in cash. These assets included (i) approximately 1,200 acres of land on Arrowhead Mountain, including 180 acres of skiable terrain, (ii) approximately 1,000 acres of undeveloped real estate on, at the base of and adjacent to Arrowhead Mountain and (iii) the rights to designate, and receive the proceeds from,

                              VAIL RESORTS, INC.

certain membership privileges to the Country Club of the Rockies ("CCR") golf club. Arrowhead is currently a year round resort which offers membership to CCR and skiing as amenities to home owners to promote real estate sales.

  On April 5, 1994, Vail Associates purchased SaddleRidge for approximately $10,400,000 in cash. SaddleRidge is a 12 unit townhouse project with an adjoining clubhouse. Vail Associates has sold eleven of the townhouse units and currently operates a restaurant and meeting facilities in the clubhouse.

  On July 22, 1996, the Company entered into a Stock Purchase Agreement ("Purchase Agreement") with Ralston Foods, Inc. and its wholly-owned subsidiary Ralston Resorts, Inc., pursuant to which the Company will acquire the capital stock of Ralston Resorts, Inc., the operator of the Breckenridge, Keystone and Arapahoe Basin ski resorts located in Summit County, Colorado (the "Acquisition"). Under the terms of the Purchase Agreement, the Company will assume and/or refinance $165 million of indebtedness of Ralston Resorts, Inc. and will issue approximately 7.6 million shares of Common Stock to Ralston Foods, Inc. The closing of the Acquisition is dependent upon various conditions, including obtaining financing to refinance the indebtedness assumed (see Note 5), the continuing accuracy of representations and warranties made by the parties to the Purchase Agreement, and the receipt of necessary government approvals including those required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

5. LONG-TERM DEBT

  Long-term debt as of September 30, 1995 and 1996 is summarized as follows (in thousands):

                                                     SEPTEMBER 30, SEPTEMBER 30,
                                                         1995          1996
                                                     ------------- -------------
Senior Subordinated Notes (a).......................   $117,147      $ 62,647
Industrial Development Bonds (b)....................     37,903        37,903
Credit Facilities (c)...............................     36,000        44,000
Other...............................................        263           200
                                                       --------      --------
                                                        191,313       144,750
  Less--current maturities..........................         63            63
                                                       --------      --------
                                                       $191,250      $144,687
                                                       ========      ========

(a) The Senior Subordinated Notes are unsecured, bear interest at 12 1/4% and mature on June 30, 2002. Interest is payable semi-annually on March 31 and September 30.
  The Company redeemed $30 million and $24.5 million principal amounts of Senior Subordinated Notes on December 11, 1995 and February 2, 1996, respectively, pursuant to the optional redemption provisions of the Senior Subordinated Note Indenture (the "Indenture"). Under these provisions, the Company was required to pay a call premium in the amount of 5% of the principal redeemed for each of these redemptions.
  The Company, pursuant to the covenants in the Indenture, may not incur additional indebtedness unless expressly permitted in the Indenture; make certain Restricted Payments (as defined in the Indenture); sell assets of the Company or its subsidiaries unless within the guidelines set forth in the Indenture; engage in certain transactions with affiliates; or make certain acquisitions in excess of specific limitations.

(b) The Company has $41.2 million of outstanding Industrial Development Bonds issued by Eagle County, Colorado which accrue interest at 8% per annum and mature on August 1, 2009. Interest is payable semi-annually on February 1 and August 1. The Company has provided the holder of these bonds a debt service reserve fund of $3.3 million, which has been netted against the principal amount for financial reporting purposes. The Industrial Development Bonds are secured by the stock of the subsidiaries of Vail Associates and the United States Forest Service permits.

                              VAIL RESORTS, INC.

(c) The Company's revolving line of credit provides for total availability of $135 million which is comprised of a $105 million revolver ("Facility A") and a $30 million revolver ("Facility B") (collectively, the "Credit Facilities"). The maximum availability under Facility A will be reduced to $80 million on March 31, 1999 with the remaining principal balance due on March 31, 2000. Facility A also requires that no more than $75 million be outstanding for a 30 day period each year. The maximum availability under Facility B will be reduced by $10 million on March 31, 1997, 1998 and 1999. The Credit Facilities are available for the seasonal working capital needs of the Company and for capital expenditures and other general corporate purposes, including the issuance of up to $50 million of letters of credit ("LOC"). Interest on outstanding advances under the Credit Facilities is payable monthly or quarterly at rates based upon either LIBOR plus a margin ranging from .75% to 2.0% (6.2% at September 30, 1996) or prime plus a margin of up to .25% (8.25% at September 30, 1996). These rates fluctuate depending on the ratio of funded debt to resort cash flow as defined in the Credit Facilities. The Company is also required to pay an unused commitment fee ranging from .25% to .375%. Of the $50 million of LOC availability, approximately $45 million will ultimately be used to credit enhance the Smith Creek Metropolitan District revenue bonds (see
    Note 10). As of September 30, 1996, the Company had $27.6 million of LOCs outstanding related to this credit enhancement and is using approximately $4.1 million of LOCs for other Vail Associates corporate purposes. Fees for LOCs outstanding are payable when LOCs are issued at rates ranging from .875% to 2.125%. Vail Associates is permitted under the Credit Facilities to make (i) quarterly dividend payments to the Company in the amount of net cash proceeds from real estate sales, (ii) annual dividend payments based upon annual excess cash flow excluding cash proceeds from real estate sales, and (iii) management fee payments not to exceed $3 million per year. Borrowings under the Credit Facilities are secured by the stock of the subsidiaries of Vail Associates and the permits granted by the United States Forest Service (see Note 1). Due to the long term nature of the Credit Facilities, all amounts outstanding are considered to be noncurrent liabilities.

    The Company has received a commitment from its lender, as agent, to provide financing for the Acquisition and the working capital needs of the Company upon the closing of the Acquisition ("New Credit Facilities"). The New Credit Facilities will provide for debt financing up to an aggregate principal amount of $340 million. The New Credit Facilities are comprised of (i) a $175 million Revolving Credit Facility ("Revolving Credit Facility"), (ii) a $115 million Tranche A Term Loan Facility ("Tranche A") and (iii) a $50 million Tranche B Term Loan Facility (together with the Tranche A, the "Term Loan Facilities"). The Term Loan Facilities will be used to refinance a portion of the $165 million of debt assumed in connection with the Acquisition. The Revolving Credit Facility matures on April 15, 2003. The minimum amortization under the Term Loan Facilities will be $11.5 million, $14.0 million, $19.0 million, $21.5 million, $26.5 million, $31.5 million, and $41 million during the fiscal years ending September 30, 1998, 1999, 2000, 2001, 2002, 2003, and 2004, respectively.
  The Company will also required to make mandatory amortization payments under the Term Loan Facilities with excess cash flow, proceeds from asset sales, and proceeds from equity and debt offerings.

  Aggregate maturities for debt outstanding are as follows (in thousands):

                                                                       AS OF
                                                                   SEPTEMBER 30,
                                                                       1996
                                                                   -------------
Due during year ending September 30:
  1997............................................................   $     63
  1998............................................................         63
  1999............................................................         63
  2000............................................................         11
  2001............................................................        --
  Thereafter......................................................    144,550
                                                                     --------
    Total debt....................................................   $144,750
                                                                     ========

                              VAIL RESORTS, INC.

6. SUPPLEMENTARY BALANCE SHEET INFORMATION (IN THOUSANDS)

  The composition of property, plant and equipment follows:

                                                     SEPTEMBER 30, SEPTEMBER 30,
                                                         1995          1996
                                                     ------------- -------------
Land and land improvements..........................   $ 70,172      $ 66,966
Buildings and terminals.............................     65,812        60,928
Machinery and equipment.............................     65,123        68,286
Automobiles and trucks..............................      2,847         3,729
Furniture and fixtures..............................     11,152        12,817
Construction in progress............................     17,421        15,118
                                                       --------      --------
                                                        232,527       227,844
Accumulated depreciation and amortization...........   ( 27,376)      (35,175)
                                                       --------      --------
                                                       $205,151      $192,669
                                                       ========      ========

  Depreciation expense for fiscal years 1994, 1995 and 1996 totaled $10.2 million, $11.3 million and $11.4 million, respectively.

  The composition of intangible assets follows:

                                                     SEPTEMBER 30, SEPTEMBER 30,
                                                         1995          1996
                                                     ------------- -------------
Trademarks..........................................   $ 41,096      $ 41,096
Other intangible assets.............................     33,489        32,639
Excess Reorganization Value (Note 2)................     38,494        37,702
                                                       --------      --------
                                                       $113,079      $111,415
Accumulated amortization............................    (19,672)      (26,381)
                                                       --------      --------
                                                       $ 93,407      $ 85,056
                                                       ========      ========

  The composition of accounts payable and accrued expenses follows:

                                                   SEPTEMBER 30, SEPTEMBER 30,
                                                       1995          1996
                                                   ------------- -------------
Trade payables....................................    $14,847       $28,263
Accrued interest..................................      8,092           869
Accrued salaries and wages........................      5,808         5,705
Current portion of option payment payable (see
 Note 10).........................................        --          1,629
Other accruals....................................      8,672        11,630
                                                      -------       -------
                                                      $37,419       $48,096
                                                      =======       =======

7. RETIREMENT AND PROFIT SHARING PLANS

  During 1992, a defined benefit pension plan covering employees of certain companies which have been sold was terminated. The accrued benefits for those plan participants became vested as of the date of sale, with no additional benefits to be accrued. In connection with the termination of the plan, a group annuity contract was purchased for settlement of substantially all remaining plan obligations. The Company received the final $500,000 of the total excess of the plan's assets over the cost of the annuity contract of $7.3 million during the year ended September 30, 1994.

                              VAIL RESORTS, INC.

  The Company maintains a defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code, for its employees. Employees are eligible to participate in the plan upon attaining the age of 21 and completing one year of employment with a minimum of 1,000 hours of service. Participants may contribute from 2% to 15% of their qualifying annual compensation up to the annual maximum specified by the Internal Revenue Code. The Company matches an amount equal to 50% of each participant's contribution up to 6% of a participant's annual qualifying compensation. The Company's matching contribution is entirely discretionary and may be reduced or eliminated at any time.

  Total profit sharing plan expense recognized by the Company for the years ended September 30, 1994, 1995 and 1996 was $784,000, $493,000 and $594,000,
respectively.

8. INCOME TAXES

  At October 8, 1992, the Company had net operating loss (NOL) carryforwards for federal income tax purposes of $575 million ("Effective Date NOLs"). Due to discharge of indebtedness income relating to the restructuring, these NOLs were reduced by $214 million. Pursuant to Section 382 of the Internal Revenue Code (IRC), due to the change in control of the Company as described in Note 1, the Company will be limited in its use of the NOLs which existed on the Effective Date. The Company will be able to use Effective Date NOLs to the extent of approximately $8 million per year in each of the 15 years subsequent to the Effective Date. In addition, the Company will be able to use Effective Date NOLs to the extent that built-in gains (excess of fair market value over tax basis at October 8, 1992) are recognized on asset sales which occur through October 8, 1997. Accordingly, at October 8, 1992 the financial statements reflect the benefit of the expected use of $120 million of Effective Date NOLs. As the likelihood is low that the Company will be able to recognize a significant portion of the remaining Effective Date NOLs, the accompanying financial statements and tables of deferred tax items below do not recognize any benefits related to the remaining Effective Date NOLs, except to the extent realized. To the extent any additional tax benefits from these Effective Date NOLs are recognized, there will be a reduction to the reorganization value in excess of amounts allocable to identifiable assets recorded at October 8, 1992. During the years ended September 30, 1994, 1995 and 1996, the Company recognized the benefit of Effective Date tax attributes which were recorded as reductions to the reorganization value in excess of amounts allocable to identifiable assets of $2,764,000, $278,000 and $814,000, respectively. At September 30, 1996, the Company has total federal NOL carryforwards of approximately $353 million for income tax purposes that expire in the years 2002 through 2008, $49 million of which are not subject to any Section 382 limitation.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of September 30, 1995 and 1996 are as follows (in thousands):

                             SEPTEMBER 30, 1995          SEPTEMBER 30, 1996
                         --------------------------- ---------------------------
                            CURRENT     NON-CURRENT     CURRENT     NON-CURRENT
                         ------------- ------------- ------------- -------------
                            ASSETS        ASSETS        ASSETS        ASSETS
                         (LIABILITIES) (LIABILITIES) (LIABILITIES) (LIABILITIES)
                         ------------- ------------- ------------- -------------
Fixed assets...........     $  --        $(41,578)      $            $(35,916)
Interest on notes......        216          1,822           211           773
Intangible assets......        --         (21,516)                    (19,928)
Deferred compensation..        124            270         3,018            63
NOL carryover..........      7,182         49,881        10,549        35,807
Valuation allowance....        --         (19,535)                    (22,544)
Minimum tax credit.....        --             595                       1,208
All other..............      1,978            761         3,422         1,037
                            ------       --------       -------      --------
  Net total............     $9,500       $(29,300)      $17,200      $(39,500)
                            ======       ========       =======      ========

                              VAIL RESORTS, INC.

  Significant components of the provision for income taxes from continuing operations are as follows (in thousands):

                                      YEAR ENDED    YEAR ENDED    YEAR ENDED
                                     SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                                         1994          1995          1996
                                     ------------- ------------- -------------
Current:
  Federal...........................    $  447        $  621        $1,502
  State.............................       235           354           221
                                        ------        ------        ------
    Total current...................       682           975         1,723
Deferred:
  Federal...........................       347         2,066         2,065
  State.............................       928           834           435
                                        ------        ------        ------
    Total deferred..................     1,275         2,900         2,500
                                        ------        ------        ------
                                        $1,957        $3,875        $4,223
                                        ======        ======        ======

  A reconciliation of the income tax provision from continuing operations and the amount computed by applying the U.S. federal statutory income tax rate to income from continuing operations before income taxes is as follows (in thousands):

                                      YEAR ENDED    YEAR ENDED    YEAR ENDED
                                     SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                                         1994          1995          1996
                                     ------------- ------------- -------------
At U.S. federal income tax rate.....    $  951        $2,505        $3,135
State income tax, net of federal
 benefit............................       270           714           426
Excess reorganization value amorti-
 zation.............................       754           727           773
Other...............................       (18)          (71)         (111)
                                        ------        ------        ------
                                        $1,957        $3,875        $4,223
                                        ======        ======        ======

9. RELATED PARTY TRANSACTIONS

  The Company provided administrative and other services to GHTV subsequent to the Effective Date pursuant to a Reimbursement Agreement between the Company and GHTV. Under the Reimbursement Agreement, GHTV reimbursed the Company for all costs incurred directly by the Company on behalf of GHTV, and for its allocated share of all Company corporate salaries and overhead expenses. In connection with the sale of a GHTV subsidiary on May 25, 1993, the Reimbursement Agreement was amended to limit the GHTV reimbursement to the Company to $250,000 per year. Accordingly, the Company received $250,000 of expense reimbursements related to the Reimbursement Agreement during the year ended September 30, 1994. As a result of the repurchase by the Company of the stock of GHTV (see Note 1), the Reimbursement Agreement was no longer in effect subsequent to September 30, 1994. During that year, the Company received an additional $760,000 from GHTV for its allocation of the costs of participating in certain of the Company's fringe benefit plans and in sharing the cost of master policies for business insurance coverage.

  Packerland utilized related companies for repair, maintenance and leasing of transportation equipment. Services totaling $881,000 were purchased from related parties during the year ended September 30, 1994. As a result of the sale of Packerland on August 31, 1994 (see Note 3), these costs were no longer incurred subsequent to that date.

                              VAIL RESORTS, INC.

  Corporate expense for each of the years end September 30, 1994, 1995 and 1996 includes an annual fee of $500,000 for management services provided by an affiliate of the majority holder of the Company's Common Stock. This fee is generally settled partially through use of the Company's facilities and partially in cash. At September 30, 1996, the Company's liability with respect to this arrangement was $319,000.

  The Game Creek Club (the "Club") is a private club located at the top of Vail Mountain which began operations during fiscal 1996. Club members have luncheon privileges at the Club's facilities during the ski season. The Company operates the Club under an agreement which requires the Club to reimburse the Company for any operating losses sustained on the Club's operations. At September 30, 1996, the Club owed the Company $1.0 million pursuant to this agreement.

  Vail Associates has effective control of the Beaver Creek Resort Company (Resort Company), a non-profit entity formed for the benefit of property owners in Beaver Creek. As of December 31, 1995, Vail Associates relinquished its right to appoint certain directors, however, as of September 30, 1996, Vail Associates still controls the Board. Vail Associates has a management agreement with the Resort Company, renewable for one-year periods, to provide management services on a fixed fee basis without any profit. In accordance with a cash flow agreement which is effective through 2000, Vail Associates will fund the cash needs of the Resort Company that are not otherwise met through the Resort Company's operations or borrowings. During fiscal years 1991 through 1996, the Resort Company was able to meet its operating requirements through its own operations. Management fees paid to the Company under its agreement with the Resort Company during fiscal years 1994, 1995 and 1996 totaled $5.8 million, $7.0 million and $5.5 million, respectively. Related amounts due the Company at September 30, 1995 and 1996 were $34,000 and $599,000, respectively.

  In 1991, the Company loaned to Andrew P. Daly, the Company's President, $300,000, $150,000 of which bears interest at 9% and the remainder of which is non-interest bearing. The principal sum plus accrued interest is due no later than one year following the termination, for any reason, of Mr. Daly's employment with the Company. The proceeds of the loan were used to finance the purchase and improvement of real property. The loan is secured by a deed of trust on such property.

  In 1995, Mr. Daly's spouse and James P. Thompson, President of VAREG, and his spouse received financial terms more favorable than those available to the general public in connection with their purchase of lots in the Bachelor Gulch development. Rather than payment of an earnest money deposit with the entire balance due in cash at closing, these contracts provide for no earnest money deposit with the entire purchase price (which was below fair market value) paid under promissory notes of $438,750 and $350,000 for Mr. Daly's spouse and Mr. and Mrs. Thompson, respectively, each secured by a first deed of trust and amortized over 25 years at 8% per annum interest, with a balloon payment due on the earlier of five years from the date of closing or one year from the date employment with the Company is terminated. The promissory notes will be executed upon the closings of the lot sales which are expected to occur in December 1996.

10. COMMITMENTS AND CONTINGENCIES

  As of September 30, 1996, the Company had entered into real estate contracts for the sale of certain real estate and related amenities for gross proceeds of approximately $106.9 million. The Company estimates that subsequent to September 30, 1996, it will incur additional selling, holding and infrastructure costs of $24.5 million in connection with the sale of the properties subject to those contracts. In addition, the Company expects that subsequent to September 30, 1996 it will make mountain improvements of $17.2 million (a portion of which will be completed in connection with the sale of the properties subject to the real estate contracts), which will consist primarily of a high speed quad chairlift, base area improvements and snowmaking and will benefit the properties subject to the real estate contracts as well as the Company's remaining real estate holdings

                              VAIL RESORTS, INC.

in Bachelor Gulch Village and Arrowhead. The Company has entered into repurchase agreements with certain developers who have purchased real estate from the Company to repurchase certain retail and residential space in the completed developments. At September 30, 1996, the Company has agreed to repurchase various retail and residential space for amounts totaling $10.9 million.

  On September 25, 1996, the Company declared a right to receive up to $2.44 per share of Common Stock (the "Rights") to all stockholders of record on October 11, 1996, with a maximum aggregate amount payable under the Rights of $50.5 million. The Company will make payments under the Rights only to the extent it receives sufficient gross proceeds under the real estate contracts referred to above to make such payments. The Company currently estimates payments under the Rights will be made in January and June 1997. Stockholders who purchase shares in the Company's anticipated Offering will not be entitled to any payments with respect to the Rights. In addition, the Company amended certain option agreements held by management of the Company to eliminate the right of option holders to receive any portion of the payments made under the Rights. In connection with such amendment, the Company accrued a payable to option holders of approximately $4.5 million. The related expense is included in corporate expense in the consolidated statement of operations for the year ended September 30, 1996.

  On July 9, 1996, the Company entered into a Standby Bond Purchase Agreement which could obligate the Company to purchase $10.1 million of Eagle Country Air Terminal Corporation Revenue Bonds if certain events occur. The Company entered into this agreement to facilitate construction of a new terminal to allow expanded air service to the Eagle County Airport.

  In June 1995, Vail Associates entered into an agreement with Cordillera Valley Club Investors Limited Partnership and Stag Gulch Partners to purchase 100 Cordillera Club memberships for resale to purchasers of residential lots. The obligation to purchase memberships is secured by a $2.2 million letter of credit. As of September 30, 1996, Vail Associates has paid $2.6 million in connection with this agreement and has resold memberships with a cost of $977,500 to purchasers of residential lots.

  In March 1995, the Smith Creek Metropolitan District ("SCMD") and the Bachelor Gulch Metropolitan District ("BGMD") were organized as quasi-municipal corporations and political subdivisions of the State of Colorado. The two districts will cooperate in the financing, construction and operation of basic public infrastructure serving the BGMD. SCMD was organized primarily to own, operate and maintain water, street, traffic and safety, transportation, fire protection, emergency medical, parks and recreation, television relay and translation, sanitation and certain other facilities and equipment of the BGMD. SCMD is comprised of approximately 150 acres of open space land owned by the Company and members of the Board of Directors of the SCMD. The BGMD is located adjacent to the SCMD and covers an area of approximately 1,250 acres of land in an unincorporated portion of Eagle County, Colorado between the Beaver Creek and Arrowhead ski mountains. All of the land in the BGMD has received final approval by Eagle County for development as two planned unit developments including various single family, two-family, cluster home and townhouse units and related uses. All of the land in the BGMD is currently owned by the Company. The Company has contracted to sell 94 single family lots, the closings of which are scheduled for December 1996 and May 1997. The Company is currently preparing to offer additional land for sale to persons, including builders, who may construct up to 600 units of various multi-family dwelling types over the next several years. Of the $50 million of letter of credit availability under the Company's Credit Facilities (see Note 5), approximately $45 million will ultimately be used to credit enhance the SCMD revenue bonds in order to secure the timely payment of principal and interest on the bonds. Currently, SCMD has issued $26 million of revenue bonds which have been credit enhanced with a $27.6 million letter of credit issued under the Credit Agreement. The SCMD bonds are variable rate bonds which mature on October 1, 2035. It is anticipated that as the Bachelor Gulch community expands, the BGMD will begin to become self supporting and that within 25 to 30 years will issue general obligation bonds, the

                              VAIL RESORTS, INC.

proceeds of which will be used to retire the SCMD revenue bonds. Until that time, the Company has agreed to subsidize the interest payments on the SCMD revenue bonds. During fiscal 1996, the subsidy totaled $505,000. The Company estimates that the aggregate undiscounted future interest subsidy until the revenue bonds are retired will approximate $40.1 million. The accompanying consolidated financial statements do not reflect this obligation.

  Under the Stock Purchase Agreement dated August 31, 1994 for the sale of Packerland, the Company has agreed to indemnify the purchasers of Packerland for payments made to settle environmental claims which existed at the sale date. A liability of $1.0 million related to these claims was recorded on the sale date. During fiscal 1996, the liability was increased by $725,000 on the basis of revised estimates of the maximum potential liability. That amount was included in other income (expense) in the consolidated financial statements. Under the indemnification provisions of the Stock Purchase Agreement, the Company is to be reimbursed for any insurance proceeds, any reimbursements received under various government programs or any recoveries from third parties for items reimbursable under the Stock Purchase Agreement. Management is unable to estimate the amounts or likelihood of any potential reimbursements at this time and, accordingly, the accompanying consolidated financial statements do not reflect any receivable for such reimbursements.

  As of the Effective Date, the Company's consolidated balance sheet included as a long-term liability an estimated potential obligation of $3 million related to a fundraising agreement between the Company and Mr. Gillett, and a medical research foundation located in Vail, Colorado. As of September 30, 1994, the liability had been reduced to $2.1 million on the basis of current estimates of the Company's maximum potential obligation. During the year ended September 30, 1995, the Company paid $500,000 related to this agreement. As of September 30, 1995, the Company believed that it had no further obligation to the medical research foundation and accordingly, other income (expense) in the consolidated statement of operations for the year ended September 30, 1995 included related income of $1.6 million. During the year ended September 30, 1996, the Company became aware that the medical research foundation believed that the Company still had a potential obligation related to this matter. On the basis of recent discussions between the parties to the agreement, the Company believes the maximum potential obligation is $1.2 million, the amount of which is included in accounts payable and accrued expenses in the consolidated balance sheet at September 30, 1996. A receivable of $600,000 from Mr. Gillett related to his contractual portion of the potential obligation, is included in other current assets at September 30, 1996. Other income (expense) for the year ended September 30, 1996 includes expense of $600,000 related to the Company's portion of the potential obligation.

  The Company has executed operating leases for the rental of office space, employee residential units, office equipment and snowcats though fiscal 2004. For the years ended September 30, 1996, 1995 and 1994, lease expense related to these agreements of $3.8 million, $3.8 million and $3.1 million, respectively, is included in the accompanying consolidated statements of operations.

  Future minimum lease payments under these leases as of September 30, 1996 are as follows:

Due during fiscal year ending September 30:
1997................................................................ $1,460,395
1998................................................................  1,030,937
1999................................................................  1,246,546
2000................................................................  1,110,696
2001................................................................  1,029,000
Thereafter..........................................................  2,486,750
                                                                     ----------
  Total............................................................. $8,364,324
                                                                     ==========

                              VAIL RESORTS, INC.

11. BUSINESS SEGMENTS

  As a result of the sale of Packerland on August 31, 1994 (see Note 3) and the sale of the remaining GHTV subsidiaries on September 23, 1994 (see Note
3), the Company now operates only in the Resorts and Real Estate segments. Segment information presented below excludes the Communications and Beef Products segments as their results were reported as discontinued during fiscal 1994 and they had no operations subsequent to fiscal 1994. Data by segment is as follows:

                                        YEAR ENDED    YEAR ENDED    YEAR ENDED
                                       SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30,
                                           1994          1995          1996
                                       ------------- ------------- -------------
Net revenues:
  Resorts.............................   $124,982      $126,349      $140,288
  Real Estate.........................     22,203        16,526        48,655
                                         --------      --------      --------
                                         $147,185      $142,875      $188,943
                                         ========      ========      ========
Income from operations:
  Resorts.............................   $ 29,431      $ 26,076      $ 32,250
  Real Estate.........................      1,862         1,543         7,854
  Corporate...........................     (7,160)       (6,701)      (12,698)
                                         --------      --------      --------
                                         $ 24,133      $ 20,918      $ 27,406
                                         ========      ========      ========
Depreciation and amortization:
  Resorts.............................   $ 17,186      $ 17,968      $ 18,148
  Real Estate.........................        --            --            --
                                         --------      --------      --------
                                         $ 17,186      $ 17,968      $ 18,148
                                         ========      ========      ========
Capital expenditures:
  Resorts.............................   $ 17,414      $ 20,320      $ 13,912
  Real Estate.........................     22,686        22,477        40,604
                                         --------      --------      --------
                                         $ 40,100      $ 42,797      $ 54,516
                                         ========      ========      ========
                                                     SEPTEMBER 30, SEPTEMBER 30,
                                                         1995          1996
                                                     ------------- -------------
Identifiable assets:
  Resorts.............................                 $205,151      $192,669
  Real Estate.........................                   54,858        88,665
                                                       --------      --------
                                                       $260,009      $281,334
                                                       ========      ========

12. STOCK GRANTS, OPTIONS AND WARRANTS

  Pursuant to an employment agreement as of the Effective Date, Mr. Gillett earned as additional performance-based compensation over the three year period ending on the third anniversary of the Effective Date, (i) 714,976 shares of Common Stock and (ii) warrants with an exercise price of $6.85 per share for an additional 408,164 shares of Common Stock. In addition, on the third anniversary of the Effective Date, Mr. Gillett earned as additional performance-based compensation long-term stock options with an exercise price of $11.84 per share, as of October 8, 1995, increasing 20% per year for 1,164,808 shares of Common Stock. These shares of Common Stock, warrants and long-term stock options have all been issued to Mr. Gillett.

  Effective September 30, 1996, Mr. Gillett resigned as Chairman of the Board, Chief Executive Officer, President and Director of the Company. Pursuant to the terms of an agreement dated October 11, 1996 between Mr. Gillett and the Company (the "Gillett Agreement"), Mr. Gillett (i) will receive his base salary (currently $1.7 million per annum) through October 7, 1997, (ii) exchanged the 1,164,808 long-term stock options for 336,318 shares of Common Stock and (iii) waived his right to the Distribution with respect to his 714,976 shares

                              VAIL RESORTS, INC.

of Common Stock and his warrants to purchase 408,164 shares of Common Stock in exchange for the payment of the exercise price on those warrants. In addition, the Company has agreed to pay Mr. Gillett's office expenses through December 31, 1996. Corporate expense for the fiscal year ended September 30, 1996 includes $2.1 million related to the base salary and office expenses of Mr. Gillett payable under the Gillett Agreement and $1.9 million in compensation expense related to Mr. Gillett's exchange of his long-term stock options.

  The Company has adopted a stock option plan pursuant to which options covering an aggregate of 2,045,510 shares of Common Stock may be issued to key employees, directors, consultants, and advisors of the Company or its subsidiaries. As of September 30, 1996, options covering 1,833,300 shares of Common Stock have been issued to various key executives of the Company. All of the options vest in equal installments over five years, with exercise prices ranging from $6.85 per share to $10.75 per share. As of September 30, 1996, 807,228 of these options were exercisable. None of the options issued under the stock option plan have been exercised. Under certain circumstances, the option plan provides for loans by the Company to employees, collateralized by such employees' vested options.

  In July 1996, the Company's Board of Directors approved a new stock option plan ("New Option Plan") under which 1,500,000 shares of Common Stock have been reserved for various stock and option awards.

  Effective July 29, 1996, the Company hired Adam Aron as Chairman and Chief Executive Officer. Pursuant to the terms of an employment agreement, approximately 37,500 shares of restricted stock and options to purchase 260,000 shares of Common Stock for $20.00 per share (subject to adjustment in certain circumstances) will be granted to Mr. Aron under the New Option Plan. The restricted shares and the options vest in equal increments over five years. Effective October 28, 1996, the Company hired James P. Donohue as Senior Vice President and Chief Financial Officer. Pursuant to the terms of an employment agreement with Mr. Donohue, approximately 12,000 shares of restricted stock and options to purchase 60,000 shares of Common Stock for $20.00 per share (subject to adjustment in certain circumstances) will be granted to Mr. Donohue under the New Option Plan. The restricted shares and the options vest in equal increments over three years. On September 30, 1996, the Company awarded 12,500 shares of restricted stock and options to purchase 100,000 shares of Common Stock for $20.00 per share (subject to adjustment in certain circumstances) to Andrew P. Daly, the Company's President, under the New Option Plan. The restricted shares and the options vest in equal increments over five years. Compensation expense related to these restricted stock awards will be charged ratably over the respective vesting periods.

13. CAPITAL STOCK

  On June 3, 1996, the Company's Board of Directors changed the name of the Company from Gillett Holdings, Inc. to Vail Resorts, Inc. and the name of the Company's Common Stock from Class 1 and Class 2 to Class A Common Stock and Common Stock, respectively. The authorized common stock was increased to 20,000,000 shares of Class A Common Stock and 40,000,000 shares of Common Stock. The Company's Board of Directors also authorized a Common Stock and Class A Common Stock split of up to 3 for 1 prior to the date of any public stock offering.

  The rights of holders of Class A Common Stock and Common Stock are substantially identical, except that, while any Class A Common Stock is outstanding, holders of Class A Common Stock elect a class of directors that constitutes two-thirds of the Board and holders of Common Stock elect another class of directors constituting one-third of the Board. The Class A Common Stock is convertible into Common Stock (i) at the option of the holder, (ii) automatically, upon transfer to a non-affiliate and (iii) automatically if less than 5,000,000 shares (as such number shall be adjusted by reason of any stock split, reclassification or other similar transaction) of Class A Common Stock are outstanding. The Common Stock is not convertible. Each outstanding share of Common Stock and Class A Common Stock is entitled to vote on all matters submitted to a vote of stockholders.

14. EVENT SUBSEQUENT TO DATE OF AUDITORS REPORT

  In January 1997, the Company declared a 2 for 1 stock split on the Class A Common Stock and Common Stock and increased the authorized Common Stock to 80,000,000 shares. All share and per share amounts in the accompanying consolidated financial statements have been adjusted to reflect this stock split.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of Ralston Resorts, Inc.

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Ralston Resorts, Inc. and its subsidiaries at September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As discussed in Note 1 to the consolidated financial statements, the Company and its parent have entered into an agreement to sell the Company.

Price Waterhouse LLP
Denver, Colorado
October 31, 1996

                     RALSTON RESORTS, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                                                SEPTEMBER 30,
                                                              -----------------
                                                                1995     1996
                                                              -------- --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $    813 $  1,274
  Accounts receivable, net...................................    5,359    6,325
  Inventories................................................    2,685    3,820
  Deferred income taxes......................................      157      111
  Prepaid expenses...........................................      304      680
                                                              -------- --------
    Total current assets.....................................    9,318   12,210
Property and equipment, net..................................  128,662  131,000
Goodwill and intangibles, net................................   37,929   36,177
Land held for development....................................   27,684   28,788
Investments in joint ventures................................   22,325   22,564
Other noncurrent assets......................................      322      271
                                                              -------- --------
    Total assets............................................. $226,240 $231,010
                                                              ======== ========
            LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable........................................... $  8,454 $ 11,535
  Accrued expenses...........................................    5,950    5,912
  Line of credit.............................................      --   140,032
  Current portion of long-term debt..........................    1,757    1,774
                                                              -------- --------
    Total current liabilities................................   16,161  159,253
Long-term debt...............................................  128,296   26,522
Deferred income taxes........................................   12,473   12,294
Other noncurrent liabilities.................................    2,277    1,998
                                                              -------- --------
    Total liabilities........................................  159,207  200,067
Commitments and contingencies (Note 15)
Stockholder's Equity:
Common stock, stated value of $10 per share,
 100 shares authorized, issued and outstanding...............        1        1
Additional paid-in capital...................................   59,986   16,024
Retained earnings............................................    7,046   14,918
                                                              -------- --------
    Total stockholder's equity...............................   67,033   30,943
                                                              -------- --------
    Total liabilities and stockholder's equity............... $226,240 $231,010
                                                              ======== ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     RALSTON RESORTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                 (IN THOUSANDS)

                                                  YEAR ENDED SEPTEMBER 30,
                                                 ----------------------------
                                                   1994      1995      1996
                                                 --------  --------  --------
REVENUES
  Resort........................................ $127,676  $125,816  $135,750
  Real Estate...................................    4,979     1,778       914
                                                 --------  --------  --------
                                                  132,655   127,594   136,664
Resort operating expenses.......................  (77,404)  (77,600)  (79,441)
Real estate operating expenses and cost of
 sales..........................................   (3,837)   (1,040)      --
Selling, general and administrative expenses....  (16,978)  (17,246)  (18,547)
Depreciation....................................  (12,114)  (12,824)  (13,544)
Amortization....................................   (2,113)   (2,124)   (2,236)
                                                 --------  --------  --------
Earnings before interest and taxes..............   20,209    16,760    22,896
Interest expense................................   (5,087)   (9,686)   (9,200)
                                                 --------  --------  --------
Income before income taxes......................   15,122     7,074    13,696
Income taxes....................................   (6,199)   (3,147)   (5,824)
                                                 --------  --------  --------
Net income...................................... $  8,923  $  3,927  $  7,872
                                                 ========  ========  ========


  The accompanying notes are an integral part of these consolidated financial statements.

                     RALSTON RESORTS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                                 (IN THOUSANDS)

                                                  ADDITIONAL
                                           COMMON  PAID-IN   RETAINED
                                           STOCK   CAPITAL   EARNINGS   TOTAL
                                           ------ ---------- --------  --------
Balance at September 30, 1993.............  $ 1    $136,542  $ 41,934  $178,477
Net income................................                      8,923     8,923
Dividends to Parent.......................                    (47,738)  (47,738)
Net transactions with Parent..............          (67,875)            (67,875)
                                            ---    --------  --------  --------
Balance at September 30, 1994.............    1      68,667     3,119    71,787
Net income................................                      3,927     3,927
Net transactions with Parent..............           (8,681)             (8,681)
                                            ---    --------  --------  --------
Balance at September 30, 1995.............    1      59,986     7,046    67,033
Net income................................                      7,872     7,872
Net transactions with Parent..............          (43,962)            (43,962)
                                            ---    --------  --------  --------
Balance at September 30, 1996.............  $ 1    $ 16,024  $ 14,918  $ 30,943
                                            ===    ========  ========  ========



  The accompanying notes are an integral part of these consolidated financial statements.

                     RALSTON RESORTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                  YEAR ENDED SEPTEMBER 30,
                                                 -----------------------------
                                                   1994      1995      1996
                                                 --------  --------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.....................................  $  8,923  $  3,927  $   7,872
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Depreciation..................................    12,114    12,824     13,544
 Amortization..................................     2,113     2,124      2,236
 Equity in earnings of joint ventures..........       (36)     (217)      (914)
 Deferred income taxes.........................     1,559       935       (133)
 Changes in assets and liabilities used in op-
  erations
   Increase in accounts receivable.............      (846)   (1,546)      (966)
   Increase in inventories.....................      (280)       (1)    (1,135)
   Decrease (increase) in prepaid expenses.....       918        98       (376)
   Decrease (increase) in land held for devel-
    opment.....................................    (2,712)    2,090     (1,104)
   Increase (decrease) in accounts payable.....     1,296    (1,178)     3,081
   Increase (decrease) in accrued expenses.....      (414)      216        (38)
   Other, net..................................       807    (1,730)       554
                                                 --------  --------  ---------
     Net cash provided by operating activi-
      ties.....................................    23,442    17,542     22,621
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment............   (10,396)  (11,011)   (17,761)
Distributions from (investments in) joint ven-
 tures, net....................................    (1,681)     (550)       675
Additions to goodwill and intangibles..........       (83)     (358)      (484)
                                                 --------  --------  ---------
     Net cash used by investing activities.....   (12,160)  (11,919)   (17,570)
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt...........      (227)     (242)  (100,257)
Line of credit.................................       --        --     140,032
Net transactions with Parent...................   (12,848)   (5,788)   (44,365)
                                                 --------  --------  ---------
     Net cash used by financing activities.....   (13,075)   (6,030)    (4,590)
Net increase (decrease) in cash and cash equiv-
 alents........................................    (1,793)     (407)       461
Cash and cash equivalents, beginning of year...     3,013     1,220        813
                                                 --------  --------  ---------
Cash and cash equivalents, end of year.........  $  1,220  $    813  $   1,274
                                                 ========  ========  =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
Interest paid..................................  $    173  $    158  $     143
NON-CASH TRANSACTIONS
Allocation of debt from Parent.................   100,000
Land contributed to joint venture with
 Intrawest.....................................    17,509
Noncash investments in joint ventures..........               1,946
Transfer of land from Parent...................                          1,065
Noncash dividend to Parent.....................    47,738
Debt payments made by Parent...................                          1,500

                     The accompanying notes are an integral
                part of these consolidated financial statements.

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

 General

  Ralston Resorts, Inc. (the "Company") is a wholly owned subsidiary of Ralston Foods, Inc. ("Ralston Foods"). Ralston Foods is in turn a wholly owned subsidiary of Ralcorp Holdings, Inc. ("Ralcorp"), which is a publicly held company that was spun-off from Ralston Purina Company on March 31, 1994. Ralston Foods and Ralcorp are collectively referred to as the "Parent".

  The Company operates the Keystone Resort lodging and food and beverage operations and the Keystone, Breckenridge and Arapahoe Basin ski areas. All of the Company's operations are located in Colorado. The Company's revenue is earned primarily in December through March.

  On July 22, 1996, the Company and Ralston Foods entered into a stock purchase agreement with Vail Resorts, Inc. The agreement calls for Vail Resorts, Inc. to acquire all issued and outstanding shares of the Company's stock upon the closing date of the agreement in return for approximately 7,554,000 shares of Vail Resorts, Inc. common stock. Vail Resorts, Inc. will also assume debt of up to $165,000,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investments in joint ventures are accounted for under the equity method. All significant intercompany transactions have been eliminated.

 Allocation of Common Costs

  Certain common costs, such as the salaries for certain corporate officers, accounting costs and legal fees are allocated to the Company based upon the Parent's estimate of time incurred specifically related to the Company's activities. Management believes that these allocations are reasonable.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  For purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment is stated at cost including certain internal costs directly associated with the acquisition and construction of such property and equipment. Depreciation is computed using the straight-line method over estimated useful lives as follows:

      Machinery, equipment, furniture and fixtures..................  3-20 years
      Ski lifts.....................................................    15 years
      Ski trails.................................................... 15-30 years
      Buildings.....................................................    30 years
      Land improvements............................................. 10-30 years

  Maintenance, repairs and minor renewals are expensed as incurred.

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

 Inventories

  Inventories include primarily ski shop items and rentals, food and beverage, china and silver, and uniforms.

 Goodwill and Intangibles

  Goodwill and intangible assets are capitalized and amortized using the straight-line method over their estimated useful lives as follows:

      Goodwill..................................................... 15-25 years
      Forest service permits.......................................    37 years
      Trademarks...................................................    25 years
      Other intangibles............................................   1-5 years

 Fair Value of Financial Instruments

  The carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, allocated Ralcorp debt, the line of credit and Clinton Ditch and Reservoir Company promissory notes approximate their fair value.

  The estimated fair value of the refunding revenue bonds and the National Australia Bank notes payable as of September 30, 1996 are presented below (in thousands):

                                                                       ESTIMATED
                                                              CARRYING   FAIR
                                                               AMOUNT    VALUE
                                                              -------- ---------
      Refunding revenue bonds................................ $23,360   $27,134
      National Australia Bank notes payable.................. $ 3,000   $ 3,227

  The fair value of the refunding revenue bonds was estimated by an independent third party. The fair value of the National Australia Bank notes payable was estimated by National Australia Bank.

 Impairment

  The Company regularly evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, goodwill and other intangibles. In making such determination with respect to goodwill, the Company evaluates its historical and anticipated operating results, including future undiscounted cash flows. Management believes that there has been no material impairment of the Company's goodwill and other intangibles.

 Income Taxes

  The Company is included in the consolidated income tax returns of Ralcorp. Taxes have been provided for in the accompanying consolidated financial statements as if the Company filed its own tax return.

 Revenue Recognition

  Resort revenue primarily consists of revenue from ski operations, lodging, food and beverage operations, conference center operations and other recreational activities and is recognized as services are performed or as goods are sold. Real estate revenue is recognized when consideration has been received, title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform significant additional activities after the sale.

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

 Advertising Costs

  Advertising costs are expensed the first time the advertising takes place. Advertising expense for the years ended September 30, 1994, 1995 and 1996 was $4,501,000, $4,571,000 and $5,180,000, respectively.

 Earnings Per Share

  Due to the proposed acquisition of the Company by Vail Resorts, Inc., the Company's historical capital structure is not indicative of its prospective structure upon the closing of the anticipated purchase transaction. Accordingly, historical net income per common share is not considered meaningful and has not been presented herein.

 Adoption of New Accounting Standard

  The Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, during fiscal year 1995. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

 Reclassifications

  Certain reclassifications have been made to the accompanying financial statements to conform to the current year presentation.

3. RECEIVABLES

  Receivables and the related allowance for doubtful accounts were as follows (in thousands):

                                                                 SEPTEMBER 30,
                                                                 --------------
                                                                  1995    1996
                                                                 ------  ------
   Trade accounts receivable.................................... $4,353  $6,011
   Miscellaneous receivables....................................  1,064     364
   Allowance for doubtful accounts..............................    (58)    (50)
                                                                 ------  ------
                                                                 $5,359  $6,325
                                                                 ======  ======

4. PROPERTY AND EQUIPMENT

  Property and equipment consist of the following (in thousands):

                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1995      1996
                                                             --------  --------
   Machinery and equipment.................................. $116,853  $120,449
   Buildings................................................   56,101    55,506
   Land used in operations..................................    9,662     9,600
   Construction in progress.................................    5,371    16,960
                                                             --------  --------
                                                              187,987   202,515
   Less accumulated depreciation............................  (59,325)  (71,515)
                                                             --------  --------
                                                             $128,662  $131,000
                                                             ========  ========

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

5. GOODWILL AND INTANGIBLES

  Goodwill and intangibles consist of the following (in thousands):

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1995     1996
                                                               -------  -------
   Goodwill................................................... $36,951  $36,951
   Forest service permit......................................   5,010    5,010
   Trademarks and other intangibles...........................   2,993    3,477
                                                               -------  -------
                                                                44,954   45,438
   Less accumulated amortization..............................  (7,025)  (9,261)
                                                               -------  -------
                                                               $37,929  $36,177
                                                               =======  =======

6. LAND HELD FOR DEVELOPMENT

  Included in land held for development at September 30, 1995 and 1996, is approximately $8,900,000 of land subject to an agreement with Keystone/Intrawest L.L.C., a joint venture of the Company. The agreement with Keystone/Intrawest L.L.C. calls for the Company to contribute the land to the joint venture (as a capital contribution) at an agreed upon value of approximately $11,400,000 prior to June 1, 1999.

7. INVESTMENTS IN JOINT VENTURES

  During 1994, the Company formed Keystone/Intrawest L.L.C., which is a joint venture with Intrawest Resorts, Inc., to develop land at the base of the Keystone ski area. The Company contributed land and prepaid tap fees with a historical cost of approximately $18,900,000 for the development as well as certain other funds to the joint venture. The joint venture intends to build condominiums, townhomes, single-family homes and commercial shop space throughout the base of Keystone Mountain using a master development plan over approximately 20 years.

  As real estate development projects are completed, the Company will receive payments for the related land which it previously contributed to the joint venture. Losses are allocated first to the partners to the extent of their capital accounts. Income is first applied to offset prior cumulative allocated losses with subsequent income shared 50/50. The investment in this joint venture is accounted for under the equity method.

  Condensed unaudited financial information for Keystone/Intrawest L.L.C. follows (in thousands):

                                                         AS OF AND FOR THE
                                                      YEAR ENDED SEPTEMBER 30,
                                                     ---------------------------
                                                       1994     1995      1996
                                                     -------- --------  --------
   Assets........................................... $ 26,840 $ 48,417  $ 63,188
   Liabilities......................................      670   12,153    33,959
   Partners' equity.................................   26,170   36,264    29,229
   Gross revenues...................................      381    1,570    27,082
   Gross profit.....................................      204      599     1,927
   Net income (loss)................................       64     (147)    1,474

  Starfire Mountain Homes is a joint venture (in the form of a general partnership) with Focus Keystone I, Ltd. to construct certain condominiums near the base of Keystone Mountain. The development was completed during fiscal 1996, with management of the condominiums turned over to the Company. The Company receives 20% of the income or loss of the joint venture and accounts for the investment under the equity method.

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

8. ACCRUED EXPENSES

  Accrued expenses consist of the following (in thousands):

                                                                  SEPTEMBER 30,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
   Property and use taxes........................................ $3,198 $3,975
   Payroll and payroll related liabilities.......................  2,578  1,765
   Interest payable..............................................    174    172
                                                                  ------ ------
                                                                  $5,950 $5,912
                                                                  ====== ======

9. LONG-TERM DEBT

  Long-term debt consists of the following (in thousands):

                                                             SEPTEMBER 30,
                                                            -----------------
                                                              1995     1996
                                                            --------  -------
   Allocated Ralcorp debt.................................. $100,000  $    --
   Bank of New York, trustee for refunding revenue bonds,
    7.125% to 7.875%, maturing September 1998 to 2010,
    secured by certain assets of the Company...............   23,360   23,360
   National Australia Bank, notes payable, 10.85% to
    11.15%, maturing September 1997-1998, secured by
    certain assets of the Company..........................    4,500    3,000
   Clinton Ditch and Reservoir Company, a related party,
    promissory notes, 6.5%, due in annual installments
    through August 13, 2002................................    2,193    1,936
                                                            --------  -------
                                                             130,053   28,296
   Less current portion....................................   (1,757)  (1,774)
                                                            --------  -------
                                                            $128,296  $26,522
                                                            ========  =======

  The Ralcorp debt represents a Ralcorp revolving credit facility, a portion of which has been allocated by Ralcorp to the Company. The Ralcorp revolving credit facility bears interest at a LIBOR related rate. The original maturity of the debt was in 1999. In March 1996, the maturity date was extended to March 12, 2001. On September 30, 1996, the Ralcorp debt was replaced by a line of credit. See Note 10. Amounts owed under the revolving credit facility are guaranteed, on a joint and several basis, by certain Ralcorp subsidiaries, including the Company.

  Interest expense on the revolving credit facility has been allocated to the Company in the amounts of $2,700,000, $7,100,000 and $6,700,000 for fiscal 1994, 1995 and 1996, respectively, based on Ralcorp's average interest rate and the Company's allocated debt.

  Future payments due on long-term debt as of September 30, 1996 are as follows (in thousands):

              FISCAL
              YEARS
              ------
              1997........................ $ 1,774
              1998........................   3,152
              1999........................     311
              2000........................     331
              2001........................     353
              Thereafter..................  22,375
                                           -------
                                           $28,296
                                           =======

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

10. LINE OF CREDIT

  At September 30, 1996, the Ralcorp debt was replaced by a bank line of credit in contemplation of the acquisition of the Company by Vail Resorts, Inc. The line of credit was established by Ralcorp on behalf of the Company with Boatmen's Bank and bore interest at 8.25% on September 30, 1996, switching to a LIBOR related rate on October 2, 1996. The line of credit is renewable weekly with a final maturity at January 28, 1997. The line of credit is guaranteed by Ralcorp.

11. RELATED PARTY TRANSACTIONS

  Net Transactions with Parent included in the Statement of Changes in Stockholder's Equity represents the net transactions with the Parent related to payroll, employee benefits, insurance premiums and claims, interest, taxes, general corporate overhead and participation in Ralcorp's cash management program. The Company and the Parent do not intend to settle these intercompany amounts and, therefore, they are reflected as part of the permanent equity of the Company.

  Net transactions with Parent consist of the following (in thousands):

                                                    YEAR ENDED SEPTEMBER 30,
                                                   ----------------------------
                                                     1994      1995      1996
                                                   --------  --------  --------
   Cash transfers................................. $ 42,335  $ 34,377  $ 35,387
   Debt and interest allocations..................   46,797    (8,274)   28,772
   Payroll and employee benefits..................  (14,187)  (14,869)  (14,830)
   Income taxes...................................   (6,199)   (3,147)   (5,824)
   Asset transfers................................   (1,624)       --       265
   Allocated overhead.............................     (791)     (373)     (937)
   Pensions.......................................      321       345       381
   Other..........................................    1,223       622       748
                                                   --------  --------  --------
                                                   $ 67,875  $  8,681  $ 43,962
                                                   ========  ========  ========

12. SELF-INSURANCE PLANS

  The Company has a self-insurance plan for employee health benefits. The health insurance plan covers all employees who elect enrollment once eligibility requirements have been met and contains a stop-loss provision to limit the Company's liability to $75,000 per employee. The liability for employee health benefits was $380,000 and $402,000 at September 30, 1995 and 1996, respectively.

  The Company also has a self-insurance plan for workers' compensation approved by the State of Colorado Department of Labor. The Company has a $500,000 retention limit and a $1,600,000 bond to guarantee payment of workers' compensation claims. The liability for workers' compensation was $1,573,000 and $1,272,000 at September 30, 1995 and 1996, respectively.

  The Company has a self-insurance retention limit of $500,000 per occurrence and $2,000,000 in the aggregate for general liability insurance prior to an outside insurance company's coverage. The accrual for general liability insurance was $324,000 at September 30, 1995 and 1996.

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

13. INCOME TAXES

  The Company is included in the consolidated income tax return of Ralcorp. Income taxes have been allocated to the Company as if it were filing a stand-alone return. The components of the provision for income taxes are as follows (in thousands):

                                                      YEAR ENDED SEPTEMBER 30,
                                                     --------------------------
                                                       1994     1995     1996
                                                     -------- -------- --------
Current tax provision
  Federal........................................... $  3,962 $  1,880 $  5,188
  State.............................................      678      332      769
                                                     -------- -------- --------
                                                        4,640    2,212    5,957
                                                     -------- -------- --------
Deferred tax provision (benefit)
  Federal...........................................    1,426      855     (122)
  State.............................................      133       80      (11)
                                                     -------- -------- --------
                                                        1,559      935     (133)
                                                     -------- -------- --------
    Total tax provision............................. $  6,199 $  3,147 $  5,824
                                                     ======== ======== ========

  The following is a reconciliation of the statutory federal income tax rate and the Company's effective income tax rate:

                                                      YEAR ENDED SEPTEMBER 30,
                                                     --------------------------
                                                       1994     1995     1996
                                                     -------- -------- --------
Statutory federal income tax rate...................    35.0%    35.0%    35.0%
State income taxes, net of federal tax benefit......     3.3%     3.3%     3.3%
Nondeductible intangible amortization...............     2.1%     4.5%     2.3%
Nondeductible portion of meals and entertainment....      .5%     1.3%     1.6%
Other...............................................      .1%      .4%      .3%
                                                     -------- -------- --------
Effective income tax rate...........................    41.0%    44.5%    42.5%
                                                     ======== ======== ========

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

  The components of gross deferred tax assets and liabilities are as follows (in thousands):

                                  DEFERRED TAX ASSETS DEFERRED TAX LIABILITIES
                                     SEPTEMBER 30,          SEPTEMBER 30,
                                  ------------------- -------------------------
                                    1995      1996        1995         1996
                                  --------- --------- ------------ ------------
Current:
  Doubtful accounts.............. $      22 $      21 $         -- $         --
  Start-up costs.................        85        81           --           --
  Receivable.....................        --        --           50           80
  Vacation accrual...............        80        89           --           --
  Accrued expenses...............        20        --           --           --
                                  --------- --------- ------------ ------------
                                        207       191           50           80
                                  --------- --------- ------------ ------------
Noncurrent:
  Fixed assets basis
   differences...................        --        --       13,099       12,924
  Intangible assets..............        --        --          576          869
  Accrued pension................       144       548           --           --
  Insurance and other accruals...     1,058       951           --           --
                                  --------- --------- ------------ ------------
                                      1,202     1,499       13,675       13,793
                                  --------- --------- ------------ ------------
    Total deferred taxes......... $   1,409 $   1,690 $     13,725 $     13,873
                                  ========= ========= ============ ============

14. RETIREMENT PLANS

  Ralcorp sponsors a noncontributory defined benefit pension plan which covers certain Company employees. The plan provides retirement benefits based on years of service and final-average or career-average earnings. It is the practice of Ralcorp to fund pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 and federal income tax laws. Plan assets consist primarily of investments in a commingled employee benefit trust consisting of marketable equity securities, corporate and government debt securities and real estate.

  The Company's share of the components of net pension cost include the following (in thousands):

                                                  YEAR ENDED SEPTEMBER 30,
                                                 ----------------------------
                                                   1994      1995      1996
                                                 --------  --------  --------
Service cost (benefits earned during the
 period)........................................ $    382  $    412  $    445
Interest cost on projected benefit obligation...      228       232       240
Return on plan assets...........................     (280)     (286)     (295)
Net amortization and deferral...................       (9)      (13)       (9)
                                                 --------  --------  --------
  Net pension cost.............................. $    321  $    345  $    381
                                                 ========  ========  ========

                    RALSTON RESORTS, INC. AND SUBSIDIARIES

  The following table presents the Company's portion of the funded status of the Ralcorp defined benefit plan and amounts recognized in the Company's balance sheet at September 30, 1995 and 1996 (in thousands):

                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1995     1996
                                                              -------  -------
   Actuarial present value of:
     Vested benefits......................................... $(1,530) $(1,848)
     Nonvested benefits......................................    (521)    (629)
                                                              -------  -------
     Accumulated benefit obligation..........................  (2,051)  (2,477)
     Effect of projected future salary increases.............  (1,242)  (1,501)
                                                              -------  -------
     Projected benefit obligation............................  (3,293)  (3,978)
   Plan assets at fair value.................................   3,519    4,308
                                                              -------  -------
   Plan assets in excess of projected benefit obligation.....     226      330
     Unrecognized net gain...................................    (888)  (1,348)
     Unrecognized prior service cost.........................      12        9
     Unrecognized net asset at transition....................     (81)     (70)
                                                              -------  -------
   Accrued pension cost...................................... $  (731) $(1,079)
                                                              =======  =======

  The key actuarial assumptions used in determining net pension cost and the projected benefit obligation were as follows:

                                                             1994   1995   1996
                                                            ------ ------ ------
   Discount rate........................................... 7.875% 7.875% 7.625%
   Rate of future compensation increases................... 5.500% 5.500% 5.250%
   Long-term rate of return on plan assets................. 9.500% 9.500% 9.500%

  The Company also has a 401(k) plan for its employees and certain employees participate in the Ralcorp plan. Matching contributions totaled $577,000, $604,000 and $678,000 for the years ended September 30, 1994, 1995 and 1996, respectively.

15. COMMITMENTS AND CONTINGENCIES

  The Company has aggregate future minimum lease payments under noncancelable operating leases having an initial or remaining term of more than one year as of September 30, 1996 as follows (in thousands):

              FISCAL
              YEARS
              ------
              1997......................... $1,948
              1998.........................  1,780
              1999.........................  1,533
              2000.........................  1,084
              2001.........................  1,022

  The Company is involved in various routine legal proceedings incidental to the conduct of its normal business operations. The Company's management believes that none of these legal proceedings will have a material adverse impact on the financial condition, results of operations, or liquidity of the Company.

          [RECREATIONAL PHOTOGRAPH TO BE INCLUDED ON BACK COVER PAGE]

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED JANUARY 28, 1997

PROSPECTUS
                               10,500,000 SHARES
                               VAIL RESORTS, INC.
           LOGO
                                  COMMON STOCK

  Of the 10,500,000 shares of Common Stock, $.01 par value per share (the "Common Stock"), offered hereby, 5,000,000 shares will be sold by Vail Resorts, Inc. (the "Company") and 5,500,000 shares will be sold by certain Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  A total of 2,100,000 shares (the "International Shares") are being offered outside of the United States and Canada (the "International Offering") by the Managers, and 8,400,000 shares (the "U.S. Shares") are being offered in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters. The initial public offering price and the underwriting discounts and commissions are identical for both the International Offering and the U.S. Offering (collectively, the "Offerings").

  The outstanding capital stock of the Company consists of the Common Stock and the Class A Common Stock, $.01 par value per share (the "Class A Common Stock"). The Common Stock and Class A Common Stock are substantially identical, except that holders of Class A Common Stock elect a class of directors that constitutes two-thirds of the Board of Directors and holders of Common Stock elect a class of directors that constitutes one-third of the Board of Directors. See "Description of Capital Stock."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $19.00 and $21.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Up to 250,000 of the shares (the "Directed Shares") will be reserved for sale at the initial public offering price (less the underwriting discounts and commissions) and offered to persons who are directors, officers or employees of, or are otherwise associated with, the Company. See "Underwriting."

  The Common Stock has been approved for listing, subject to official notice of issuance, on The New York Stock Exchange under the symbol "MTN."

  SEE "RISK FACTORS" BEGINNING ON PAGE 15 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                                  -----------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                         DISCOUNTS AND  PROCEEDS TO   SELLING
                         PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..............       $               $            $            $
--------------------------------------------------------------------------------
Total(3)...............       $              $             $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the Managers and the U.S. Underwriters.
(2) Before deducting expenses payable by the Company, estimated at $   , all of
    which will be paid by the Company.
(3) The Selling Stockholders have granted to the Managers and the U.S.
    Underwriters 30-day options to purchase in the aggregate up to   additional
    shares of Common Stock solely to cover over-allotments, if any. If the options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Selling Stockholders will be
    $   , $   and $   , respectively. See "Underwriting." If all of the
    Directed Shares are purchased by the persons to whom they are offered, the total Price to Public, and Underwriting Discounts and Commissions each will
    be reduced by $      .

                                  -----------

  The International Shares are offered by the several Managers, subject to prior sale, when, as and if delivered to and accepted by them and subject to certain conditions, including the approval of certain legal matters by counsel. The Managers reserve the right to withdraw, cancel or modify the International Offering and to reject orders in whole or in part. It is expected that delivery of the International Shares will be made against payment therefor on or
about   , 1997, at the offices of Bear, Stearns International Limited, 245 Park
Avenue, New York, New York 10167.

                                  -----------

BEAR, STEARNS INTERNATIONAL LIMITED
        FURMAN SELZ
                GOLDMAN SACHS INTERNATIONAL
                        SALOMON BROTHERS INTERNATIONAL LIMITED
                                 SCHRODERS
                                                              SMITH BARNEY INC.

                                       , 1997

          [RECREATIONAL PHOTOGRAPH TO BE INCLUDED ON BACK COVER PAGE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, incurred in connection with the sale of Common Stock being registered (all amounts are estimated except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee). The Company will bear all expenses incurred in connection with the sale of the Common Stock being registered hereby.

   SEC Registration Fee............................................. $   63,636
   NASD Filing Fee..................................................     15,500
   New York Stock Exchange Listing Fee..............................    131,601
   Printing.........................................................    800,000
   Legal Fees and Expenses..........................................  1,100,000
   Accounting Fees and Expenses.....................................    850,000
   Blue Sky Fees and Expenses.......................................     10,000
   Stock Certificates and Transfer Agent Fees.......................     20,000
   Miscellaneous....................................................    509,263
                                                                     ----------
     Total.......................................................... $3,500,000
                                                                     ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law (the "DGCL") makes provision for the indemnification of officers and directors of corporations in terms sufficiently broad to indemnify the officers and directors of the registrant under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").

  The Company's Restated Certificate of Incorporation (the "Certificate") provides that to the fullest extent permitted by Delaware Law or other applicable law, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provision of the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Restated Bylaws (the "Bylaws") provide that the Company shall indemnify its directors, officers and employees to the fullest extent permitted by applicable law.

  The Bylaws provide that the Company may indemnify any person who is or was involved in any manner or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action suit or proceeding by or in the right of the registrant to procure a judgment in its town), by reason of the fact that he is or was or had agreed to become a director, officer or employee of the registrant or is or was or had agreed to become at the request of the board or an officer of the registrant a director, officer or employee of another corporation, partnership, joint venture, trust or other entity against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding.

ITEM 16. EXHIBITS.

  (a) Exhibits

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
  1.1     Form of Underwriting Agreement.
  3.1     Restated Certificate of Incorporation of the Company.**
  3.2     Restated By-Laws of the Company.**
  5.1     Opinion of Cahill Gordon & Reindel as to the legality of the Common
          Stock.
 10.1     Management Agreement by and between Beaver Creek Resort Company of
          Colorado and Vail Associates, Inc. (Incorporated by reference to
          Exhibit 10.1 of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.2     Forest Service Term Special Use Permit for Beaver Creek ski area.
          (Incorporated by reference to Exhibit 10.2 of the Registration
          Statement on Form S-4 of Gillett Holdings, Inc. (Registration No. 33-
          52854) including all amendments thereto).
 10.3     Forest Service Special Use Permit for Beaver Creek ski area.
          (Incorporated by reference to Exhibit 10.3 of the Registration
          Statement on Form S-4 Gillett Holdings, Inc. (Registration No. 33-
          52854) including all amendments thereto).
 10.4     Forest Service unified Permit for Vail ski area. (Incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-4
          of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.5     Employment Agreement dated October 1, 1996 between the Company and
          Andrew P. Daly.**
 10.6     Joint Liability Agreement by and among Gillett Holdings, Inc. and the subsidiaries of Gillett Holdings, Inc. (Incorporated by reference to
          Exhibit 10.10 of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.7(a)  Management Agreement between Gillett Holdings, Inc. and Gillett Group
          Management, Inc. dated as of the Effective Date. (Incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-4
          of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.7(b)  Amendment to Management Agreement by and among the Company and its subsidiaries dated as of November 23, 1993. (Incorporated by reference to Exhibit 10.12(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.8(a)  Tax Sharing Agreement between Gillett Holdings, Inc. dated as of the
          Effective Date. (Incorporated by reference to Exhibit 10.12 of the
          Registration Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments thereto).
 10.8(b)  Amendment to Tax Sharing Agreement by and among the Company and its subsidiaries dated as of November 23, 1993. (Incorporated by reference to Exhibit 10.13(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.9     Form of Gillett Holdings, Inc. Deferred Compensation Agreement for
          certain GHTV employees. (Incorporated by reference to Exhibit
          10.13(b) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-528540) including all amendments thereto).
 10.10(a) Credit Agreement dated as of March 31, 1995 among The Vail
          Corporation, the Banks named therein and NationsBank of Texas, N.A., as issuing banks and agent. (Incorporated by reference to Exhibit
          10.12(a) of the report on Form 10-Q of Gillett Holdings, Inc. for the quarterly period ended March 31, 1995).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.10(b) Second Amended and Restated Credit Agreement dated as of March 31,
          1995 among The Vail Corporation, the banks named therein and
          NationsBank of Texas, N.A., as issuing banks and agent. (Incorporated by reference to Exhibit 10.12(b) of the report on Form 10-Q of
          Gillett Holdings, Inc. for the quarterly period ended March 31,
          1995).
 10.10(c) Pledge Agreement dated as of March 31, 1995 among Gillett Holdings,
          Inc. and NationsBank of Texas, N.A. as agent. (Incorporated by reference to Exhibit 10.12(c) of the report on Form 10-Q of Gillett
          Holdings, Inc. for the quarterly period ended March 31,1995).
 10.10(d) Guaranty dated as of November 23, 1993 by subsidiaries named therein for the benefit of NationsBank of Texas, NA., as agent. (Incorporated by reference to Exhibit 10.17(b) of the report on Form 10-K of
          Gillett Holdings, Inc. for the period from October 9, 1992 through
          September 30, 1993).
 10.10(e) Collateral Agency Agreement dated as of November 23, 1993 among Vail
          Associates, Inc., The Vail Corporation, Beaver Creek Associates, Inc.
          NationsBank of Texas, N.A., as Collateral agent and agent, Colorado
          National Bank as Beaver Creek Indenture Trustee and Vail Indenture
          Trustee. (Incorporated by reference to Exhibit 10.17(c) of the report of Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.10(f) Pledge Agreement dated as of November 23, 1993 among The Vail
          Corporation, Vail Associates, Inc., Beaver Creek Associates, Inc.,
          Vail Associates Real Estate Group, Inc., Vail Associates Real Estate
          Inc., as obligors and NationsBank of Texas, N.A., as collateral agent. (Incorporated by reference to Exhibit 10.17(d) of the report on Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.10(g) Trust Indenture dated as of September 1, 1992 between Eagle County,
          Colorado and Colorado National Bank, as Trustee, securing Sports
          Housing Facilities Revenue Refunding Bonds. (Incorporated by
          reference to exhibit 10.16(g) of the Registration Statement on Form
          S-4 of Gillett Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.10(h) First Amendment to Trust Indenture dated as of November 23, 1993 between Eagle County, Colorado and Colorado National Bank, as
          Trustee, securing Sports and Housing Facilities Revenue Refunding
          Bonds. (Incorporated by reference to Exhibit 10.17(f) of the report on Form 10-K of Gillett Holdings, Inc. for the period from October 9,
          1992 through September 30, 1993).
 10.10(i) Trust Indenture dated as of September 1, 1992 between Eagle County,
          Colorado, and Colorado National Bank, as Trustee, securing Sports
          Facilities Revenue Refunding Bonds. (Incorporated by reference to
          Exhibit 10.16(h) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.10(j) First Amendment to Trust Indenture dated as of November 23, 1993 between Eagle County, Colorado and Colorado National Bank, as
          Trustee, securing Sports Facilities Revenue Refunding Bonds.
          (Incorporated by reference to Exhibit 10.17(h) of the report on Form
          10-K of Gillett Holdings, Inc. for the period from October 9, 1992 through September 30, 1993).
 10.10(k) Sports and Housing Facilities Financing Agreement dated as of
          September 1, 1992 between Eagle County, Colorado and Vail Associates,
          Inc. (Incorporated by reference to Exhibit 10.16(i) of the
          Registration Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments thereon).
 10.10(l) First Amendment to Sports and Housing Facilities Financing Agreement
          and Assignment and Assumption Agreement dated as of November 23, 1993 between Eagle County, Colorado, Vail Associates, Inc. and The Vail
          Corporation. (Incorporated by reference to Exhibit 10.17(j) of the report on Form 10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.10(m) Sports Facilities Financing Agreement dated as of September 1, 1992 between Eagle County Colorado and Beaver Creek Associates, Inc., with
          Vail Associates, Inc., as Guarantor. (Incorporated by reference to
          Exhibit 10.16(j) of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including all amendments thereto).
 10.10(n) First Amendment to Sports Facilities Financing Agreement and
          Assignment and Assumption Agreement dated as of November 23, 1993 by and among Eagle County, Colorado, Beaver Creek Associates, Inc., Vail
          Associates, Inc., and The Vail Corporation. (Incorporated by
          reference to Exhibit 10.17(l) of the report on Form
          10-K of Gillett Holdings., Inc. for the period from October 9, 1992 through September 30, 1993).
 10.10(o) Guaranty dated as of September 1, 1992, by Vail Associates, Inc.
          delivered to Colorado National Bank, as Trustee. (Incorporated by
          reference to Exhibit 10.16(k) of the Registration Statement on Form
          S-4 of Gillett Holdings, Inc. (Registration
          No. 33-52854) including all amendments thereto).
 10.10(p) Credit Agreement dated as of January 3, 1997 among the Vail
          Corporation., the lenders referred to therein and NationsBank of
          Texas, N.A. as agent.**
 10.10(q) First Amendment dated as of July 1994 to Pledge Agreement dated as of
          November 23, 1993 among The Vail Corporation, Vail Associates, Inc.,
          Beaver Creek Associates, Inc., Vail Associates Real Estate Group,
          Inc., Vail Associates Real Estate Inc., as obligors and NationsBank of Texas, N.A., as collateral agent.**
 10.10(r) Second Amendment dated as of December 30, 1996 to Pledge Agreement dated as of November 23, 1993 among The Vail Corporation, Vail
          Associates, Inc., Beaver Creek Associates, Inc., Vail Associates Real
          Estate Group, Inc., Vail Associates Real Estate Inc., as obligors and
          NationsBank of Texas, N.A., as collateral agent.**
 10.11(a) Agreement for Purchase and Sale dated as of August 25, 1993 by and among Arrowhead at Vail, Arrowhead Ski Corporation, Arrowhead at Vail
          Properties Corporation, Arrowhead Property Management Company and
          Vail Associates, Inc. (Incorporated by reference to Exhibit 10.19(a)
          of the report on Form 10-K of Gillett Holdings, Inc., for the period from October 9, 1992 through September 30, 1993).
 10.11(b) Amendment to Agreement for Purchase and Sale dated September 8, 1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.11(c) Second Amendment to Agreement for Purchase and Sale dated September
          22, 1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(c) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.11(d) Third Amendment to Agreement for Purchase and Sale dated November 30,
          1993 by and between Arrowhead at Vail, Arrowhead Ski Corporation,
          Arrowhead at Vail Properties Corporation, Arrowhead Property
          Management Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(d) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.12    1992 Stock Option Plan of Gillett Holdings, Inc. (Incorporated by
          reference to Exhibit 10.20 of the report on form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992 through September
          30, 1993).
 10.13    Agreement to Settle Prospective Litigation and for Sale of Personal
          Property dated May 10, 1993, between the Company, Clifford E. Eley, as Chapter 7 Trustee of the Debtor's Bankruptcy Estate, and George N.
          Gillett, Jr. (Incorporated by reference to Exhibit 10.21 of the report on Form 10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).

 EXHIBIT
   NO.                                 DESCRIPTION
 -------                               -----------
 10.14   Employment Agreement dated April 1, 1994 between Gillett Holdings,
         Inc. and James S. Mandel (Incorporated by reference to Exhibit 10.22 of the report on Form 10-K of Gillett Holdings, Inc. for the year ended September 30, 1994).
 10.15   Employment Agreement dated April 1, 1994 between Vail Associates, Inc.
         and James S. Mandel (Incorporated by reference to Exhibit 10.23 of the report on Form 10-K of Gillett Holdings, Inc. for the year ended
         September 30, 1994).
 10.16   Employment Agreement dated July 29, 1996 between the Company and Adam
         M. Aron.**
 10.17   Stock Purchase Agreement Among Vail Resorts, Inc., Ralston Foods,
         Inc., and Ralston Resorts, Inc. dated July 22, 1996. (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts,
         Inc. dated July 23, 1996).
 10.18   First Amendment to the Stock Purchase Agreement among Vail Resorts,
         Inc., Ralston Foods, Inc. and Ralston Resorts, Inc. dated December 20,
         1996 (Incorporated by reference to Exhibit 2.2 of the report on Form
         8-K of Vail Resorts, Inc. dated January 8, 1997).
 10.19   Second Amendment to the Stock Purchase Agreement among Vail Resorts,
         Inc., Ralston Foods, Inc. and Ralston Resorts, Inc. dated December 31,
         1996. (Incorporated by reference to Exhibit 2.3 of the report on Form
         8-K of Vail Resorts, Inc. dated January 8, 1997).
 10.20   Shareholder Agreement among Vail Resorts, Inc., Ralston Foods, Inc.
         and Apollo Ski Partners, L.P. dated January 3, 1997 (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts,
         Inc. dated January 8, 1997).
 10.21   1996 Stock Option Plan.**
 10.22   Agreement dated October 11, 1996 between Vail Resorts, Inc. and George
         N. Gillett.**
 13.1    Annual Report on Form 10-K for the year ended September 30, 1996
         (Incorporated by reference).
 16.1    Letter from Ernst & Young LLP regarding change in certifying accountant. (Incorporated by reference to Exhibit 16 of the report on
         Form 8-K of Gillett Holdings, Inc. for the reportable event occurring on October 25, 1994).
 21.1    Subsidiaries of Vail Resorts, Inc.**
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Ernst & Young LLP.
 23.3    Consent of Price Waterhouse LLP.
 23.4    Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).
         Powers of Attorney (set forth on the signature page of the
 24.1     Registration Statement).

--------

**Previously filed.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser. The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN VAIL, COLORADO ON JANUARY 28, 1997.

                                          VAIL RESORTS, INC.

                                             /s/ Adam M. Aron*
                                          By: _________________________________
                                            Chairman of the Board and Chief
                                            Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITY INDICATED ON JANUARY 28, 1997.

              SIGNATURE                                   TITLE

          /s/ Adam M. Aron*               Chairman of the Board and Chief
-------------------------------------     Executive Officer (Principal Chief
            ADAM M. ARON                  Executive Officer)

         /s/ Andrew P. Daly*                            Director
-------------------------------------
           ANDREW P. DALY

         /s/ Leon D. Black*                               Director
-------------------------------------
            LEON D. BLACK

         /s/ Craig M. Cogut*                              Director
-------------------------------------
           CRAIG M. COGUT

       /s/ Stephen C. Hilbert*                            Director
-------------------------------------
         STEPHEN C. HILBERT

         /s/ Robert A. Katz*                              Director
-------------------------------------
           ROBERT A. KATZ

              SIGNATURE                                   TITLE

         /s/ Thomas H. Lee*                               Director
-------------------------------------
            THOMAS H. LEE

        /s/ William L. Mack*                              Director
-------------------------------------
           WILLIAM L. MACK

       /s/ Antony P. Ressler*                             Director
-------------------------------------
          ANTONY P. RESSLER

         /s/ Marc J. Rowan*                               Director
-------------------------------------
            MARC J. ROWAN

        /s/ John J. Ryan III*                             Director
-------------------------------------
          JOHN J. RYAN III

         /s/ John F. Sorte*                               Director
-------------------------------------
            JOHN F. SORTE

        /s/ Bruce H. Spector*                             Director
-------------------------------------
          BRUCE H. SPECTOR

         /s/ James S. Tisch*                              Director
-------------------------------------
           JAMES S. TISCH

        /s/ James P. Donohue*             Senior Vice President and Chief
-------------------------------------      Financial Officer
          JAMES P. DONOHUE

         /s/ Robert A. Katz                               Attorney-in-Fact
-------------------------------------
           ROBERT A. KATZ

* By Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                         PAGE NUMBER
 -------                       -----------                         ------------
  1.1    Form of Underwriting Agreement.
  3.1    Restated Certificate of Incorporation of the Company.**
  3.2    Restated By-Laws of the Company.**
  5.1    Opinion of Cahill Gordon & Reindel as to the legality
         of the Common Stock.
 10.1    Management Agreement by and between Beaver Creek Resort
         Company of Colorado and Vail Associates, Inc.
         (Incorporated by reference to Exhibit 10.1 of the
         Registration Statement on Form S-4 of Gillett Holdings,
         Inc. (Registration No. 33-52854) including all
         amendments thereto).
 10.2    Forest Service Term Special Use Permit for Beaver Creek
         ski area. (Incorporated by reference to Exhibit 10.2 of
         the Registration Statement on Form S-4 of Gillett
         Holdings, Inc. (Registration No. 33-52854) including
         all amendments thereto).
 10.3    Forest Service Special Use Permit for Beaver Creek ski
         area. (Incorporated by reference to Exhibit 10.3 of the
         Registration Statement on Form S-4 Gillett Holdings,
         Inc. (Registration No. 33-52854) including all
         amendments thereto).
 10.4    Forest Service unified Permit for Vail ski area.
         (Incorporated by reference to Exhibit 10.4 of the
         Registration Statement on Form S-4 of Gillett Holdings,
         Inc. (Registration No. 33-52854) including all
         amendments thereto).
 10.5    Employment Agreement dated October 1, 1996 between the
         Company and Andrew P. Daly.**
 10.6    Joint Liability Agreement by and among Gillett
         Holdings, Inc. and the subsidiaries of Gillett
         Holdings, Inc. (Incorporated by reference to Exhibit
         10.10 of the Registration Statement on Form S-4 of
         Gillett Holdings, Inc. (Registration No. 33-52854)
         including all amendments thereto).
 10.7(a) Management Agreement between Gillett Holdings, Inc. and
         Gillett Group Management, Inc. dated as of the
         Effective Date. (Incorporated by reference to Exhibit
         10.11 of the Registration Statement on Form S-4 of
         Gillett Holdings, Inc. (Registration No. 33-52854)
         including all amendments thereto).
 10.7(b) Amendment to Management Agreement by and among the
         Company and its subsidiaries dated as of November 23,
         1993. (Incorporated by reference to Exhibit 10.12(b) of
         the report on Form 10-K of Gillett Holdings, Inc. for
         the period from October 9, 1992 through September 30,
         1993).
 10.8(a) Tax Sharing Agreement between Gillett Holdings, Inc.
         dated as of the Effective Date. (Incorporated by
         reference to Exhibit 10.12 of the Registration
         Statement on Form S-4 of Gillett Holdings, Inc.
         (Registration No. 33-52854) including all amendments
         thereto).
 10.8(b) Amendment to Tax Sharing Agreement by and among the
         Company and its subsidiaries dated as of November 23,
         1993. (Incorporated by reference to Exhibit 10.13(b) of
         the report on Form 10-K of Gillett Holdings, Inc. for
         the period from October 9, 1992 through September 30,
         1993).
 10.9    Form of Gillett Holdings, Inc. Deferred Compensation
         Agreement for certain GHTV employees. (Incorporated by
         reference to Exhibit 10.13(b) of the Registration
         Statement on Form S-4 of Gillett Holdings, Inc.
         (Registration No. 33-528540) including all amendments
         thereto).

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                          DESCRIPTION                        PAGE NUMBER
 -------                        -----------                        ------------
 10.10(a) Credit Agreement dated as of March 31, 1995 among The
          Vail Corporation, the Banks named therein and
          NationsBank of Texas, N.A., as issuing banks and
          agent. (Incorporated by reference to Exhibit 10.12(a)
          of the report on Form 10-Q of Gillett Holdings, Inc.
          for the quarterly period ended March 31, 1995).
 10.10(b) Second Amended and Restated Credit Agreement dated as of March 31, 1995 among The Vail Corporation, the
          banks named therein and NationsBank of Texas, N.A., as
          issuing banks and agent. (Incorporated by reference to
          Exhibit 10.12(b) of the report on Form 10-Q of Gillett
          Holdings, Inc. for the quarterly period ended March
          31, 1995).
 10.10(c) Pledge Agreement dated as of March 31, 1995 among
          Gillett Holdings, Inc. and NationsBank of Texas, N.A.
          as agent. (Incorporated by reference to Exhibit
          10.12(c) of the report on Form 10-Q of Gillett
          Holdings, Inc. for the quarterly period ended March
          31,1995).
 10.10(d) Guaranty dated as of November 23, 1993 by subsidiaries named therein for the benefit of NationsBank of Texas,
          NA., as agent. (Incorporated by reference to Exhibit
          10.17(b) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992
          through September 30, 1993).
 10.10(e) Collateral Agency Agreement dated as of November 23,
          1993 among Vail Associates, Inc., The Vail
          Corporation, Beaver Creek Associates, Inc. NationsBank
          of Texas, N.A., as Collateral agent and agent,
          Colorado National Bank as Beaver Creek Indenture
          Trustee and Vail Indenture Trustee. (Incorporated by
          reference to Exhibit 10.17(c) of the report of Form
          10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).
 10.10(f) Pledge Agreement dated as of November 23, 1993 among
          The Vail Corporation, Vail Associates, Inc., Beaver
          Creek Associates, Inc., Vail Associates Real Estate
          Group, Inc., Vail Associates Real Estate Inc., as
          obligors and NationsBank of Texas, N.A., as collateral
          agent. (Incorporated by reference to Exhibit 10.17(d)
          of the report on Form 10-K of Gillett Holdings, Inc.
          for the period from October 9, 1992 through September
          30, 1993).
 10.10(g) Trust Indenture dated as of September 1, 1992 between
          Eagle County, Colorado and Colorado National Bank, as
          Trustee, securing Sports Housing Facilities Revenue
          Refunding Bonds. (Incorporated by reference to exhibit
          10.16(g) of the Registration Statement on Form S-4 of
          Gillett Holdings, Inc. (Registration No. 33-52854)
          including all amendments thereto).
 10.10(h) First Amendment to Trust Indenture dated as of
          November 23, 1993 between Eagle County, Colorado and
          Colorado National Bank, as Trustee, securing Sports
          and Housing Facilities Revenue Refunding Bonds.
          (Incorporated by reference to Exhibit 10.17(f) of the
          report on Form 10-K of Gillett Holdings, Inc. for the
          period from October 9, 1992 through September 30,
          1993).
 10.10(i) Trust Indenture dated as of September 1, 1992 between
          Eagle County, Colorado, and Colorado National Bank, as
          Trustee, securing Sports Facilities Revenue Refunding
          Bonds. (Incorporated by reference to Exhibit 10.16(h)
          of the Registration Statement on Form S-4 of Gillett
          Holdings, Inc. (Registration No. 33-52854) including
          all amendments thereto).

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                          DESCRIPTION                        PAGE NUMBER
 -------                        -----------                        ------------
 10.10(j) First Amendment to Trust Indenture dated as of
          November 23, 1993 between Eagle County, Colorado and
          Colorado National Bank, as Trustee, securing Sports
          Facilities Revenue Refunding Bonds. (Incorporated by
          reference to Exhibit 10.17(h) of the report on Form
          10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).
 10.10(k) Sports and Housing Facilities Financing Agreement
          dated as of September 1, 1992 between Eagle County,
          Colorado and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.16(i) of the Registration
          Statement on Form S-4 of Gillett Holdings, Inc.
          (Registration No. 33-52854) including all amendments
          thereon).
 10.10(l) First Amendment to Sports and Housing Facilities
          Financing Agreement and Assignment and Assumption
          Agreement dated as of November 23, 1993 between Eagle
          County, Colorado, Vail Associates, Inc. and The Vail
          Corporation. (Incorporated by reference to Exhibit
          10.17(j) of the report on Form 10-K of Gillett
          Holdings, Inc. for the period from October 9, 1992
          through September 30, 1993).
 10.10(m) Sports Facilities Financing Agreement dated as of
          September 1, 1992 between Eagle County Colorado and
          Beaver Creek Associates, Inc., with Vail Associates,
          Inc., as Guarantor. (Incorporated by reference to
          Exhibit 10.16(j) of the Registration Statement on Form
          S-4 of Gillett Holdings, Inc. (Registration No. 33-
          52854) including all amendments thereto).
 10.10(n) First Amendment to Sports Facilities Financing
          Agreement and Assignment and Assumption Agreement
          dated as of November 23, 1993 by and among Eagle
          County, Colorado, Beaver Creek Associates, Inc., Vail
          Associates, Inc., and The Vail Corporation.
          (Incorporated by reference to Exhibit 10.17(l) of the
          report on Form
          10-K of Gillett Holdings., Inc. for the period from
          October 9, 1992 through September 30, 1993).
 10.10(o) Guaranty dated as of September 1, 1992, by Vail
          Associates, Inc. delivered to Colorado National Bank,
          as Trustee. (Incorporated by reference to Exhibit
          10.16(k) of the Registration Statement on Form S-4 of
          Gillett Holdings, Inc. (Registration
          No. 33-52854) including all amendments thereto).
 10.10(p) Credit Agreement dated as of January 3, 1997 among the
          Vail Corporation., the lenders referred to therein and
          NationsBank of Texas, N.A. as agent.**
 10.10(q) First Amendment dated as of July 1994 to Pledge
          Agreement dated as of November 23, 1993 among The Vail
          Corporation, Vail Associates, Inc., Beaver Creek
          Associates, Inc., Vail Associates Real Estate Group,
          Inc., Vail Associates Real Estate Inc., as obligors
          and NationsBank of Texas, N.A., as collateral agent.**
 10.10(r) Second Amendment dated as of December 30, 1996 to
          Pledge Agreement dated as of November 23, 1993 among
          The Vail Corporation, Vail Associates, Inc., Beaver
          Creek Associates, Inc., Vail Associates Real Estate
          Group, Inc., Vail Associates Real Estate Inc., as
          obligors and NationsBank of Texas, N.A., as collateral
          agent.**
 10.11(a) Agreement for Purchase and Sale dated as of August 25,
          1993 by and among Arrowhead at Vail, Arrowhead Ski
          Corporation, Arrowhead at Vail Properties Corporation,
          Arrowhead Property Management Company and Vail
          Associates, Inc. (Incorporated by reference to Exhibit
          10.19(a) of the report on Form 10-K of Gillett
          Holdings, Inc., for the period from October 9, 1992
          through September 30, 1993).
 10.11(b) Amendment to Agreement for Purchase and Sale dated
          September 8, 1993 by and between Arrowhead at Vail,
          Arrowhead Ski Corporation, Arrowhead at Vail
          Properties Corporation, Arrowhead Property Management
          Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(b) of the report on Form
          10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).
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
                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                          DESCRIPTION                        PAGE NUMBER
 -------                        -----------                        ------------
 10.11(c) Second Amendment to Agreement for Purchase and Sale
          dated September 22, 1993 by and between Arrowhead at
          Vail, Arrowhead Ski Corporation, Arrowhead at Vail
          Properties Corporation, Arrowhead Property Management
          Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(c) of the report on Form
          10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).
 10.11(d) Third Amendment to Agreement for Purchase and Sale
          dated November 30, 1993 by and between Arrowhead at
          Vail, Arrowhead Ski Corporation, Arrowhead at Vail
          Properties Corporation, Arrowhead Property Management
          Company and Vail Associates, Inc. (Incorporated by
          reference to Exhibit 10.19(d) of the report on Form
          10-K of Gillett Holdings, Inc. for the period from
          October 9, 1992 through September 30, 1993).
 10.12    1992 Stock Option Plan of Gillett Holdings, Inc.
          (Incorporated by reference to Exhibit 10.20 of the
          report on form 10-K of Gillett Holdings, Inc. for the
          period from October 9, 1992 through September 30,
          1993).
 10.13    Agreement to Settle Prospective Litigation and for
          Sale of Personal Property dated May 10, 1993, between
          the Company, Clifford E. Eley, as Chapter 7 Trustee of
          the Debtor's Bankruptcy Estate, and George N. Gillett,
          Jr. (Incorporated by reference to Exhibit 10.21 of the
          report on Form 10-K of Gillett Holdings, Inc. for the
          period from October 9, 1992 through September 30,
          1993).
 10.14    Employment Agreement dated April 1, 1994 between
          Gillett Holdings, Inc. and James S. Mandel
          (Incorporated by reference to Exhibit 10.22 of the
          report on Form 10-K of Gillett Holdings, Inc. for the
          year ended September 30, 1994).
 10.15    Employment Agreement dated April 1, 1994 between Vail
          Associates, Inc. and James S. Mandel (Incorporated by
          reference to Exhibit 10.23 of the report on Form 10-K
          of Gillett Holdings, Inc. for the year ended September
          30, 1994).
 10.16    Employment Agreement dated July 29, 1996 between the
          Company and Adam M. Aron.**
 10.17    Stock Purchase Agreement Among Vail Resorts, Inc.,
          Ralston Foods, Inc., and Ralston Resorts, Inc. dated
          July 22, 1996. (Incorporated by reference to Exhibit
          2.1 of the report on Form 8-K of Vail Resorts, Inc.
          dated July 23, 1996).
 10.18    First Amendment to the Stock Purchase Agreement among
          Vail Resorts, Inc., Ralston Foods, Inc. and Ralston
          Resorts, Inc. dated December 20, 1996 (Incorporated by
          reference to Exhibit 2.2 of the report on Form 8-K of
          Vail Resorts, Inc. dated January 8, 1997).
 10.19    Second Amendment to the Stock Purchase Agreement among
          Vail Resorts, Inc., Ralston Foods, Inc. and Ralston
          Resorts, Inc. dated December 31, 1996. (Incorporated
          by reference to Exhibit 2.3 of the report on Form 8-K
          of Vail Resorts, Inc. dated January 8, 1997).
 10.20    Shareholder Agreement among Vail Resorts, Inc.,
          Ralston Foods, Inc. and Apollo Ski Partners, L.P.
          dated January 3, 1997 (Incorporated by reference to
          Exhibit 2.4 of the report on Form 8-K of Vail Resorts,
          Inc. dated January 8, 1997).
 10.21    1996 Stock Option Plan.**
 10.22    Agreement dated October 11, 1996 between Vail Resorts,
          Inc. and George N. Gillett.**
 13.1     Annual Report on Form 10-K for the year ended
          September 30, 1996 (Incorporated by reference).
 16.1     Letter from Ernst & Young LLP regarding change in
          certifying accountant. (Incorporated by reference to
          Exhibit 16 of the report on Form 8-K of Gillett
          Holdings, Inc. for the reportable event occurring on
          October 25, 1994).
 21.1     Subsidiaries of Vail Resorts, Inc.**

                                                                                             SEQUENTIALLY
EXHIBIT                                                                                        NUMBERED
  NO.                                        DESCRIPTION                                     PAGE NUMBER
-------                                      -----------                                     ------------
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Ernst & Young LLP.
 23.3    Consent of Price Waterhouse LLP.
 23.4    Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).
 24.1    Powers of Attorney (set forth on the signature page of the Registration Statement).

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**Previously filed.